As filed with the Securities and Exchange Commission on May 13, 2025

Registration Nos. 333-
811-08325
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
Pre-Effective Amendment No. _____
Post-Effective Amendment No. _____

and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940 [X]

Amendment No. 30 [X]
(Check appropriate box or boxes)

Athene Variable Annuity Account A
(Exact Name of Registrant)

Athene Annuity and Life Company
(Name of Depositor)

7700 Mills Civic Parkway, West Des Moines, IA 50266
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(888) 266-8489
(Depositor’s Telephone Number, including Area Code)

Blaine Doerrfeld Athene Annuity and Life Company 7700 Mills Civic Parkway West Des Moines, IA 50266-3862
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the individual flexible purchase payment deferred fixed and variable annuity contracts issued through the registrant, as described herein, were previously registered on Form N-4 (File Nos. 333-104881; 811-08325). Upon the merger of Athene Annuity & Life Assurance Company (“AADE”) (formerly known as Liberty Life Insurance Company) with and into Athene Annuity and Life Company (“AAIA”), formerly a wholly owned subsidiary of AADE, AAIA became the obligor of the contracts and the depositor of the registrant, necessitating the filing of a new registration statement for the contracts under the Securities Act of 1933 and an amendment to the registration statement under the Investment Company Act of 1940.

CLARITY 2+2 VARIABLE ANNUITY

Individual Flexible Purchase Payment Deferred Fixed and Variable Annuity Contract
Issued By
Athene Annuity and Life Company
Through
Athene Variable Annuity Account A

SUPPLEMENT DATED MAY 13, 2025
TO THE PROSPECTUS DATED MAY 1, 2008
Service Center:
Regular Mail: PO Box 64296, St Paul, MN 55164-0296
Overnight Mail: 7805 Hudson Road Suite 180, Woodbury, MN 55125
Phone Number: 800-423-9398

This supplement (“Supplement”) updates certain information contained in the prospectus, dated May 1, 2008, for Clarity 2+2 Variable Annuity, an individual flexible purchase payment deferred fixed and variable annuity contract (the “Contract” or “Contracts”). The prospectus, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on April 30, 2008 (File No. 333-104881), is incorporated herein by reference. Please read this Supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this Supplement have the meanings given to them in the prospectus.

Athene Annuity and Life Company (“AAIA”) is supplementing the prospectus primarily to provide information about the merger of Athene Annuity & Life Assurance Company (“AADE”), the former issuer of the Contract, with and into AAIA (the “Merger”), resulting in AAIA becoming the new insurance company issuer of your Contract and the depositor of Athene Variable Annuity Account A (the “Separate Account”).

Prior to the Merger, AAIA was a wholly owned subsidiary of AADE, with both AADE and AAIA as indirect wholly owned subsidiaries of Athene Holding Ltd. (“AHL”). On December 20, 2023, AADE and AAIA executed an agreement and plan of merger pursuant to which AADE would merge with and into AAIA, with AAIA as the surviving company. The Merger was effected for the purpose of streamlining operations, including financial reporting obligations, and to reduce expenses. AADE and AAIA obtained required state regulatory approvals for the Merger, and the Merger became effective on October 11, 2024. After the Merger, AAIA continues to be an indirect wholly owned subsidiary of AHL.

Upon completion of the Merger, AADE’s corporate existence ceased by operation of law. As the surviving company, AAIA assumed all the rights, duties, and obligations formerly held by AADE, including those related to the Separate Account and the Contract. Upon completion of the Merger, the Separate Account became a separate account of AAIA, and AAIA became responsible for the obligations, guarantees and benefits of all outstanding Contracts.
The Merger had no effect on the terms and provisions of, or the rights and obligations under, your Contract, other than to change the insurance company that issues the Contract and provides Contract benefits from AADE to AAIA. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contract owners.

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For information or service concerning the Contract, you may contact the Service Center using the contact information listed at the top of this Supplement.

Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

Reminder of Certain Changes to the Contract Prior to the Merger
The information below is intended to remind you of certain changes to the Contract that have occurred since the prospectus dated May 1, 2008.

1.    Prior to April 29, 2011, the issuer of the Contract was Liberty Life Insurance Company (“Liberty”), a subsidiary of Royal Bank of Canada (“RBC”). On or about April 29, 2011, AHL purchased Liberty from RBC and AHL became the owner of Liberty. As a result of the purchase, (i) effective February 1, 2012, Liberty was renamed “Athene Annuity & Life Assurance Company;” (ii) effective April 29, 2011, the name of the Separate Account was initially changed from “RBC Variable Annuity Account A” to “Liberty Life Variable Annuity Account A,” and effective May 4, 2012, the name of the Separate Account was changed to “Athene Variable Annuity Account A;” and (iii) all references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®” and the RBC Insurance® brand in the names of Contract features and benefits were removed.

Revisions to the Prospectus

The following describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

1.    All references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®,” the “Company,” “we,” “us,” and “our” throughout the prospectus that are not otherwise addressed below are replaced with references to AAIA.

2.    On the cover page:
•The first sentence of the second paragraph is replaced with the following:

The annuity contract has multiple investment choices – a fixed account option and the investment portfolios. You can put your money in Fixed Account I, and/or any of the available investment portfolios
•The remainder of the same paragraph, as well as the list of investment portfolios and their investment advisers, are deleted. Please see “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT” in this Supplement for a current list of investment portfolios available under the Contract.

3.    As a reminder, the “SUMMARY” section of the prospectus contains a concise description of the Contract, including information about the purpose of the Contract and for whom the Contract may be appropriate, the phases of the Contract, and the Contract’s primary features. Please note, if you elected the Plus 70/50 Optional Death Benefit Rider, your Contract is subject to a higher coverage charge. Please also note that upon annuitization of your Contract, a stream of income payments will become payable from the Company during the income phase; however, you will no longer be able to make withdrawals and the death benefit from the accumulation phase will terminate.

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In addition, under the section “SUMMARY,” the following is added as the second paragraph under the paragraph “Investment Options”:

Additional information about each investment portfolio is provided in an appendix to this prospectus. See “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT.”

4.    In the “FEE TABLE” section, the table showing the minimum and maximum total annual investment portfolio operating expenses, the table showing the total annual operating expenses for each investment portfolio, the immediately following “EXAMPLES” section, and the cross-reference to accumulation unit value history in Appendix A, including all related explanatory paragraphs and footnotes, are replaced with the information below. Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the minimum and maximum total annual operating expenses of the investment portfolios and to update the cost examples.

The table below shows the minimum and maximum total operating expenses charged by the investment portfolios, as of December 31, 2024, that you may pay periodically during the time that you own the Contract. These amounts also include applicable Fund Facilitation Fees if you choose to invest in the Vanguard Variable Insurance Fund. A complete list of investment portfolios available under the Contract, including their annual expenses, may be found in “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT.” Please note that investment portfolio expenses may be higher or lower in the future.

ANNUAL INVESTMENT PORTFOLIO OPERATING EXPENSES

	Minimum	Maximum
(expenses that are deducted from portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.25%	1.35%
EXAMPLE
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract maintenance charges, Separate Account annual expenses, and annual investment portfolio operating expenses.
The Example assumes that you invest $100,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of investment portfolio expenses and the election of the Plus 70/50 Optional Death Benefit Rider available for a higher coverage charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows:
If you surrender your Contract at the end of the applicable time period, or if you annuitize at the end of the applicable time period under an option other than a life annuity option or another option with an annuity payment period of more than 5 years:

1 year	3 years	5 years	10 years
$ 8,668	$11,294	$8,385	$20,701

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If you do not surrender your Contract, or if you annuitize at the end of the applicable time period under a life annuity option or another option with an annuity payment period of more than 5 years:

1 year	3 years	5 years	10 years
$1,418	$4,625	$8,385	$20,701

5.    Under the section “4. INVESTMENT PORTFOLIOS”:

•The first two paragraphs are replaced with the following:
The Contract offers the investment portfolios that are listed in APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT. Additional investment portfolios may be available in the future.
Each variable investment option under the Contract has an underlying investment portfolio, which is a mutual fund registered under the Investment Company Act of 1940 or a separate series of shares of such a mutual fund. Information about each investment portfolio available under the Contract, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT.”
There is no guarantee that any investment portfolio will achieve its stated objective. The variable investment option that invests in a particular investment portfolio has a name similar to that portfolio.

More comprehensive information about each of the investment portfolios is found in the current prospectuses for the investment portfolios, which may be amended from time to time. The investment portfolios’ prospectuses should be read carefully and in conjunction with this prospectus. You may obtain another copy of each investment portfolio’s prospectus, as well as the Statement of Additional Information (“SAI”) for each investment portfolio, without charge by contacting the Service Center.

•The tenth paragraph and the ensuing list of investment portfolios and advisors are deleted. Please see “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT” in this Supplement for a current list of the investment portfolios available under the Contract.

6.    The section “6. TAXES” is replaced with the following:

TAXES

This section provides a summary explanation of the tax ramifications of owning a Contract. We do not provide individual tax advice. You should contact your tax advisor to discuss your Contract’s effects on your personal tax situation. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract.
Tax Status of the Contracts
When you invest in an annuity Contract, you usually do not pay taxes on your investment gains until a distribution occurs – either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For a lump sum payment received as a total

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withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income rates. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.
If you invest in an annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a qualified contract.

Variable Contract Disclosure

Diversification Requirements. The Code requires that the investments of each investment division of the separate account underlying the Contracts be “adequately diversified” in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

Taxation of Non-Qualified Contracts

Required Distributions. In order to be treated as an annuity Contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. These requirements will be considered satisfied as to any portion of an Owner’s interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of

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death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to ensure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non- Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

Natural Persons. The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner’s investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

•    made on or after the taxpayer reaches age 59½;
•    made on or after the death of an Owner;
•    attributable to the taxpayer’s becoming disabled; or
•    made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Partial Annuitization. Under a new tax provision enacted in 2010, if part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as Annuity Payments instead of withdrawals. None of the payment

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options under the Contract is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant (if the Owner is a non-natural person). Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences. If a contract is issued for use under a qualified plan, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

Withholding. Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax advisor prior to purchasing more than one non-qualified annuity contract in any calendar year.

Further Information. We believe that the Contracts will qualify as annuity Contracts for Federal income tax purposes and the above discussion is based on that assumption.

Taxation of Qualified Contracts

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract and its terms and conditions. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Internal Revenue Code (the “Code”), permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59½, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

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Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Required Minimum Distributions. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. There is a 25% excise tax on any shortfall to taking the full RMD for a year, which is reduced to 10% if the shortfall is corrected within two years.

For IRAs, RMDs must begin by an individual’s “applicable age.” For most other Qualified Contracts, distributions generally must begin by the later of the individual’s applicable age or retirement. For individuals who reached age 70 ½ before January 1, 2020, the applicable age is 70 1/2. For individuals who reach age 72 before January 1, 2023, the applicable age is 72. For individuals who reach age 72 after January 31, 2022 and reach age 73 before 2033, the applicable age is 73. If an individual reaches age 74 after 2032, the applicable age is 75. For Roth IRAs or accounts, no RMDs are required during the individual’s lifetime.

RMDs rules also apply after death. Under recent changes to the law, most beneficiaries must take distributions within ten years. Certain “eligible designated beneficiaries” are permitted to take distributions over life or life expectancy. Eligible designated beneficiaries include spouses, disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. There are additional rules for situations where there is no designated beneficiaries or the beneficiary is a trust.

The details of the RMD rules are extremely complex. You should refer to your Contract, IRA Account or consult a tax advisor for more information about these distribution rules.

Other Tax Issues. Distributions from Qualified Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.
In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of any non-deductible Purchase Payment paid by or on behalf of any individual. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

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Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity Contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Definition of Spouse under Federal Law

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity Contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity Contract purchase.

1035 Exchanges

Under Section 1035 of the Internal Revenue Code, you are permitted in most circumstances to directly transfer amongst annuities. If the transfer does not qualify as a 1035 exchange, you may be subject to

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federal income tax which does not preclude the potential for penalties. Both annuities and other tax qualified accounts, including this annuity Contract, may contain early withdrawals provisions and therefore should be examined carefully. Please consult with your financial professional to discuss the costs and benefits. Please note that some financial professionals may receive a commission if you replace your existing annuity with another annuity contract.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

Tax Status of the Company

The Company is taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

Gifting a Contract

If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract’s value, you will be liable for the tax on the Contract’s value above your purchase payments not previously withdrawn. The new Contract owner’s purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Delayed Annuity Payments

Although there is no guidance in the Federal tax law as to when annuity payments must commence under a non-qualified contract, the IRS could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, then the contract should not be treated as an annuity contract for Federal tax purposes. If such was to occur, then the income under the Contract could become currently taxable to the owner.

7.    The section “8. PERFORMANCE” is deleted.

8.    Under the section “10. OTHER INFORMATION,” the subsection “The Company” is replaced with the following:
Athene Annuity and Life Company

Athene Annuity and Life Company (“AAIA,” the “Company”) is a stock life insurance company organized under the laws of Iowa. The Company was founded in 1896 and became known by its current name in 2014. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries,

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including the Company. The Company’s statutory home office is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.

The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed, fixed indexed, and registered index-linked annuities; (ii) pension group annuities; and (iii) funding agreements, including through its participation in a funding agreement backed note program.

The Company’s general account holds all of the Company’s assets other than the assets in the Separate Account or the Company’s other segregated asset accounts. The general account supports the Company’s insurance obligations and is subject to the general liabilities from the Company’s business operations and claims by the Company’s creditors. Amounts paid by the Company under your Contract that are not paid from the Separate Account (such as death benefits) are paid from the Company’s general account. Any such payments are subject to the Company’s financial strength and claims-paying ability.

9.    Under the section “10. OTHER INFORMATION,” the first two paragraphs under the subsection “Distributor” are replaced with the following:

The Contract is no longer offered for new sales, but existing Contract owners may continue to make additional Purchase Payments (except as otherwise described in this prospectus). As such, the Contract is considered to be continuously offered by AAIA and the Separate Account, but AAIA reserves the right to discontinue the offering.

Athene Securities, LLC (“Athene Securities”), an affiliate of AAIA through common control of AHL, serves as the principal underwriter for the Contract. Athene Securities’ principal business address is 7700 Mills Civic Parkway West Des Moines, IA 50266. Athene Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

10.    Under the section “10. OTHER INFORMATION,” the subsection “Administration” is deleted. See the SAI for information about any person who provides significant administrative or business affairs management services for the Separate Account with regard to the Contract.
11.    Under the section “10. OTHER INFORMATION,” the subsection “Legal Proceedings” is replaced with the following:

Legal Proceedings

The Company is subject to litigation arising in the ordinary course of business. The Company cannot provide any assurance that its insurance coverage will be adequate to cover all liabilities arising out of such claims. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. There is significant judgment required in assessing both the probability of an adverse outcome and the determination as to whether an exposure can be reasonably estimated. Litigation is, however, inherently uncertain and an adverse outcome from such litigation could have a material effect on the Company. In management’s opinion, the ultimate disposition of any current legal proceedings or claims are unlikely to have a material adverse effect on the Separate Account, the ability of the principal underwriter to perform its contract with the Company and the Separate Account, or the ability of the Company to meet its obligations under the Contracts.

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12.    Under the section “10. OTHER INFORMATION,” the subsection “Financial Statements” is replaced with the following:
Financial Statements

Financial statements of the Separate Account and AAIA are included in the SAI. For a free copy of the SAI, contact the Service Center.

13.     The table of contents of the Statement of Additional Information is deleted.

14.    The following is added immediately preceding Appendix A:

APPENDIX
INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT

The following is a list of investment portfolios available under the Contract. More information about the investment portfolios is available in the prospectuses for the portfolios, which may be amended from time to time. You can also request this information at no cost by calling 888-266-8489.

The current expenses and performance information below reflects fees and expenses of the investment portfolios, but do not reflect the other fees and expenses that your Contract may charge such as Fund Facilitation Fees. Expenses would be higher and performance would be lower if these other charges were included. Each investment portfolio’s past performance is not necessarily an indication of future performance.

Type/Investment Objective	Investment Portfolio and Advisor/Sub-advisor	Current Expenses	Fund Facilitation Fee	Current Expenses + Fund Facilitation Fee	Average Annual Total Returns as of (12/31/24)
					1 year	5 year	10 year
The investment seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index	BNY Mellon Investment Portfolios Small Cap Stock Index Portfolio – Service Shares (1) BNY Mellon Investment Adviser, Inc.	0.61%	N/A	0.61%	7.96%	7.70%	8.33%
The investment seeks to match the total return of the S&P 500® Index.	BNY Mellon Stock Index Fund, Inc. – Initial Shares BNY Mellon Investment Adviser, Inc.	0.27%	N/A	0.27%	24.67%	14.21%	12.81%

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Long-term capital appreciation	Fidelity Variable Insurance Products Contrafund Portfolio – Service Class 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.81%	N/A	0.81%	33.45%	16.74%	13.33%
High level of current income as is consistent with preservation of capital and liquidity.	Fidelity Variable Insurance Products Government Money Market Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.25%	N/A	0.25%	5.10%	2.33%	1.62%
Capital appreciation.	Fidelity Variable Insurance Products Growth Portfolio – Service Class 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.81%	N/A	0.81%	30.07%	18.63%	16.34%

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The investment seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity Variable Insurance Products Investment Grade Bond Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.38%	N/A	0.38%	1.79%	0.46%	1.93%
Long-term growth of capital.	Fidelity Variable Insurance Products Mid Cap Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.57%	N/A	0.57%	17.49%	11.34%	9.21%
Long-term growth of capital	Fidelity Variable Insurance Products Overseas Portfolio – Service Class 2 Fidelity Management & Research Company LLC / Subadvisor: FMR Investment Management (UK) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited; FIL Investment Advisors; FIL Investment Advisors (UK) Limited	0.98%	N/A	0.98%	4.81%	5.50%	6.06%

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Long-term growth of capital.	Invesco V.I. Core Equity Fund – Series I Shares Invesco Advisers, Inc./ Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland GmbH; Invesco Asset Management Limited; Invesco Canada Ltd.; Invesco Hong Kong Limited; Invesco Senior Secured Management, Inc.	0.80%	N/A	0.80%	25.60%	12.35%	9.42%
Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund – Series I Shares Invesco Advisers, Inc./ Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland GmbH; Invesco Asset Management Limited; Invesco Canada Ltd.; Invesco Hong Kong Limited; Invesco Senior Secured Management, Inc.	0.89%	N/A	0.89%	7.73%	2.97%	3.81%
Long-term growth of capital.	Janus Henderson Overseas Portfolio – Institutional Shares Janus Henderson Investors US LLC	0.88%	N/A	0.88%	5.84%	7.21%	5.55%
Long-term capital appreciation.	Lazard Retirement U.S. Small Cap Equity Select Portfolio – Service Shares (1) Lazard Asset Management LLC	1.10%	N/A	1.10%	11.12%	5.74%	6.73%
High current income and the opportunity for capital appreciation to produce a high total return.	Lord Abbett Series Fund Bond Debenture Portfolio – Class VC Shares Lord, Abbett & Co. LLC	0.99%	N/A	0.99%	6.72%	1.90%	3.73%

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Long-term growth of capital and income without excessive fluctuations in market value.	Lord Abbett Series Fund Growth and Income Portfolio – Class VC Shares Lord, Abbett & Co. LLC	0.93%	N/A	0.93%	20.60%	10.37%	9.05%
Capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.	Lord Abbett Series Fund Mid Cap Stock Portfolio – Class VC Shares Lord, Abbett & Co. LLC	1.14%	N/A	1.14%	14.90%	9.21%	6.83%
Current income and capital appreciation.	Lord Abbett Series Fund Dividend Growth Portfolio – Class VC Shares (1) (3) Lord, Abbett & Co. LLC	0.99%	N/A	0.99%	22.14%	12.23%	11.16%
Capital growth by investing in common stocks. Income is a secondary objective.	LVIP American Century Disciplined Core Value Fund – Standard Class II(1) Lincoln Financial Investments Corporation / American Century Investment Management, Inc.	0.71%	N/A	0.71%	13.09%	8.19%	8.24%
Long-term capital growth; income is a secondary consideration.	LVIP American Century Value Fund – Standard Class II (1) Lincoln Financial Investments Corporation / American Century Investment Management, Inc.	0.71%	N/A	0.71%	9.48%	8.59%	8.18%
Long-term capital growth.	LVIP American Century Ultra Fund – Standard Class II (1) Lincoln Financial Investments Corporation / American Century Investment Management, Inc.	0.75%	N/A	0.75%	28.80%	18.20%	16.46%

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Long-term capital growth. Income is a secondary objective.	T. Rowe Price Blue Chip Growth Portfolio T. Rowe Price Associates, Inc.	0.74%	N/A	0.74%	35.51%	14.46%	14.77%
High level of dividend income and long-term capital growth primarily through investments in stocks.	T. Rowe Price Equity Income Portfolio – II Class T. Rowe Price Associates, Inc.	0.98%	N/A	0.98%	11.38%	8.21%	8.00%
Long-term capital appreciation	T. Rowe Price Health Sciences Portfolio – II Class T. Rowe Price Associates, Inc.	1.10%	N/A	1.10%	1.42%	5.81%	8.20%
Highest total return over time consistent with an emphasis on both capital appreciation and income.	T. Rowe Price Moderate Allocation Portfolio (1) T. Rowe Price Associates, Inc. / T. Rowe Price Investment Management, Inc.; T. Rowe Price International Ltd; T. Rowe Price Hong Kong Limited	0.86%	N/A	0.86%	10.06%	5.51%	6.39%
Long term capital appreciation	Alger Capital Appreciation Portfolio – Class I-2 (1) (2) Fred Alger Management, LLC	0.81%	N/A	0.81%	48.13%	17.84%	15.55%
Long-term capital appreciation	Alger Large Cap Growth Portfolio – Class I-2 (1) (2) Fred Alger Management, LLC	0.84%	N/A	0.84%	42.98%	16.79%	13.87%
Long-term capital appreciation	Alger Mid Cap Growth Portfolio – Class I-2 (1) (2) Fred Alger Management, LLC	0.94%	N/A	0.94%	21.07%	10.34%	9.79%
Long-term capital appreciation	Vanguard Variable Insurance Funds Capital Growth Portfolio PRIMECAP Management Company	0.34%	0.20%	0.54%	13.41%	11.86%	12.37%

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Track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	Vanguard Variable Insurance Funds Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	0.20%	0.37%	15.08%	9.70%	9.41%
High level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.	Vanguard Variable Insurance Funds Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	0.20%	0.46%	4.74%	2.84%	4.99%
Track the performance of a broad, market-weighted bond index.	Vanguard Variable Insurance Funds Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	0.20%	0.34%	1.24%	-0.39%	1.25%
Track performance of a benchmark index that measures the investment return of the overall stock market.	Vanguard Variable Insurance Funds Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	0.20%	0.33%	23.71%	13.67%	12.37%
Long-term capital appreciation	Vanguard Variable Insurance Funds Small Company Growth Portfolio ArrowMark Colorado Holdings, LLC; The Vanguard Group, Inc.	0.29%	0.20%	0.49%	11.38%	6.96%	8.66%

(1)    Annual expenses reflect a contractual temporary fee reduction under an expense reimbursement or fee waiver arrangement.
(2)    For Contract owners who do not already have account value allocated to this sub-account, the subaccount is closed to new premium payments and transfers.
(3)    Effective April 1, 2020, the Lord Abbett Series Fund – Calibrated Dividend Growth Portfolio changed its name to Lord Abbett Series Fund – Dividend Growth Portfolio.

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15.    “APPENDIX A – CONDENSED FINANCIAL INFORMATION,” “APPENDIX B – INVESTMENT PORTFOLIOS,” and “APPENDIX C – DISCONTINUED INVESTMENT PORTFOLIOS” are deleted. Please see “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT” in this Supplement for a current list of investment portfolios available under the Contract and the prospectuses for the investment portfolios for more information.

16.    The SAI request form is deleted and the following information is added to the back cover page of the prospectus:

The SAI, dated May 1, 2008, as supplemented as of May 13, 2025, contains additional information about AAIA and the Separate Account, and is incorporated by reference into this prospectus. To obtain a free copy of the SAI, request other information about the Contract, or for general inquiries, please contact the Service Center.

Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov.

Contract Id. No.: [●]

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CLARITY 2+2 VARIABLE ANNUITY

Individual Flexible Purchase Payment Fixed and Variable Deferred Annuity Contract
Issued By
Athene Annuity and Life Company
Through
Athene Variable Annuity Account A

SUPPLEMENT DATED MAY 13, 2025
TO THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2008
Service Center:
Regular Mail: PO Box 64296, St Paul, MN 55164-0296
Overnight Mail: 7805 Hudson Road Suite 180, Woodbury, MN 55125
Phone Number: 800-423-9398

This supplement (“Supplement”) updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2008, for Clarity 2+2 Variable Annuity, an individual flexible purchase payment fixed and variable deferred annuity contract (the “Contract” or “Contracts”). The SAI, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on April 30, 2008 (File No. 333-104881), is incorporated herein by reference. Please read this Supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this Supplement have the meanings given to them in the SAI.

Athene Annuity and Life Company (“AAIA”) is supplementing the SAI primarily to provide information about the merger of Athene Annuity & Life Assurance Company (“AADE”), the former issuer of the Contracts, with and into AAIA (the “Merger”), resulting in AAIA becoming the new insurance company issuer of your Contract and the depositor of Athene Variable Annuity Account A (the “Separate Account”).

Prior to the Merger, AAIA was a wholly owned subsidiary of AADE, with both AADE and AAIA as indirect wholly owned subsidiaries of Athene Holding Ltd. (“AHL”). On December 20, 2023, AADE and AAIA executed an agreement and plan of merger pursuant to which AADE would merge with and into AAIA, with AAIA as the surviving company. The Merger was effected for the purpose of streamlining operations, including financial reporting obligations, and to reduce expenses. AADE and AAIA obtained required state regulatory approvals for the Merger, and the Merger became effective on October 11, 2024. After the Merger, AAIA continues to be an indirect wholly owned subsidiary of AHL.

Upon completion of the Merger, AADE’s corporate existence ceased by operation of law. As the surviving company, AAIA assumed all the rights, duties, and obligations formerly held by AADE, including those related to the Separate Account and the Contracts. Upon completion of the Merger, the Separate Account became a separate account of AAIA, and AAIA became responsible for the obligations, guarantees and benefits of all outstanding Contracts.

The Merger had no effect on the terms and provisions of, or the rights and obligations under, your Contract, other than to change the insurance company that issues the Contract and provides Contract benefits from AADE to AAIA. The Contracts continue to be funded by the Separate Account. Contract

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values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contract owners.
For information or service concerning the Contract, you may contact the Service Center using the contact information listed at the top of this Supplement.

Revisions to the SAI
The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

1.    All references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®,” the “Company,” “we,” “us,” and “our” throughout the SAI that are not otherwise addressed below are replaced with references to AAIA.

As a reminder, prior to April 29, 2011, the issuer of the Contract was Liberty Life Insurance Company (“Liberty”), a subsidiary of Royal Bank of Canada (“RBC”). On or about April 29, 2011, AHL purchased Liberty from RBC and AHL became the owner of Liberty. As a result of the purchase, (i) effective February 1, 2012, Liberty was renamed “Athene Annuity & Life Assurance Company;” (ii) effective April 29, 2011, the name of the Separate Account was initially changed from “RBC Variable Annuity Account A” to “Liberty Life Variable Annuity Account A,” and effective May 4, 2012, the name of the Separate Account was changed to “Athene Variable Annuity Account A;” and (iii) all references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®” and the RBC Insurance® brand in the names of Contract features and benefits were removed.

2.    The section “COMPANY” is replaced with the following:

ATHENE ANNUITY AND LIFE COMPANY

Athene Annuity and Life Company (“AAIA,” the “Company”) is a stock life insurance company organized under the laws of Iowa. The Company was founded in 1896 and became known by its current name in 2014. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.

The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed, fixed indexed, and registered index-linked annuities; (ii) pension group annuities; and (iii) funding agreements, including through its participation in a funding agreement backed note program.

Information about the Separate Account is included in the prospectus.

3.    The sections “EXPERTS,” “LEGAL OPINIONS,” and “DISTRIBUTOR,” are replaced with the following:

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ADMINISTRATOR

Pursuant to an agreement between the Company and Illumifin Corporation (“Illumifin”), Illumifin provides certain administrative services with respect to the Separate Account and the Contracts. These administrative services include, among other services, separate account administration services, establishing and maintaining individual account records, and providing plan documents. For the past three years, the Company paid $80,168 in 2024, $59,391 in 2023, and $63,077 in 2022 for the services provided by Illumifin. Illumifin’s principal business address is 7805 Hudson Road Suite 180, Woodbury, Minnesota, 55125.
CUSTODIAN
AAIA, subject to applicable laws and regulations, is the custodian of the assets held in the Separate Account. AAIA maintains records of all purchases and redemptions of fund shares held by each of the sub-accounts of the Separate Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the sub-accounts of the Separate Account as of the year or period December 31, 2024, included in this SAI have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of AAIA as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022 included in this SAI have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 699 Walnut Street, Suite 1800, Des Moines, Iowa 50309.

PRINCIPAL UNDERWRITER
The Contract is no longer offered for new sales, but existing Contract owners may continue to make additional Purchase Payments (except as otherwise described in the prospectus). As such, the Contract is considered to be continuously offered by AAIA and the Separate Account.

Athene Securities, an affiliate of AAIA through common control of AHL, serves as the principal underwriter for the Contract. Athene Securities’ principal business address is 7700 Mills Civic Parkway West Des Moines, IA 50266. Athene Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

The Contracts were sold by individuals who were licensed life insurance agents and FINRA registered representatives. No reportable underwriting commissions have been paid to Athene Securities or otherwise in connection with the Contracts during the last three fiscal years.

4.    The section “CALCULATION OF PERFORMANCE DATA” is deleted.

5.    The section “FEDERAL TAX STATUS” is deleted. Please see the prospectus for information regarding the federal tax implications of the Contract.

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6.    The section “FINANCIAL STATEMENTS” is replaced with the following:

FINANCIAL STATEMENTS

The financial statements of Athene Annuity and Life Company and the financial statements of Athene Variable Annuity Account A are included below.

The financial statements of AAIA only bear on the Company’s ability to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the Separate Account present the investment performance of the Separate Account.

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Athene Annuity and Life
Company
Financial Statements – Statutory-Basis and Supplementary Schedules
December 31, 2024, 2023 and 2022

Athene Annuity and Life Company
Index
December 31, 2024, 2023 and 2022

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Athene Annuity and Life Company
7700 Mills Civic Parkway
West Des Moines, IA 50266

Opinions

We have audited the statutory-basis financial statements of Athene Annuity and Life Company (the “Company”), which comprise the balance sheets - statutory-basis as of December 31, 2024 and 2023, and the related statements of operations - statutory-basis, statements of changes in capital and surplus – statutory-basis, and statements of cash flows – statutory-basis for each of the three years in the period then ended December 31, 2024, and the related notes to the statutory-basis financial statements (collectively referred to as the “statutory-basis financial statements”).

Unmodified Opinion on Statutory-Basis of Accounting

In our opinion, the accompanying statutory-basis financial statements present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the three years then ended, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 1 and Note 2 to the statutory-basis financial statements.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America section of our report, the statutory-basis financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2024 and 2023, or the results of its operations or its cash flows for the three years then ended.

Basis for Opinions

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statutory-Basis Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 and Note 2 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Iowa Insurance Division. The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 1 and Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material and pervasive.

Emphasis of Matter

As described in Note 1 to the statutory-basis financial statements, Athene Annuity and Life Assurance Company merged with and into the Company. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of the statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statutory-basis financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the statutory-basis financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the statutory-basis financial statements are issued.

Auditor’s Responsibilities for the Audit of the Statutory-Basis Financial Statements

Our objectives are to obtain reasonable assurance about whether the statutory-basis financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statutory-basis financial statements.
In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statutory-basis financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statutory-basis financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

Des Moines, Iowa
March 31, 2025

Athene Annuity and Life Company
Balance Sheets – Statutory-Basis
December 31, 2024 and 2023
(Dollars in thousands, except per share amounts)

	2024	2023
Admitted assets
Cash and invested assets:
Bonds	$130,962,442	$96,796,209
Preferred stocks	1,819,311	1,392,975
Common stocks:
Affiliated entities	431,051	424,922
Unaffiliated	741,073	340,905
Mortgage loans	60,226,224	41,079,171
Real estate held for the production of income	212,030	226,847
Policy loans	140,451	148,052
Cash, cash equivalents and short-term investments	9,764,163	9,248,957
Receivable for securities	232,578	124,602
Derivative assets	4,845,625	2,819,287
Derivative collateral assets	579,393	687,689
Other invested assets	11,568,991	9,692,696
Total cash and invested assets	221,523,332	162,982,312
Accrued investment income	2,016,652	1,213,332
Premiums due and deferred, net of loading	4,326	5,889
Reinsurance receivable	39,562	899,551
Funds withheld receivable on reinsurance	2,921,009	3,042,326
Reinsurance recoverable	1,331	1,995
Corporate owned life insurance	1,012,862	—
Amounts due from parent, subsidiaries, and affiliates	22,537	9,050
Federal income tax recoverable	166,513	—
Net deferred income tax asset	206,585	581,131
Other admitted assets	48,258	20,465
Separate account assets	49,882,253	50,446,592
Total admitted assets	$277,845,220	$219,202,643

The accompanying notes are an integral part of the financial statements.

Athene Annuity and Life Company
Balance Sheets – Statutory-Basis
December 31, 2024 and 2023
(Dollars in thousands, except per share amounts)

	2024	2023
Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$96,601,505	$118,485,591
Accident and health	1,974	1,845
Deposit-type contracts	36,359,016	22,250,440
Policy and contract claims	431,994	444,818
Total policy and contract liabilities	133,394,489	141,182,694
Accrued insurance expenses	70,912	67,210
Interest maintenance reserve	204,696	211,280
Asset valuation reserve	3,765,492	2,839,504
Amounts due to parent, subsidiaries, and affiliates	52,270	53,157
Federal income tax payable	—	21,567
Payable for securities	315,273	113,034
Derivative liabilities	1,030,094	924,357
Derivative and other collateral liability	5,617,217	3,421,910
Remittances and items not allocated	165,436	613,045
Liability for unclaimed property	115,952	110,908
Funds held under reinsurance treaties	55,558,281	5,855,562
Reinsurance payable	2,535,564	1,065,988
Other reinsurance liability	360,458	307,235
Repurchase agreement liability	5,625,701	3,076,319
Due to separate account	14,735,349	5,831,626
Other liabilities	1,687,697	769,181
Separate account liabilities	48,711,282	49,432,465
Total liabilities	273,946,163	215,897,042
Capital and surplus:
Common stock, $1 per share par value - 10,000,000
shares authorized, issued and outstanding	10,000	10,000
Paid-in surplus	5,735,000	4,774,362
Unassigned surplus (deficit)	(1,845,943)	(1,478,761)
Total capital and surplus	3,899,057	3,305,601
Total liabilities and capital and surplus	$277,845,220	$219,202,643

The accompanying notes are an integral part of the financial statements.

Athene Annuity and Life Company
Statements of Operations – Statutory-Basis
Years Ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

	2024	2023	2022
Premiums and other revenues
Premiums and annuity considerations for life and accident
and health policies and contracts	$7,736,850	$9,687,027	$6,310,930
Considerations for supplementary contracts with
life contingencies	12,448	(206,655)	56,862
Net investment income	10,501,479	5,644,299	3,945,950
Amortization of interest maintenance reserve	21,463	20,480	37,523
Commissions and expense allowances on reinsurance ceded	1,803,638	1,882,891	1,315,087
Corporate owned life insurance income (expense)	12,862	1,301	(33,395)
Net gain (loss) from operations from separate accounts	674,736	237,746	(48,170)
Modified coinsurance adjustment ceded	(31,753,929)	20,488,103	11,180,188
Funds withheld adjustment assumed	120,230	90,817	102,790
Other income	25,840	25,062	22,385
Total premiums and other revenues	(10,844,383)	37,871,071	22,890,150
Benefits and expenses
Benefits paid or provided for:
Surrender benefits	2,353,840	2,208,333	1,352,506
Annuity and other benefits	1,224,417	1,062,931	919,325
Increase (decrease) in policy reserves	(21,501,778)	28,991,221	17,877,185
Interest on policy or contract funds	1,573,988	700,563	363,469
Total benefits	(16,349,533)	32,963,048	20,512,485
Funds withheld adjustment ceded	1,709,373	277,234	220,652
Interest maintenance reserve ceded	29,503	6,495	(144,523)
Commissions	1,575,075	1,480,785	1,030,864
Commissions and expense allowance on reinsurance assumed	182,717	126,105	119,493
Interest maintenance reserve assumed	(18,059)	53,130	872
General insurance expenses	649,100	574,847	491,626
Insurance taxes, licenses, and fees	65,948	43,674	24,510
Transfer to separate account, net	307,035	1,802,671	1,735,915
Other expense (income)	(8,096)	(5,021)	(19,010)
Total benefits and expenses	(11,856,937)	37,322,968	23,972,884
Net gain (loss) from operations before dividends to
policyowners, federal income taxes and net realized
capital gains (losses)	1,012,554	548,103	(1,082,734)
Dividends to policyowners	17	20	25
Net gain (loss) from operations before federal income
taxes and net realized capital gains (losses)	1,012,537	548,083	(1,082,759)
Federal income tax expense (benefit)	(222,705)	452,495	204,742
Net gain (loss) from operations before net realized
capital gains (losses)	1,235,242	95,588	(1,287,501)
Net realized capital gains (losses), net of tax and transfers to
interest maintenance reserve	(285,751)	(174,391)	801,346
Net income (loss)	$949,491	$(78,803)	$(486,155)

The accompanying notes are an integral part of the financial statements.

Athene Annuity and Life Company
Statements of Changes in Capital and Surplus – Statutory-Basis
Years Ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

			Unassigned	Total
	Common	Paid-in	Surplus	Capital
	Stock	Surplus	(Deficit)	and Surplus
Balances at January 1, 2022	$10,000	$1,919,007	$(65,525)	$1,863,482
Net loss	—	—	(486,155)	(486,155)
Capital contribution	—	1,404,889	—	1,404,889
Change in net deferred income tax	—	—	68,962	68,962
Change in net unrealized capital gains
and losses, net of deferred tax	—	—	(534,322)	(534,322)
Change in nonadmitted assets	—	—	(176,621)	(176,621)
Change in asset valuation reserve	—	—	(140,890)	(140,890)
Surplus withdrawn from (contributed to) separate accounts during period	—	—	21,594	21,594
Other changes in surplus in separate accounts statement	—	—	70,866	70,866
Captive tax sharing agreement	—	—	175	175
Reinsurance adjustment	—	—	237,629	237,629
Balances at December 31, 2022	10,000	3,323,896	(1,004,287)	2,329,609
Correction of prior period error	—	—	(70,481)	(70,481)
Net loss	—	—	(78,803)	(78,803)
Capital contribution	—	1,450,466	—	1,450,466
Change in net deferred income tax	—	—	733,722	733,722
Change in net unrealized capital gains
and losses, net of deferred tax	—	—	812,632	812,632
Change in nonadmitted assets	—	—	(134,806)	(134,806)
Change in asset valuation reserve	—	—	(924,913)	(924,913)
Surplus withdrawn from (contributed to) separate accounts during period	—	—	(115,398)	(115,398)
Other changes in surplus in separate accounts statement	—	—	(102,945)	(102,945)
Captive tax sharing agreement	—	—	(42)	(42)
Reinsurance adjustment	—	—	(593,440)	(593,440)
Balances at December 31, 2023	10,000	4,774,362	(1,478,761)	3,305,601
Merger adjustment	—	—	(388,057)	(388,057)
Correction of prior period error	—	—	(7,582)	(7,582)
Net income	—	—	949,491	949,491
Capital contribution	—	960,638	—	960,638
Change in net deferred income tax	—	—	(61,136)	(61,136)
Change in net unrealized capital gains
and losses, net of deferred tax	—	—	1,534,314	1,534,314
Change in nonadmitted assets	—	—	(137,182)	(137,182)
Change in asset valuation reserve	—	—	(925,988)	(925,988)
Other changes in surplus in separate accounts statement	—	—	(517,892)	(517,892)
Captive tax sharing agreement	—	—	350	350
Change in valuation basis on reserves	—	—	376,597	376,597
Reinsurance adjustment	—	—	(1,190,097)	(1,190,097)
Balances at December 31, 2024	$10,000	$5,735,000	$(1,845,943)	$3,899,057

The accompanying notes are an integral part of the financial statements.

Athene Annuity and Life Company
Statements of Cash Flows – Statutory-Basis
Years Ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

	2024	2023	2022
Cash from operations
Premiums and policy proceeds, net of reinsurance	$7,750,038	$9,516,710	$6,368,218
Net investment income received	9,300,493	5,091,189	3,671,559
Commissions and expense allowances on reinsurance ceded	1,811,471	1,883,507	1,365,971
Funds withheld adjustment ceded	(1,709,373)	(277,234)	(220,652)
Net benefits received (paid)	(34,968,361)	15,813,076	9,037,121
Commissions and insurance expenses paid	(2,400,280)	(2,153,701)	(1,648,728)
Federal income tax received (paid)	18,197	(507,742)	(389,932)
Net transfers (to) from separate accounts	8,596,689	637,212	(759,787)
Other revenues received less other expenses paid	85,036	46,658	(39,482)
Net cash from operations	(11,516,090)	30,049,675	17,384,288
Cash from investments
Proceeds from investments sold, matured or repaid:
Bonds	34,416,151	13,382,521	12,738,916
Stocks	338,477	102,598	200,362
Mortgage loans	7,020,006	3,374,534	3,353,038
Other invested assets	1,130,989	1,745,846	3,948,629
Miscellaneous proceeds	281,845	160,981	151,616
Total investment proceeds	43,187,468	18,766,480	20,392,561
Cost of investments acquired:
Bonds	(69,109,193)	(28,599,173)	(24,569,539)
Stocks	(1,136,707)	(973,696)	(213,562)
Mortgage loans	(26,688,611)	(18,127,510)	(10,541,940)
Real estate	(5,754)	—	—
Other invested assets	(2,013,159)	(2,154,461)	(4,665,811)
Miscellaneous applications	(552,064)	(363,694)	(1,190,816)
Total costs of investments acquired	(99,505,488)	(50,218,534)	(41,181,668)
Net change in policy loans	7,908	6,819	(23,654)
Net cash from investments	(56,310,112)	(31,445,235)	(20,812,761)
Cash from financing and miscellaneous sources
Net deposits (withdrawals) on deposit-type contracts	14,108,577	3,343,053	5,709,742
Capital contribution	311,663	310,471	668,433
Borrowed funds and repurchase agreements	2,549,382	(868,264)	1,335,903
Net change in derivative and other collateral liability	2,195,307	1,711,348	(1,710,658)
Funds held under reinsurance	49,702,719	(1,349,641)	(2,312,387)
Other cash provided (applied)	(526,240)	1,148,967	304,466
Net cash from financing and miscellaneous sources	68,341,408	4,295,934	3,995,499
Net change in cash, cash equivalents and short-term investments	515,206	2,900,374	567,026
Cash, cash equivalents and short-term investments
Beginning of year	9,248,957	6,348,583	5,781,557
End of year	$9,764,163	$9,248,957	$6,348,583

The accompanying notes are an integral part of the financial statements.

Athene Annuity and Life Company
Statements of Cash Flows – Statutory-Basis
Years Ended December 31, 2024, 2023 and 2022
(Dollars in thousands)

	2024	2023	2022
Supplemental disclosures of cash flow information for non-cash transactions
Capital contribution - non-cash (financing)	$622,337	$1,294,714	$781,743
Capital contribution - non-cash (investing)	(614,665)	(1,282,881)	(781,743)
Capital contribution - non-cash (operating)	(7,672)	(11,833)	—
Capital contribution of stock compensation expense (financing)	26,638	50,466	29,594
Capital contribution of stock compensation expense (investing)	(274)	(408)	(610)
Capital contribution of stock compensation expense (operating)	(26,364)	(50,058)	(28,985)
Security exchanges and asset in kind trades - bond proceeds (investing)	4,409,615	2,904,032	5,220,673
Security exchanges and asset in kind trades - bonds acquired (investing)	(4,409,615)	(2,904,032)	(4,198,476)
Security exchanges and asset in kind trades - other invested asset
proceeds (investing)	65,000	10,913	5,100,973
Security exchanges and asset in kind trades - other invested assets
acquired (investing)	(65,000)	(10,913)	(5,758,613)
Security exchanges and asset in kind trades - mortgage loans acquired
(investing)	—	—	(461,730)
Security exchanges and asset in kind trades - stock proceeds (investing)	30,018	24,002	103,979
Security exchanges and asset in kind trades - stocks acquired (investing)	(30,018)	(24,002)	(6,806)
Reinsurance activity settled in bonds (operating)	470,814	270,727	218,154
Reinsurance activity settled in bonds (investing)	(470,814)	(270,727)	(218,154)
Reinsurance recapture - bonds proceeds (investing)	39,269	35,672	—
Reinsurance recapture (operating)	(39,269)	(35,672)	—
Interest capitalization (operating)	118,597	56,796	9,316
Interest capitalization (investing)	(118,597)	(56,796)	(9,316)
Asset transfer mortgage loans to other invested assets - proceeds (investing)	292,556	4,170	1,962
Asset transfer mortgage loans to other invested assets - acquired (investing)	(292,556)	(4,170)	(1,962)
Asset transfer bonds to mortgage loans - net investment income (operating)	630	1,280	—
Asset transfer bonds to mortgage loans - proceeds (investing)	85,153	139,494	—
Asset transfer bonds to mortgage loans - acquired (investing)	(85,783)	(132,015)	—
Asset transfer bonds to mortgage loans - suspense (financing)	—	(8,760)	—
Asset transfer bonds to stocks - proceeds (investing)	1,714	—	390,258
Asset transfer bonds to stocks - acquired (investing)	(1,714)	—	(390,258)
Asset transfer mortgage loans to bonds - proceeds (investing)	44,067	—	—
Asset transfer mortgage loans to bonds - acquired (investing)	(44,067)	—	—
Asset transfer mortgage loans to real estate - proceeds (investing)	—	74,200	147,085
Asset transfer mortgage loans to real estate - acquired (investing)	—	(74,200)	(147,085)
Asset transfer bonds to other invested assets - proceeds (investing)	—	3,801	—
Asset transfer bonds to other invested assets - acquired (investing)	—	(3,801)	—
Asset transfer stocks to bonds - proceeds (investing)	—	—	105,099
Asset transfer stocks to bonds - acquired (investing)	—	—	(105,099)

The accompanying notes are an integral part of the financial statements

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

1.    Nature of Operations and Significant Accounting Policies

Organization and Nature of Business
Athene Annuity and Life Company (the Company) is a stock life insurance company domiciled in the State of Iowa and was founded in 1896. The Company is licensed in the District of Columbia, Puerto Rico and all states except New York. The Company is a leading retirement services company offering savings products through independent agents and financial institutions that are focused on simple, tax efficient solutions such as fixed indexed and fixed rate annuities. The Company also issues group annuity contracts within a separate account structure to employers related to pension group annuity (PGA) transactions and funding agreements to financial institutions.
All outstanding shares of the Company are owned by Athene Annuity Re Ltd. (AARe), which is an indirect wholly owned subsidiary of Athene Holding Ltd. (AHL). AHL is a direct subsidiary of Apollo Global Management Inc. (AGM).

The Company owns all the outstanding capital stock of Athene Annuity & Life Assurance Company of New York (AANY), which in turn owns all the outstanding capital stock of Athene Life Insurance Company of New York (ALICNY). The Company also owns all the outstanding capital stock of Structured Annuity Reinsurance Company (STAR), Athene Re USA IV, Inc. (Athene Re IV), Centralife Annuities Services, Inc. and P.L. Assigned Services, Inc.

Merger
On December 20, 2023, the Company and Athene Annuity & Life Assurance Company (AADE), its Delaware domiciled parent company, executed an Agreement and Plan of Merger. Effective October 11, 2024, following the receipt of all required regulatory approvals, AADE merged with and into the Company, with the Company as the surviving entity. The Company received a no objection letter from the Insurance Division, Department of Commerce, of the State of Iowa (Iowa Department) to use a merger effective date of October 1, 2024 for financial reporting purposes.

The merger was accounted for in accordance with the Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities and surplus of the Company and AADE were carried forward to the merged company. The common capital stock of AADE was deemed canceled and AADE’s investment in the affiliated common stock of the Company was eliminated. The business the Company previously ceded to AADE under a coinsurance agreement is no longer reflected as assumed and ceded risks in the recast merged financial statements. The impact of these merger adjustments, net of eliminations, increased capital and surplus by $257,019 as of the merger effective date.

Summarized financial information for the Company and AADE presented separately for the periods prior to the merger is as follows. As further discussed in the Accounting Changes section, the 2023 total assets and total liabilities have been recast to present receivables and payables from affiliated reinsurance agreements on a net basis.

	December 31, 2023
	The Company	AADE	Eliminations	Merged Totals

Total assets	$187,498,423	$35,022,390	$(3,318,170)	$219,202,643
Total liabilities	184,622,544	31,878,759	(604,261)	215,897,042
Capital and surplus	2,875,879	3,143,630	(2,713,908)	3,305,601
Total premiums and other revenues	36,940,976	908,478	21,617	37,871,071
Total benefits and expenses	36,732,225	699,871	(109,128)	37,322,968
Net income (loss)	(209,334)	(215)	130,746	(78,803)

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2022
	The Company	AADE	Eliminations	Merged Totals

Capital and surplus	$2,067,261	$2,298,385	$(2,036,037)	$2,329,609
Total premiums and other revenues	20,451,469	2,500,456	(61,775)	22,890,150
Total benefits and expenses	21,051,869	2,755,050	165,965	23,972,884
Net income (loss)	(238,118)	(20,297)	(227,740)	(486,155)

As described in Note 2, the Company utilizes certain accounting practices prescribed by the Iowa Department to account for its derivative instruments and indexed annuity policy reserves. These accounting practices differed from the methods utilized by AADE. Effective on the date of merger, these prescribed practices were applied to the former AADE block, including for the calculation of balances impacting reinsurance settlements for business ceded under affiliated reinsurance treaties. Also effective on the date of merger, the Company removed AVR balances previously ceded by AADE. In accordance with SSAP No. 3, Accounting Changes and Correction of Errors, the effects of these accounting changes were recorded directly to surplus in 2024, and the historical financials were not restated. The net impact of adopting these accounting changes, net of reinsurance and taxes, decreased surplus by $388,057 as of the merger effective date, primarily driven by the removed ceded AVR balances which did not have an impact on total adjusted capital.

Regulatory Closed Blocks
The Company established two regulatory closed blocks, on March 31, 2000 for Indianapolis Life Insurance Company and June 30, 1996 for AmerUs Life Insurance Company, in connection with the reorganization of two mutual insurance predecessor entities of the Company to a stock form. Insurance policies which had a dividend scale in effect at the time of the reorganizations were included in the closed blocks. The closed blocks were designed to give reasonable assurance to owners of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect at the time of the reorganization, if the experience underlying such scales continues. The assets allocated to the closed blocks, including revenue therefrom, will accrue solely to benefit the owners of policies included in the block until the block is no longer in effect. Payment of dividends on closed block policies will be supported by closed block assets; however, in the unlikely event the closed block assets are insufficient to meet minimum policy obligations, dividend payments will be made from the general funds.

Basis of Presentation
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Iowa Department. The State of Iowa has adopted the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual. These practices differ from accounting principles generally accepted in the United States of America (GAAP) and are presumed to be material.
The more significant of the differences from those prescribed or permitted by the Iowa Department and GAAP are as follows:
Fixed Maturity Securities: Investments in bonds, redeemable preferred stocks, and surplus notes are reported at amortized cost or fair value based on their rating by the NAIC; for GAAP, such investments would be designated at purchase as held-to-maturity, trading or available-for-sale. For GAAP, held-to-maturity fixed maturity investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale.
A decline in a security’s estimated fair value that is other-than-temporary is treated as a realized loss in the statements of operations and the cost basis of the security is reduced to its estimated fair value. Under GAAP, available-for-sale securities with a fair value that has declined below amortized cost are evaluated to determine how the decline in fair value should be recognized. If it is determined, based on the facts and circumstances related to the specific security, that the holder intends to sell a security or it is more likely than not that the holder would be

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
required to sell a security before the recovery of its amortized cost, any existing allowance for credit losses is reversed and the amortized cost of the security is written down to fair value. If neither of these conditions exist, the holder evaluates whether the decline in fair value has resulted from a credit loss or other factors. If the decline in fair value resulted from a credit loss, the cost basis is not reduced but rather a valuation allowance is established and is remeasured each period for the passage of time, any change in expected cash flows, and changes in the fair value of the security.

Mortgage Loans: Mortgage loans are reported at amortized cost. Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are established for the expected credit losses at the time of purchase and represent the portion of the asset’s amortized cost basis the Company does not expect to collect due to credit losses over the asset’s contractual life. Expected credit losses consider past events, current conditions, and reasonable and supportable forecasts of future economic conditions or macroeconomic forecasts. Effective January 1, 2022, the Company elected the fair value option on the Company’s mortgage loan portfolio for GAAP. Changes in the fair value of the mortgage loan portfolio are reported in investment related gains (losses).

Real Estate: Investments in real estate are reported net of related obligations. Under GAAP, real estate is reported on a gross basis.

Short-term Investments: Short-term investments include investments with maturities less than one year from the date of acquisition and are included in cash, cash equivalents and short-term investments in the balance sheets and statements of cash flows. Under GAAP, investments with maturities less than three months from the date of acquisition are included in cash and cash equivalents while investments with maturities less than one year but greater than three months are included in short-term investments and are not part of cash and cash equivalents in the statements of cash flows.
Derivatives: Derivative instruments used in hedging transactions that meet the criteria of an effective hedge, and are designated in a hedge accounting relationship, are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the net unrealized capital gains (losses) reported in surplus along with any adjustment for federal income taxes). Embedded derivatives are not accounted for separately from the host contract. Under GAAP, all derivatives are reported on the balance sheets at fair value, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and valued and reported at fair value. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge, or that meet the required criteria but the Company has chosen not to apply hedge accounting, are accounted for at fair value and the changes in the fair value are recorded as unrealized gains or unrealized losses directly to surplus rather than to income as required under GAAP. Refer to Note 2 for discussion surrounding the Company's prescribed practices applied to derivatives.
Other Invested Assets: Changes in value of certain other long-term investments accounted for under the equity method of accounting are recorded as unrealized gains and losses as a component of surplus. Under GAAP, such changes are recorded through earnings.
Interest Maintenance Reserve (IMR):  Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The Company also defers the gains and losses related to the market value adjustment (MVA) on annuity policies.  The net deferral is reported as IMR in the accompanying balance sheets.  Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR.  Under GAAP, realized capital gains and losses and the MVA would be reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold or the MVA was realized.

Asset Valuation Reserve (AVR): The AVR provides a valuation allowance for invested assets and is determined by an NAIC prescribed formula with changes reflected directly in surplus; AVR is not recognized for GAAP.
Policy Acquisition Costs: The costs of acquiring and renewing business are expensed as incurred. Under GAAP, acquisition costs directly related to successful acquisition of new or renewal contracts are capitalized and amortized over the life of the contracts.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Nonadmitted Assets: Certain assets are designated as nonadmitted; principally, as applicable, certain receivables from agents and bills receivable, electronic data processing equipment, capitalized software, furniture and equipment, prepaid expenses, certain deferred income tax assets, non-insurance subsidiaries for which audited GAAP financial statements are not obtained, and other certain assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to surplus. Under GAAP, there is no concept of nonadmitted assets.
Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Interest on these policies is reflected in other benefits. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Under GAAP, premiums received on universal life are recorded directly to the reserve liability and benefits incurred represent interest credited to the policy account value and the excess of benefits paid over the policy account value. For deferred annuity policies and single premium immediate annuity (SPIA) policies without life contingencies, premiums received and benefits paid are recorded directly to the policy reserve liability.

Deposit-Type Contracts: The Company records the liability for fixed coupon rate funding agreements in the amount equal to the present value of the future interest payments and maturity payments discounted at the appropriate statutory valuation rate. For floating coupon rate funding agreements, the Company records the liability in the amount equal to the notional value plus the accrued interest on the next coupon payment. Under GAAP, these liabilities are recorded using the effective interest method based on the initial deposit and projected future coupon payments and maturity value. For funding agreements denominated in foreign currencies, the liabilities are calculated in the foreign currency and then converted to US dollars using the spot foreign exchange rate as of the balance sheet date.
For SPIA without life contingencies, the Company records the liability as the present value of cash flows discounted using prescribed valuation interest rates. Under GAAP, these liabilities are recorded using the effective interest method whereby an effective interest rate is solved for such that the present value of benefits and maintenance expenses equals the gross premium received less deferrable acquisition costs.
Benefit Reserves: Certain policy reserves, including the group annuity contracts related to PGAs, are calculated as the present value of cash flows discounted using prescribed valuation interest rates and prescribed mortality rather than on estimated expected experience or actual account balances as would be required under GAAP. For group annuity contracts related to PGA business, the Company received approval from the Iowa Department to use an alternative methodology where mortality is based on prudent best estimate assumptions rather than prescribed mortality. For PGA group annuity contracts with deferred lives (participants not currently receiving pension benefits but eligible to commence at a future date), the present value of expected benefits is determined using prudent best estimate assumptions (mortality, election type, election age, etc.) based on any plan experience, industry data and actuarial judgment.
Reinsurance: Policy and contract liabilities ceded to reinsurers under coinsurance agreements have been reported as reductions of the related reserves rather than as assets as would be required by GAAP. Any reinsurance balances deemed to be uncollectible are written off through a charge to earnings. A liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to surplus. Under GAAP, an allowance for expected credit losses is established through a charge to earnings with subsequent changes to expected credit losses recognized as an adjustment to that allowance through a charge to earnings. Upfront commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.
Deferred Income Taxes: Deferred tax assets are limited to: 1) the amount of capital gains taxes paid in prior years that can be recovered through capital loss carrybacks for existing temporary differences that reverse during a time frame corresponding with Internal Revenue Service (IRS) tax loss carryback provisions, not to exceed three years, plus 2) the lesser of the amount of the remaining gross deferred tax assets expected to be realized within three years of the balance sheet date or 15% of adjusted capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering the character (i.e. ordinary versus capital) of the deferred tax assets and liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Policyowner Dividends: Policyowner dividends are recognized when declared rather than over the term of the related policies as required by GAAP, and are reserved one year in advance through charges to operations.
Subsidiaries, Controlled and Affiliated Entities: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company. Under GAAP, such consolidation would be required.
Comprehensive Income: Comprehensive income and its components are not presented in the financial statements, which is required under GAAP.
Separate Accounts: Separate account premiums and benefits are recognized in the accompanying statements of operations and transferred to or from the separate account. Under GAAP, separate account premiums and benefits are not recognized. The accounts and operations of the Company’s Funding Agreements, Group Annuity, and Index-Linked Annuity Separate Accounts are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Other significant accounting policies follow:

Investments
The Company's bonds, loan-backed and structured securities, preferred stocks, affiliated and unaffiliated common stocks, mortgage loans, real estate, policy loans, short-term investments, cash equivalents and other invested assets are stated using methods prescribed by the NAIC, as follows:

•Bonds not backed by other loans are principally stated at amortized cost using the modified scientific method unless they are designated by the Securities Valuation Office (SVO) of the NAIC as Class 6, in which case they are reported at the lower of amortized cost or fair value. Bonds containing issuer call provisions (except "make-whole" call provisions) are amortized to the call or maturity value and date which produces the lowest asset value (yield-to-worst).

•Loan-backed and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except for principal-only, interest-only, purchased credit impaired securities, and securities not highly rated at the time of purchase, which are valued using the prospective method.

•Perpetual preferred stock is carried at fair value, not to exceed any currently effective call price. The related net unrealized capital gains or losses are reported in surplus along with any adjustment for federal income taxes. Redeemable preferred stock designated by the SVO as Class 3 or better is carried at amortized cost. Redeemable preferred stock designated by the SVO as Class 4 to 6 is carried at the lower of cost or fair value.

•Affiliated common stock of the Company’s insurance subsidiaries is reported in accordance with SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, at the subsidiary's underlying capital and surplus plus unamortized goodwill. The Company’s investment in non-insurance subsidiaries is reported at the subsidiary's GAAP book value. The net change in the underlying book value of the subsidiaries is reflected within surplus as a change in unrealized capital gains and losses.

•Unaffiliated common stocks are reported at fair value based on quoted market prices or commercially available vendor prices and the related net unrealized capital gains or losses are reported in surplus along with any adjustment for federal income taxes. The Company is a member of the Federal Home Loan Bank (FHLB) of Des Moines which requires members to purchase FHLB capital stock in relation to the amount of FHLB advances drawn by such member. There is no active market for FHLB stock, and the stock is carried at cost, which is equivalent to fair value.

•There are no restrictions on assets, except for those disclosed in Note 4.

•Mortgage loans are reported at unpaid principal balances, net of unamortized premiums and discounts, less valuation allowance for specific reserves. A mortgage loan is considered for a specific allowance when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that it will not be able to collect all scheduled principal and interest, a valuation allowance is established and the mortgage loan is written down to the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell and the recorded investment in the mortgage loan. The creation of a valuation allowance for specific reserves or change to an existing valuation allowance for specific reserves is reflected within surplus as a change in unrealized gains and losses. Mortgage loans for which foreclosure is probable are

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
considered permanently impaired and a direct write down is recognized as a realized loss in the statements of operations and a new cost basis is established.

•Real estate classified as held for sale is reported at lower of depreciated cost or fair value, net of related obligations. Real estate classified as held for the production of income is reported at depreciated cost net of related obligations.

•Policy loans are valued at unpaid principal balances.

•Short-term investments include investments with remaining maturities of one year or less at the time of acquisition (excluding those investments classified as cash equivalents as defined below) and are principally stated at amortized cost. Short-term investments include bonds and money market instruments.

•Cash equivalents are money market mutual funds or short-term highly liquid investments with an original or remaining maturity of three months or less at the date of purchase and are principally stated at amortized cost.

•Other invested assets are primarily comprised of partnership interests. Partnership interests are accounted for under the equity method of accounting under which the carrying value of the related partnership interest is based on the Company’s proportional share of the GAAP equity of the partnership. Any difference between the cost basis and carrying value of the partnership interest is reflected in surplus. Other than partnerships, other invested assets may include surplus notes. Surplus notes with an NAIC 1 or NAIC 2 designation are reported at amortized cost. Surplus notes with an NAIC 3 through NAIC 6 designation are reported at the lesser of amortized cost or fair value, with fluctuations in fair value reflected within surplus as a change in unrealized gains and losses.

•Repurchase agreements and reverse repurchase agreements are agreements between a seller and a buyer, whereby the seller of securities sells and simultaneously agrees to purchase the same or substantially the same securities from the buyer at an agreed upon price and, usually, at a stated date as defined in SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Company's repurchase agreements are accounted for as secured borrowings. The Company pledges investments, receives cash as collateral and establishes a liability to return the collateral. For reverse repurchase agreements, the Company lends cash and establishes a short-term investment for the principal amount loaned under the agreement.

Changes in unrealized gains or losses on bonds, preferred stocks, and common stocks carried at fair value are credited or charged directly to surplus, except those securities with OTTI. A decline in a security’s estimated fair value that is other-than-temporary is treated as a realized loss in the statements of operations and the cost basis of the security is reduced to its estimated fair value. The Company identifies fixed income and equity securities that could potentially have impairments that are other-than-temporary by monitoring changes in fair value of its securities relative to the amortized cost of those securities. The Company reviews its bonds and stocks on a case-by-case basis to determine whether an OTTI exists and whether losses should be recognized through earnings. The Company considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in fair value; (3) the issuer’s financial position and access to capital; and (4) for fixed income securities, the Company’s intent to sell a security or whether it is more likely than not it will be required to sell the security before the recovery of its amortized cost (which, in some cases, may extend to maturity) and for equity securities, the Company’s ability and intent to hold the security for a period of time that allows for the recovery in value. To the extent the Company determines that a security is deemed to be other-than-temporarily impaired, an impairment loss is recognized.

The recognition of an OTTI for loan-backed and structured securities is dependent upon the Company’s ability and intent to hold the security until the ultimate recovery of amortized cost. SSAP No. 43R, Loan-backed and Structured Securities, requires that an OTTI loss be recognized in earnings for a loan-backed or structured security in an unrealized loss position when it is anticipated that the cost basis will not be recovered. When an OTTI is recognized, the non-interest related portion of the OTTI loss is recorded through AVR and the interest related portion is recorded through IMR. In situations where the Company intends to sell the security, or it does not have the intent and ability to hold the security until recovery of the amortized cost basis, the entire difference between the security’s amortized cost and estimated fair value is recognized as an OTTI loss in the statements of operations. In situations where the Company does not intend to sell the security, and has both the intent and ability to hold the security until recovery of the amortized cost basis but does not expect to recover the entire amortized cost, the difference between the amortized cost basis of the security and the net present value of the future cash flows expected to be collected is recognized as an OTTI loss in the statements of operations.
Realized capital gains and losses are determined on a first-in, first-out basis and are recorded net of related federal income taxes. The AVR is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments (principally bonds and mortgage loans) attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.
Changes in nonadmitted asset carrying amounts are recorded directly to surplus.
Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default or foreclosure or which are delinquent more than 90 days. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from interest income when payment exceeds 90 days past due.
Derivatives
Derivatives are carried on the Company’s balance sheets as both derivative assets and derivative liabilities. The Company currently executes both bilateral trades and cleared trades. For bilateral trades, the Company has elected to present any derivatives subject to master netting provisions as a gross asset or liability, gross of collateral presented. Cleared trades are cleared and settled through the broker, the central clearing counterparty and Futures Commission Merchant (FCM). On the date a derivative contract is executed, the Company designates derivatives as either a cash flow hedge, fair value hedge, or a free-standing derivative held for other risk management purposes, which primarily involve managing asset or liability risks associated with the Company’s reinsurance treaties which do not qualify for hedge accounting. Free-standing derivatives also include derivatives that economically hedge interest rate risk and other cash flows risks but do not qualify for, or the Company has chosen not to apply, hedge accounting. The Company’s policy is to align the derivative income or expense to the statements of operations line item for which it relates.

For bilateral derivative positions, in order to reduce the amount of exposure on derivative instruments, the Company may be required to pledge or receive collateral for any derivative contracts that are entered into. The amount of collateral that is required is based on the fair value of the contract and credit threshold of the counterparty. For cleared derivative positions, the Company is required to satisfy daily collateral requirements associated with our FCM agreement and these amounts include initial margin requirements.
Derivative instruments that qualify for hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. To qualify for hedge accounting, the Company must maintain specific documentation regarding the risk management objectives of the hedge and demonstrate on an ongoing basis that the hedging relationship remains highly effective. For foreign currency forward contracts classified as highly effective, an excluded component representing forward points on the currency contract is amortized into income over the life of the contract. Derivatives that do not qualify for, or for which the Company has elected not to apply hedge accounting, excluding replication transactions and those accounted for in accordance with Iowa Administrative Code Section 191-97, Accounting for Certain Derivative Instruments Used to Hedge the Growth in Interest Credited for Indexed Insurance Products and Accounting for the Indexed Insurance Products Reserve (IAC Section 191-97) (refer to discussion in Note 2), are measured at fair value each reporting period with changes in fair value recorded as unrealized gains or losses in surplus. Cash payments made or received on these derivative instruments are recorded through net investment income.

Futures are recorded at fair value of margin on deposit with the clearing broker and changes in this margin on deposit are recognized in the summary of operations through investment income.
Effective January 1, 2023, the Company adopted revisions to SSAP No. 86, Derivatives, to adopt the generally accepted accounting principles in the United States of America (U.S. GAAP) guidance for determining hedge effectiveness from Accounting Standards Update (ASU) 2017-12. The revisions update the measurement method required for different types of excluded components in hedging instruments such as foreign currency forward points and cross-currency spread basis and expands the investment schedule reporting and disclosures for derivatives in the annual statement blanks. The impact of this adoption on the Company’s financial statements was immaterial.

Separate Accounts
Separate account assets and liabilities reported in the balance sheets represent funds that are separately administered. The Company maintains five separate account arrangements. The first arrangement includes one separate account containing funding agreements. The assets within this separate account represent a reinsurance receivable, as these funding agreements are ceded as discussed in Note 7.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The second arrangement includes three separate accounts, consisting of previously sold variable annuity and variable universal life products. The Company ceased marketing these products in 2009. The assets and liabilities of the variable lines of business are reported at fair value since the underlying investment risks are assumed by the policy owners. Investment income and gains or losses arising from the variable lines of business accrue directly to the policy owners and are, therefore, not included in investment earnings in the accompanying statements of operations.
The third arrangement, known as Group Annuity Separate Accounts, includes separate accounts supporting annuity contracts issued to various employers, or trusts established by such employers, in respect of those employers' pension plans. The group fixed annuity contracts obligate the Company's general account to make annuity payments if the separate account is not able to do so.
The fourth arrangement, known as Index-Linked Deferred Annuity Contract Separate Account, supports registered index-linked deferred annuity contracts issued by the Company.  The Company’s general account has guaranteed the amounts under the index-linked deferred annuity contracts, to the extent not covered by the assets in the separate account.

The fifth arrangement, known as Private Placement Variable Annuity Separate Account, supports private placement variable deferred annuity contracts issued by the Company to purchasers meeting both the requirements as a qualified purchaser and an accredited investor under applicable federal securities laws. Contract owners bear the entire investment risk, including the risk of loss of principal for all amounts invested in the contract.

Premiums and Annuity Considerations
Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. These revenues are recognized when due. Benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Accident and health premiums are earned pro-rata over the terms of the policies.

Deferred and uncollected life insurance premiums represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected.
Policy Reserves and Funds on Deposit
Policy reserves for life and annuity contracts, including the group annuity contracts related to PGA, are developed using prescribed actuarial methods. Life reserves are calculated using the Net Level Premium method, Commissioner’s Reserve Valuation Method, or a modified method. Annuity reserves are calculated using the Commissioner’s Annuity Reserve Valuation Method. The use of these reserve methods for life policies is to partially offset the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year, which is less than the reserve increase in renewal years. For group annuity contracts related to PGA business, the Company received approval from the Iowa Department to use an alternative methodology, under Iowa code with commissioner approval, where prudent best estimate mortality assumptions are used. Reserves meet the minimum requirements of the insurance laws and regulations of the state of domicile.
Accident and health policy reserves are calculated using statistical analyses to develop and estimate the ultimate net cost of reported and unreported losses. The reserves also include an amount for unearned premiums determined by prorating the premiums received over the terms of the policies and active-life mid-terminal reserves for individual non-cancelable and guaranteed renewable policies using the net level premium method.
The reserves related to fixed-rate investment contracts and policyowner funds left on deposit with the Company are generally equal to fund balances less applicable surrender charges.
The Company offers riders on its fixed annuities which provide for future withdrawal and death benefits. In accordance with the NAIC’s Accounting Practices and Procedures Manual, the rider should be reserved for under Actuarial Guideline 33 (AG 33). The Company requested and received approval from the Iowa Department to use an alternative methodology under the Practical Considerations section of AG 33 for policies issued prior to January 1, 2014. The reserve held for policies issued prior to January 1, 2014 is based on Actuarial Guideline 43 (AG 43), the approved alternative method for these contracts. The reserve held for policies issued January 1, 2014 and after is based on AG 33.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The Company uses an AG 43 reserving approach for the closed individual variable annuity block and index-linked annuity business not classified as a registered indexed linked annuity (RILA). All reinsurance applicable to this business, including treaties covering guaranteed minimum accumulation benefits and guaranteed minimum death benefit features, are covered by AG 43. AG 43 prescribes an approach to calculating reserves that uses a combination of a principles-based method and a rules-based method. Reserves are recorded in aggregate as the greater of (a) a principle-based approach using a range of stochastically generated economic scenarios applied to the in force policies in aggregate and (b) a rule-based, seriatim calculation using defined assumptions and a single economic scenario. Specific attributes of the business and its management, including guarantee features, fund allocation, hedging activity and revenue sources are reflected as well.

The Company uses the formulaic Commissioners Reserve Valuation Method, a rules-based method, to value the variable universal life policies. It is a closed block of business, issued from 1985 to 2008. The Company uses Valuation Manual 21 (VM-21) for RILA and private placement variable deferred annuity contracts. VM-21 became effective January 1, 2020 for new and existing variable and RILA contracts, however Athene received approval from the Iowa Department to continue to use AG 43 for the closed variable annuity block which the Company stopped marketing in 2002. VM-21 is a principles-based reserve approach that utilizes company specific assumptions and stochastic scenarios, floored by a standard projection which uses prescribed assumptions and acts as a guardrail against potential outliers resulting from company specific assumptions.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the premium beyond the date of death. Reserves are recognized for surrender values in excess of reserves as legally computed.

Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Mean reserves are determined by computing the regular mean reserve for the policy and holding an additional one half of the extra premium charged for the year.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.
The following summarizes the mortality tables used to compute life and annuity policy reserves on a net basis:

	December 31, 2024		December 31, 2023
	Amount	Percent	Amount	Percent
Life insurance - (41 CSO/CSI, 58 CET, 58 CSO, 80 CET,
80 CSO, 01 CSO, AE, 60 CSG, 61 CIET, 83 GAM (2.0 - 7.5%))	$53,368	0.1%	$53,858	0.0%
Annuities - (71 IAM, 83 IAM, A2000, 12 IAR, VM21, 51 GAM, 83a, A2000BAS, 2012 IAR/IAR VM, 83 CARVM (1.25 - 11.0%))	96,225,542	99.6	118,008,249	99.6
Other - (0.75 - 11.25%)	322,595	0.3	423,484	0.4
Total	$96,601,505	100.0%	$118,485,591	100.0%

Contract Claim Reserves
Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the date of the balance sheets. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Participating Business
Participating policies entitle the policyowners to receive dividends based on actual interest, mortality, morbidity, and expense experience for the related policies. These dividends are distributed to the policyowners through an annual dividend using current dividend scales, which are approved by the Company's Board of Directors. As of December 31, 2024 and 2023, 9.9% of the Company's life policies were paying dividends.

The method of accounting for policyowner dividends is based upon dividends credited annually to policyowners on their policy anniversary date plus the change from the prior period on one year’s projected dividend liability on policies in force at the statement date. There was no additional income allocated to participating policyowners for the years ended December 31, 2024 and 2023.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Corporate Owned Life Insurance
The Company is the owner and beneficiary of life insurance policies which are included as admitted assets in the balance sheets at their cash surrender values pursuant to SSAP No. 21, Other Admitted Assets. As of December 31, 2024, the cash surrender value of the policies is $1,012,862 and is allocated 100% to other invested assets based on the primary underlying investment characteristics.

Reinsurance
Reinsurance premiums and benefits, paid or provided, are accounted for on a basis consistent with those used in accounting for the policy as originally issued and with the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in surplus and are amortized into income as earnings emerge on the business reinsured. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of amounts ceded. For the Company’s modified coinsurance agreements, the profit and loss with respect to policyholder reserves and the assets supporting the reserves are reflected through the modified coinsurance adjustment ceded line in the accompanying statements of operations. The policyholder reserves are reported within the policy and contract liabilities lines and the assets supporting the reserve are reported within investment asset and liabilities lines of the accompanying balance sheets. Reinsurance recoverable are amounts due from reinsurers on benefits paid by the Company. Reinsurance receivables consist of commissions and expense allowances due and other refunds due from the reinsurer. Reinsurance payables consist of premiums and other refunds due to the reinsurer. As discussed in the Accounting Changes section below, the Company has elected to present receivables and payables from affiliated reinsurance agreements on a net basis on the balance sheets.

Federal Income Taxes
Deferred federal income taxes are calculated as defined by SSAP No. 101, Income Taxes. SSAP No. 101 establishes deferred tax assets and liabilities based on differences between statutory and tax reporting. The deferred tax assets are then subject to an admissibility test which can limit the amount of deferred tax assets that are recorded.

Accounting Changes
During 2024, the Company elected to change its accounting policy for the presentation of receivables and payables resulting from affiliated reinsurance transactions. The Company will present the receivables and payables from these affiliated reinsurance transactions on the net basis on the balance sheets. Previously, these balances were reported gross. Prior year balances on the reinsurance receivable, reinsurance recoverable, separate account assets, policy and contract claims, accrued commissions, reinsurance payable and separate account liabilities lines of the balance sheets have been recast in these financial statements to conform to the 2024 presentation. This change resulted a reduction of both assets and liabilities reported in the 2023 financial statements of $16,079,572. There were no impacts to surplus or net income as a result of this change. The prior year amounts reported in the 2024 Annual Statement were not updated for this change.

During 2024, the Company elected to change the valuation rate basis for in force and future deferred annuity business from issue year to change in funds. The cumulative effect of this change as of January 1, 2024, decreased policy reserve liabilities net of coinsurance by $342,623, and after consideration of modco reinsurance, increased surplus by $136,183, which was recorded directly to surplus in accordance with SSAP No. 3, Accounting Changes and Correction of Errors.

Also during 2024, the Company elected to change the formula reserve basis for in force and future funding agreements to use the single premium immediate annuity statutory valuation interest rate to value fixed interest rate funding agreements. The cumulative effect of this change as of January 1, 2024, decreased policy reserve liabilities net of coinsurance by $33,974, and after consideration of modco reinsurance, had no impact to surplus.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
2.    Prescribed and Permitted Statutory Accounting Practices

The Iowa Department recognizes only statutory accounting practices prescribed and permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Iowa Insurance Law. The NAIC’s Accounting Practices and Procedures Manual has been adopted as a component of prescribed or permitted practices by the State of Iowa. The Commissioner of the Iowa Department (the Commissioner) has the right to permit other specific practices that deviate from prescribed practices.
Among the products issued by the Company are indexed universal life insurance and indexed annuities. These products allow a portion of the premium to earn interest based on certain indices, primarily the Standard & Poor’s 500® Composite Stock Price Index (S&P). Call options, futures, variance swaps and total return swaps are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. In 2006, the Commissioner issued Bulletin 06-01, Accounting for Derivative Instruments Used to Hedge the Growth in Interest Credited for Index Products, which prescribes that an insurer may elect to recognize changes in the fair value of derivative instruments purchased to hedge indexed products in the statements of operations. The Company has elected to apply Bulletin 06-01 to its futures, variance swaps and total return swaps. Application of Bulletin 06-01 does not impact the Company's surplus.
In 2009, the Commissioner of the Division promulgated Iowa Administrative Code (IAC) Section 191-97, Accounting for Certain Derivative Instruments Used to Hedge the Growth in Interest Credited for Indexed Insurance Products and Accounting for the Indexed Insurance Products Reserve, which prescribes that an insurer may elect (i) to use an amortized cost method to account for certain derivative instruments, such as call options, purchased to hedge the growth in interest credited to the customer on indexed insurance products and (ii) to utilize an indexed annuity reserve calculation methodology under which call options associated with the current index interest crediting term are valued at zero. IAC Section 191-97 does not apply to products that do not guarantee a minimum interest accumulation, such as our variable and index-linked deferred annuities. The Company has elected to apply IAC Section 191-97 to its eligible over the counter (OTC) call options and reserve liabilities.

The NAIC requires annuities issued by life insurance companies on or after January 1, 2015, to use the 2012 Individual Annuity Reserving (IAR) Mortality Table. During 2015, the Commissioner promulgated IAC Section 191-43.3(5), which sets an elective alternative effective date of January 1, 2016 for adoption of the 2012 IAR Mortality Table. The Company has chosen to use the Annuity 2000 Mortality Table for annuities issued between January 1, 2015 and December 31, 2015.

A reconciliation of the Company’s net income and surplus between practices prescribed or permitted by the Iowa Department and NAIC Statutory Accounting Practices (NAIC SAP) is shown below:

	Years Ended December 31,
	2024	2023	2022

Net income (loss), Iowa basis	$949,491	$(78,803)	$(486,155)
Iowa prescribed practice:
Derivative instruments Bulletin 06-01	1,609	(9,233)	6,013
Derivative instruments IAC 191-97	52,527	(207,841)	297,711
2015 Mortality IAC 191-43.3(5)	645	(24)	(503)
Net income (loss), NAIC statutory accounting practices	$1,004,272	$(295,901)	$(182,934)

Surplus, Iowa basis	$3,899,057	$3,305,601	$2,329,609
Iowa prescribed practice:
Derivative instruments IAC 191-97	(37,596)	2,174	(67,210)
2015 Mortality IAC 191-43.3(5)	(6,058)	(6,703)	(6,679)
Surplus, NAIC statutory accounting practices	$3,855,403	$3,301,072	$2,255,720

The Company owns all of the outstanding capital stock of Athene Re IV, a special purpose financial captive life insurance company domiciled in the State of Vermont. Athene Re IV, with the explicit permission of the Commissioner of the Vermont Department of Financial Regulation of the State of Vermont, has included as an

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
admitted asset a letter of credit serving as collateral for reinsurance credit taken by the Company in connection with reinsurance agreements entered into between Athene Re IV and the Company. Under NAIC SAP, the letter of credit would not otherwise be treated as an admitted asset.
There is no difference in Athene Re IV's net income between NAIC statutory accounting practices and practices prescribed or permitted by the Vermont Department for the year ended December 31, 2024, 2023 or 2022.
A reconciliation of Athene Re IV’s surplus between practices prescribed and permitted by the State of Vermont and NAIC SAP is shown below:

	Years Ended December 31,
	2024	2023	2022

Surplus, Vermont basis	$42,097	$42,815	$43,499
Vermont permitted practice:
Letter of credit	(86,109)	(96,314)	(111,941)
Surplus, NAIC statutory accounting practices	$(44,012)	$(53,499)	$(68,442)
If Athene Re IV had not been permitted to include the letter of credit in surplus, its risk-based capital would have been below Mandatory Control Level.

The Company carries its investment in Athene Re IV at Athene Re IV’s capital and surplus of $42,097. If Athene Re IV had not been permitted to include the letter of credit in surplus, Athene Re IV’s capital and surplus would be negative and the Company would have carried its investment in Athene Re IV at $0.

3.    Correction of Prior Period Errors

During 2024, the Company discovered an error which resulted in a $59,214 understatement of commissions and expense allowances on reinsurance ceded and a $12,435 understatement of federal income tax payable in the prior period financial statements. In accordance with SSAP No. 3, Accounting Changes and Correction of Errors, these corrections were recorded directly to surplus.

The Company also discovered an error in 2024 in the tax reserves which resulted in a $54,361 understatement of federal income tax payable, and a $3,569 understatement of net deferred income tax asset in the prior period financial statements. In accordance with SSAP No. 3, Accounting Changes and Correction of Errors, the federal income tax expense correction was recorded directly to surplus.

The net impact of both of these corrections decreased surplus by a total of $4,013, representing 0.1% of ending capital and surplus as of December 31, 2024 and 2023.

During 2023, the Company discovered an error in the tax reserves which resulted in a $70,481 understatement of federal income tax payable and a $12,556 understatement of admitted net deferred income tax asset in the prior period financial statements. In accordance with SSAP No. 3, Accounting Changes and Correction of Errors, the current tax expense correction was recorded directly to surplus. The net impact of the corrections decreased surplus by $57,925, representing 1.8% of ending capital and surplus as of December 31, 2023 and 2.5% as of December 31, 2022.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
4.    Investments

The carrying value and estimated fair value of investments principally held at amortized cost are summarized as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
December 31, 2024
Bonds:
U.S. governments	$5,691,898	$7,834	$723,050	$4,976,682
All other governments	534,630	11	148,354	386,287
U.S. states, territories and possessions, etc. guaranteed	26,984	—	2,842	24,143
U.S. political subdivisions of states, territories, and possessions, guaranteed	36,508	84	703	35,888
U.S. special revenue and special assessment obligations, etc. non-guaranteed	1,245,585	27,818	51,540	1,221,863
Industrial and miscellaneous	92,650,264	778,284	4,605,296	88,823,251
Hybrid securities	300,009	9,195	3,090	306,115
Parent, subsidiaries and affiliates	29,239,015	111,592	454,347	28,896,260
Unaffiliated bank loans	1,237,549	4,437	27,333	1,214,653
Total bonds	$130,962,442	$939,255	$6,016,555	$125,885,142
Short-term investments	$1,017,411	$530	$74	$1,017,867
Cash equivalents	$6,831,570	$119	$—	$6,831,688

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
December 31, 2023
Bonds:
U.S. governments	$3,557,839	$66,957	$514,207	$3,110,588
All other governments	566,382	1,033	119,315	448,100
U.S. states, territories and possessions, etc. guaranteed	28,724	—	2,569	26,154
U.S. political subdivisions of states, territories, and possessions, guaranteed	38,624	1,254	244	39,634
U.S. special revenue and special assessment obligations, etc. non-guaranteed	1,282,232	58,955	43,378	1,297,809
Industrial and miscellaneous	76,761,546	894,689	4,850,148	72,806,101
Hybrid securities	250,164	3,635	14,994	238,805
Parent, subsidiaries and affiliates	13,867,414	53,206	479,267	13,441,353
Unaffiliated bank loans	443,284	1,290	30,642	413,932
Total bonds	$96,796,209	$1,081,019	$6,054,764	$91,822,476
Short-term investments	$1,182,496	$74	$148	$1,182,422
Cash equivalents	$6,471,654	$86	$—	$6,471,741

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2024, by contractual maturity, is as follows:

	Carrying
	Value	Fair Value
Due in one year or less	$1,695,932	$1,694,079
Due after one year through five years	15,228,317	15,087,826
Due after five years through ten years	16,849,582	15,948,710
Due after ten years	24,496,814	21,334,306
Loan-backed and structured securities	72,691,797	71,820,221
Total	$130,962,442	$125,885,142

The actual maturities may differ from the contractual maturities in the foregoing table because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

The following tables show unrecognized gross unrealized losses and fair value for investments which other-than-temporary declines in value have not been recognized in the current period, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position:

	Less than		Twelve Months
	Twelve Months		or More		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
December 31, 2024
Bonds:
U.S. governments	$2,709,698	$110,760	$1,629,049	$612,290	$4,338,747	$723,050
All other governments	52,041	4,528	333,542	143,826	385,583	148,354
U.S. states, territories and possessions, etc. guaranteed	—	—	24,143	2,842	24,143	2,842
U.S. political subdivisions of states, territories, and possessions, guaranteed	23,595	284	3,210	419	26,805	703
U.S. special revenue and special assessment obligations, etc. non-guaranteed	455,333	12,486	187,382	39,054	642,715	51,540
Industrial and miscellaneous	19,320,939	494,895	26,731,924	4,110,401	46,052,863	4,605,296
Hybrid securities	12,071	49	33,384	3,041	45,455	3,090
Parent, subsidiaries, and affiliates	10,345,774	142,588	4,098,655	311,759	14,444,429	454,347
Unaffiliated bank loans	371,017	660	203,298	26,673	574,315	27,333
Total bonds	$33,290,468	$766,250	$33,244,587	$5,250,305	$66,535,055	$6,016,555
Preferred stocks	$64,995	$1	$709,950	$405	$774,945	$406
Short-term investments	$116,275	$74	$—	$—	$116,275	$74
Total	$33,471,738	$766,325	$33,954,537	$5,250,710	$67,426,275	$6,017,035

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	Less than		Twelve Months
	Twelve Months		or More		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
December 31, 2023
Bonds:
U.S. governments	$591,133	$25,672	$1,584,117	$488,535	$2,175,250	$514,207
All other governments	58,284	1,215	335,859	118,100	394,143	119,315
U.S. states, territories and possessions, etc. guaranteed	20,045	1,289	6,109	1,280	26,154	2,569
U.S. political subdivisions of states, territories, and possessions, guaranteed	90	4	3,591	240	3,681	244
U.S. special revenue and special assessment obligations, etc. non-guaranteed	165,708	1,642	203,384	41,736	369,092	43,378
Industrial and miscellaneous	7,838,032	344,424	38,322,735	4,505,724	46,160,767	4,850,148
Hybrid securities	16,543	727	146,412	14,267	162,955	14,994
Parent, subsidiaries, and affiliates	3,418,974	90,703	5,443,218	388,564	8,862,192	479,267
Unaffiliated bank loans	132,002	18,204	142,347	12,438	274,349	30,642
Total bonds	$12,240,811	$483,880	$46,187,772	$5,570,884	$58,428,583	$6,054,764
Preferred stocks	$707,245	$3,110	$—	$—	$707,245	$3,110
Short-term investments	$68,404	$63	$5,991	$85	$74,395	$148
Total	$13,016,460	$487,053	$46,193,763	$5,570,969	$59,210,223	$6,058,022

Included in the above tables are 5,187 securities from 2,166 issuers at December 31, 2024 and 5,792 securities from 2,921 issuers at December 31, 2023. The unrealized losses on corporate securities come primarily from the Industrial, Financial, and Utility sectors. The unrealized losses are primarily attributable to changes in market interest rates since acquisition. Unrealized losses were not recognized in income as the Company intends to hold these securities and it is not more likely than not that the Company will be required to sell a security before the recovery of its amortized cost.

Loan-backed and Structured Securities
The evaluation of OTTI for the Company’s investments considered the factors discussed in Note 1.

The Company recognized OTTI on loan-backed and structured securities due to the intent to sell or inability or lack of intent to retain the investment for a period of time sufficient to recover the amortized cost basis as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2024	2023	2022
Amortized cost basis prior to OTTI	$—	$31,140	$—
Less: OTTI recognized	—	3,400	—
Fair value and amortized cost after OTTI	$—	$27,740	$—

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
OTTI was recognized on the following loan-backed and structured securities in 2024 due to the present value of the cash flows expected to be collected being less than the amortized cost basis:

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
05529DAA0	3/31/2024	$5,943	$43	$5,901	$5,900
07386HUL3	3/31/2024	734	108	626	626
12543WAA6	3/31/2024	1,215	28	1,059	1,187
12566QAE3	3/31/2024	414	24	384	390
12566QAG8	3/31/2024	388	23	361	365
12566RAD3	3/31/2024	1,260	106	1,154	1,154
12566WAM2	3/31/2024	227	38	189	189
12641TAS5	3/31/2024	4,459	382	3,983	4,077
12641TCC8	3/31/2024	3,042	142	2,521	2,900
12668A5X9	3/31/2024	4,938	81	4,768	4,857
16165TAH6	3/31/2024	1,073	259	814	814
17307GY51	3/31/2024	4,581	73	4,509	4,508
17309KAK3	3/31/2024	3,057	82	2,975	2,975
17309VAA1	3/31/2024	1,072	56	970	1,016
173105AH0	3/31/2024	815	42	758	773
36185MBJ0	3/31/2024	5,075	212	4,757	4,863
36185MEV0	3/31/2024	4,476	8	3,538	4,468
38375ULF5	3/31/2024	904	2	628	902
38375UQG8	3/31/2024	995	30	654	965
38375UTN0	3/31/2024	716	30	502	686
38375UWN6	3/31/2024	798	22	543	776
38375UWQ9	3/31/2024	1,138	73	747	1,065
38375UXF2	3/31/2024	213	4	179	209
38375UZL7	3/31/2024	166	1	115	165
38376R2Y1	3/31/2024	1,857	5	1,196	1,852
38376RAA4	3/31/2024	1,443	90	919	1,353
38376RDS2	3/31/2024	1,416	28	1,025	1,388
38376RHQ2	3/31/2024	292	7	206	285
38376RK88	3/31/2024	443	21	297	422
38376RLK0	3/31/2024	1,123	23	795	1,100
38376RLS3	3/31/2024	239	6	165	233
38376RMF0	3/31/2024	758	222	536	536
38376RNG7	3/31/2024	296	5	207	291
38376RNN2	3/31/2024	512	8	346	504
38376RNY8	3/31/2024	942	25	634	917
38376RQF6	3/31/2024	1,991	30	1,398	1,961
38376RQH2	3/31/2024	1,068	19	739	1,049
38376RRP3	3/31/2024	1,043	2	716	1,041
38376RSA5	3/31/2024	1,165	2	750	1,163
38376RTF3	3/31/2024	478	19	310	459
38376RWU6	3/31/2024	1,440	28	972	1,412
38376RZ66	3/31/2024	464	21	296	443
38380LC92	3/31/2024	281	10	171	271
45660L4E6	3/31/2024	1,505	4	1,252	1,501
61761PAG0	3/31/2024	3,293	16	2,993	3,277
65540AAB3	3/31/2024	5,376	25	5,086	5,351
86361XAA7	3/31/2024	7,013	156	6,849	6,857

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
872227AE3	3/31/2024	2,267	58	1,894	2,209
87222PAB9	3/31/2024	2,579	67	2,495	2,512
91863*AB1	3/31/2024	28,697	511	17,995	28,186
026933AA9	6/30/2024	3,824	327	3,416	3,497
05490AAG8	6/30/2024	8,845	8,845	—	—
12667GDA8	6/30/2024	3,975	16	3,827	3,959
16678RFC6	6/30/2024	2,417	288	1,810	2,129
251510GR8	6/30/2024	963	153	809	810
251510LF8	6/30/2024	664	22	642	642
38375BKW1	6/30/2024	106	38	50	68
38375BQY1	6/30/2024	111	29	66	82
38375UFR6	6/30/2024	222	24	126	198
38375ULF5	6/30/2024	818	25	554	793
38375UMZ0	6/30/2024	424	31	282	393
38375UPY0	6/30/2024	1,170	37	858	1,133
38375UUT5	6/30/2024	1,169	35	824	1,134
38375UXF2	6/30/2024	197	3	168	194
38375UZG8	6/30/2024	421	13	296	408
38376R2Y1	6/30/2024	1,708	93	1,079	1,615
38376R3Q7	6/30/2024	451	12	312	439
38376R5B8	6/30/2024	483	38	295	445
38376RAR7	6/30/2024	544	42	344	502
38376RBN5	6/30/2024	504	30	348	474
38376RDA1	6/30/2024	762	55	480	707
38376RDN3	6/30/2024	1,395	76	995	1,319
38376RDS2	6/30/2024	1,197	13	893	1,184
38376RDZ6	6/30/2024	501	6	354	495
38376RFS0	6/30/2024	1,007	21	713	986
38376RJQ0	6/30/2024	934	39	662	895
38376RLK0	6/30/2024	943	34	669	909
38376RLS3	6/30/2024	220	6	161	214
38376RN51	6/30/2024	320	34	217	286
38376RNN2	6/30/2024	435	8	298	427
38376RRC2	6/30/2024	1,281	58	854	1,223
38376RRP3	6/30/2024	917	10	625	907
38376RSA5	6/30/2024	1,067	60	681	1,007
38376RSY3	6/30/2024	616	19	420	597
38376RT55	6/30/2024	336	15	221	321
38376RUM6	6/30/2024	1,339	51	915	1,288
38376RWW2	6/30/2024	1,095	47	719	1,048
38378U8F7	6/30/2024	510	27	338	483
38380LC92	6/30/2024	241	3	152	238
466247UG6	6/30/2024	438	63	375	375
46631JAA6	6/30/2024	3,557	16	2,885	3,541
61748HQW4	6/30/2024	6,648	169	6,008	6,479
61749LAF8	6/30/2024	670	111	556	559
61762UCH4	6/30/2024	6,774	77	6,480	6,697
75114NAA2	6/30/2024	7,049	13	7,036	7,036
75114NAC8	6/30/2024	3,744	18	3,726	3,726
751150AA1	6/30/2024	13,092	796	11,721	12,296

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
91863*AB1	6/30/2024	28,259	6,974	14,297	21,285
95000TBC9	6/30/2024	655	109	438	546
BAN0VUVR8	6/30/2024	13,880	4,686	7,480	9,194
BAN0VUVS6	6/30/2024	5,803	3,235	2,184	2,568
02147UAA1	9/30/2024	978	19	942	959
05531XAG9	9/30/2024	4,014	38	3,338	3,976
05532GAF7	9/30/2024	2,164	9	2,140	2,155
07386HUL3	9/30/2024	920	81	839	839
12641TAS5	9/30/2024	3,901	50	3,851	3,851
12641TCC8	9/30/2024	2,802	177	2,456	2,625
126694MU9	9/30/2024	1,491	12	1,232	1,479
16678RFC6	9/30/2024	2,308	243	1,847	2,065
17324KAA6	9/30/2024	4,146	845	3,301	3,301
362611BR5	9/30/2024	1,237	7	1,175	1,230
38375B3G5	9/30/2024	290	2	223	288
38375BGQ9	9/30/2024	106	12	76	94
38376RAR7	9/30/2024	499	7	359	492
38376RBL9	9/30/2024	157	6	111	151
38376RBZ8	9/30/2024	130	23	104	107
38376RWU6	9/30/2024	1,248	55	845	1,193
38377EX74	9/30/2024	95	16	78	79
41161PK44	9/30/2024	4,382	42	4,034	4,340
466247QP1	9/30/2024	1,587	1	1,519	1,586
466247UG6	9/30/2024	407	23	385	384
46631JAA6	9/30/2024	3,523	17	2,978	3,506
46631NAT6	9/30/2024	2,456	88	2,329	2,368
61748HWT4	9/30/2024	1,753	28	1,621	1,725
61763GEQ2	9/30/2024	14,307	69	13,754	14,238
81744LAN4	9/30/2024	1,409	4	1,304	1,405
86212VAE4	9/30/2024	16,640	25	16,116	16,615
86361XAA7	9/30/2024	7,665	217	7,448	7,448
87244BAA6	9/30/2024	9,579	3,173	3,815	6,406
91863*AB1	9/30/2024	21,315	5,933	9,992	15,382
93935HAJ6	9/30/2024	2,492	6	2,307	2,486
G0445QAA6	9/30/2024	3,470	869	2,056	2,601
00192JAE6	12/31/2024	1,640	15	1,570	1,625
00442BAD3	12/31/2024	1,190	25	1,123	1,165
00442BAE1	12/31/2024	2,700	56	2,592	2,644
00443KAD2	12/31/2024	2,046	97	1,945	1,949
00443LAA6	12/31/2024	1,008	14	977	994
007036PG5	12/31/2024	462	32	406	430
026933AA9	12/31/2024	3,437	346	3,092	3,091
05532VBB2	12/31/2024	449	83	230	366
05952FAG8	12/31/2024	1,867	9	1,679	1,858
07400NAH3	12/31/2024	118	44	13	74
12464YAA7	12/31/2024	1,661	28	1,567	1,633
12464YAB5	12/31/2024	1,338	23	1,275	1,315
12465MAA2	12/31/2024	1,039	22	959	1,017
12667F5W1	12/31/2024	1,844	40	1,803	1,804
12667GDA8	12/31/2024	3,602	11	3,591	3,591

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
126694JG4	12/31/2024	1,951	15	1,896	1,936
16678RFC6	12/31/2024	2,104	191	1,885	1,913
17324KAC2	12/31/2024	1,181	644	537	537
32051GYL3	12/31/2024	898	15	883	883
36185MBJ0	12/31/2024	4,840	36	4,641	4,804
36245RAA7	12/31/2024	1,454	42	1,369	1,412
36245RAB5	12/31/2024	845	23	787	822
38375B3G5	12/31/2024	266	5	188	261
38375BGQ9	12/31/2024	99	36	62	63
38375BKM3	12/31/2024	258	4	202	254
38375BLM2	12/31/2024	104	35	69	69
38375BSB9	12/31/2024	107	39	67	68
38375UEE6	12/31/2024	349	21	194	328
38375UFR6	12/31/2024	168	5	107	163
38375ULD0	12/31/2024	102	29	73	73
38375UQG8	12/31/2024	692	7	452	685
38375UQJ2	12/31/2024	218	20	159	198
38375UQL7	12/31/2024	109	41	67	68
38375UTN0	12/31/2024	484	14	334	470
38375UTQ3	12/31/2024	202	8	137	194
38375UWN6	12/31/2024	546	12	372	534
38375UXA3	12/31/2024	255	3	183	252
38375UZL7	12/31/2024	113	—	80	113
38376R2Y1	12/31/2024	1,287	4	874	1,283
38376R3Q7	12/31/2024	354	3	257	351
38376R5B8	12/31/2024	376	10	241	366
38376R5Z5	12/31/2024	194	11	124	183
38376RAA4	12/31/2024	1,192	100	784	1,092
38376RAR7	12/31/2024	453	16	311	437
38376RBL9	12/31/2024	128	1	87	127
38376RBZ8	12/31/2024	101	17	84	84
38376RDS2	12/31/2024	842	10	612	832
38376RDZ6	12/31/2024	377	3	264	374
38376RFT8	12/31/2024	646	6	469	640
38376RJD9	12/31/2024	87	6	81	81
38376RK88	12/31/2024	303	1	217	302
38376RLH7	12/31/2024	289	7	215	282
38376RNG7	12/31/2024	186	2	132	184
38376RNN2	12/31/2024	333	1	232	332
38376RNQ5	12/31/2024	131	2	92	129
38376RNY8	12/31/2024	619	2	429	617
38376RQF6	12/31/2024	1,292	5	922	1,287
38376RQH2	12/31/2024	678	10	497	668
38376RRC2	12/31/2024	969	20	662	949
38376RSY3	12/31/2024	501	18	336	483
38376RT55	12/31/2024	258	6	176	252
38376RTF3	12/31/2024	327	22	207	305
38376RVB9	12/31/2024	412	15	278	397
38376RW36	12/31/2024	103	31	72	72
38376RWU6	12/31/2024	1,049	12	703	1,037

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
38376RWW2	12/31/2024	849	1	578	848
38376RZ66	12/31/2024	309	3	208	306
38377EX74	12/31/2024	76	12	64	64
38380LC92	12/31/2024	199	4	128	195
41161PTN3	12/31/2024	1,535	7	1,444	1,528
41161PVJ9	12/31/2024	5,639	60	5,167	5,579
41164LAB5	12/31/2024	830	5	793	825
43709XAE1	12/31/2024	5,045	91	4,818	4,954
466309AC5	12/31/2024	605	51	554	554
46631JAA6	12/31/2024	3,441	14	2,832	3,427
59024FAE4	12/31/2024	1,114	61	1,053	1,053
59025QAC3	12/31/2024	369	111	258	258
61755GBF9	12/31/2024	1,282	3	1,046	1,279
61762UCH4	12/31/2024	6,502	147	6,355	6,355
61766LAG4	12/31/2024	2,121	1,455	666	666
61766LAQ2	12/31/2024	1,224	926	298	298
61915YAE1	12/31/2024	2,224	113	2,102	2,111
62951MAY6	12/31/2024	2,674	17	2,415	2,657
75114HAD9	12/31/2024	12,539	246	12,293	12,293
761118DN5	12/31/2024	1,355	30	1,280	1,325
761118QM3	12/31/2024	6,712	61	6,481	6,651
872227AE3	12/31/2024	2,122	318	1,800	1,804
91863*AB1	12/31/2024	16,427	2,215	8,770	14,212
BAN0VUVR8	12/31/2024	8,868	643	7,253	8,225
BAN0VUVS6	12/31/2024	2,320	30	1,981	2,290
G0445QAA6	12/31/2024	2,251	842	1,408	1,409
			$52,221

OTTI was recognized on the following loan-backed and structured securities in 2023 due to the present value of the cash flows expected to be collected being less than the amortized cost basis:

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
00192JAD8	3/31/2023	$1,536	$129	$1,392	$1,407
05952HAD1	3/31/2023	1,527	12	1,443	1,515
1248MBAF2	3/31/2023	9,869	62	8,539	9,807
12639MFA8	3/31/2023	788	18	691	770
12641TAS5	3/31/2023	4,943	65	4,363	4,878
12668BMY6	3/31/2023	1,812	5	1,612	1,806
126694K31	3/31/2023	383	7	329	376
17322JAB9	3/31/2023	1,435	13	1,422	1,422
61748HQW4	3/31/2023	7,771	104	7,338	7,667
61755GBF9	3/31/2023	1,504	3	1,197	1,501
65540AAB3	3/31/2023	6,065	2	5,649	6,063
74958TAB9	3/31/2023	2,035	6	1,932	2,029
76114BAB4	3/31/2023	1,995	9	1,747	1,986
863579JH2	3/31/2023	929	35	873	895
00212JBN1	3/31/2023	23,384	6	21,371	23,378
02151HAC9	3/31/2023	1,848	3	1,837	1,846

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
05543DBQ6	3/31/2023	4,914	4	4,739	4,909
05952FAG8	3/31/2023	2,049	25	1,906	2,025
05956DAD6	3/31/2023	1,334	25	1,309	1,309
073881AD6	3/31/2023	3,974	30	3,348	3,944
07388DAC2	3/31/2023	3,784	17	3,728	3,766
12642LBS0	3/31/2023	1,186	2	1,114	1,183
12645VAC1	3/31/2023	3,183	69	2,890	3,113
12646AAY8	3/31/2023	6,224	29	6,183	6,195
12646NAL8	3/31/2023	662	14	610	648
12667GMA8	3/31/2023	1,513	21	1,359	1,492
12668BCL5	3/31/2023	2,478	8	2,462	2,470
16165TAZ6	3/31/2023	1,049	14	944	1,035
17309KAK3	3/31/2023	3,385	52	3,333	3,333
45660LTS8	3/31/2023	508	3	419	506
45661EGC2	3/31/2023	772	26	680	746
456681AE5	3/31/2023	4,319	22	4,134	4,298
466278BR8	3/31/2023	1,872	59	1,802	1,813
46628BCC2	3/31/2023	921	33	824	888
46632BAE4	3/31/2023	824	18	696	806
61748HUF6	3/31/2023	8,784	167	8,192	8,617
61756VBE8	3/31/2023	2,538	24	2,094	2,515
69121PCH4	3/31/2023	3,514	11	3,443	3,503
74927XAE2	3/31/2023	482	26	456	456
749691C41	3/31/2023	2,429	115	2,298	2,314
749691F71	3/31/2023	2,547	43	2,504	2,504
00192JAD8	6/30/2023	1,375	20	1,328	1,355
12639MFA8	6/30/2023	767	9	653	758
61748HQW4	6/30/2023	7,277	6	6,966	7,271
00442BAD3	6/30/2023	1,376	74	1,234	1,302
00442BAE1	6/30/2023	3,121	168	2,818	2,953
00442JAD6	6/30/2023	462	27	363	435
058930AD0	6/30/2023	2,650	22	2,388	2,628
16162WPZ6	6/30/2023	1,826	16	1,731	1,810
16165TAB9	6/30/2023	521	88	433	433
41161PVK6	6/30/2023	6,567	52	6,160	6,514
41161UAC6	6/30/2023	3,179	21	2,661	3,158
46631JAA6	6/30/2023	3,929	48	3,123	3,881
55027BAA6	6/30/2023	14,350	184	13,393	14,167
59023MAD2	6/30/2023	2,568	124	2,214	2,444
61748HYQ8	6/30/2023	8,725	30	8,252	8,695
61763GEQ2	6/30/2023	16,145	14	14,735	16,131
863579RT7	6/30/2023	99	1	97	98
87222PAB9	6/30/2023	2,730	53	2,678	2,678
94983JAG7	6/30/2023	1,775	52	1,671	1,723
94984NAA0	6/30/2023	1,513	82	1,382	1,431
05952FAG8	6/30/2023	1,991	15	1,855	1,976
073881AD6	6/30/2023	3,712	5	3,259	3,707
07388DAC2	6/30/2023	3,647	6	3,542	3,641
12645VAC1	6/30/2023	3,102	37	2,730	3,065
12646AAY8	6/30/2023	6,003	19	5,909	5,984

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
12646NAL8	6/30/2023	646	8	576	638
61748HUF6	6/30/2023	8,563	17	8,241	8,546
74927XAE2	6/30/2023	434	14	413	420
00443KAD2	6/30/2023	2,430	120	2,291	2,310
00443LAA6	6/30/2023	1,112	29	999	1,083
05539BEH3	6/30/2023	4,767	2	4,241	4,765
12489WGD0	6/30/2023	1,462	45	1,416	1,416
12667GRV7	6/30/2023	4,735	12	4,516	4,723
12668BBN2	6/30/2023	10,233	90	10,143	10,143
170257AH2	6/30/2023	850	12	786	838
17307G3F3	6/30/2023	142	4	136	138
225470RU9	6/30/2023	2,361	95	2,161	2,266
2254W0MF9	6/30/2023	1,581	—	1,401	1,581
3623418H5	6/30/2023	102	33	69	69
362528AA9	6/30/2023	4,085	22	3,941	4,063
41161PK44	6/30/2023	2,248	—	2,057	2,247
41161PWC3	6/30/2023	1,196	12	1,070	1,183
45254TQW7	6/30/2023	2,822	49	2,507	2,773
46634DCP1	6/30/2023	1,373	1	1,276	1,372
46635AAH6	6/30/2023	2,921	48	2,664	2,873
46637JCJ9	6/30/2023	2,679	45	2,506	2,634
55275BAA5	6/30/2023	1,528	53	1,475	1,475
59024FAD6	6/30/2023	864	86	722	777
59024FAE4	6/30/2023	1,350	134	1,127	1,216
61758LAD1	6/30/2023	1,764	8	1,751	1,756
65539KAF5	6/30/2023	4,206	46	3,764	4,160
65539LAF3	6/30/2023	2,925	30	2,577	2,895
863579XC7	6/30/2023	4,536	25	4,512	4,512
86363GAF1	6/30/2023	84	1	78	83
12641TAS5	9/30/2023	4,759	146	4,250	4,613
61748HQW4	9/30/2023	7,215	115	6,674	7,100
12669GK67	9/30/2023	615	58	423	556
38375BLM2	9/30/2023	260	14	144	246
38375BTZ5	9/30/2023	275	1	157	274
38375ULD0	9/30/2023	240	1	147	239
38375ULQ1	9/30/2023	535	5	406	529
38375UMZ0	9/30/2023	491	39	276	452
38375UNX4	9/30/2023	365	5	199	361
38375UPB0	9/30/2023	510	46	324	464
38375UQJ2	9/30/2023	436	8	266	429
38375UTQ3	9/30/2023	457	5	295	452
38375UTU4	9/30/2023	753	44	465	709
38375UWQ9	9/30/2023	1,664	146	775	1,518
38375UXF2	9/30/2023	356	38	179	318
38375UZL7	9/30/2023	239	15	153	224
38376R2Y1	9/30/2023	2,421	21	1,479	2,400
38376R3Q7	9/30/2023	644	8	433	636
38376RAA4	9/30/2023	1,820	82	913	1,738
38376RAP1	9/30/2023	130	4	81	126
38376RAR7	9/30/2023	819	37	403	782

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
38376RBL9	9/30/2023	365	10	210	355
38376RBN5	9/30/2023	632	51	373	581
38376RBZ8	9/30/2023	264	2	172	262
38376RDA1	9/30/2023	903	59	516	843
38376RDC7	9/30/2023	700	7	603	693
38376RDZ6	9/30/2023	878	22	558	856
38376RHQ2	9/30/2023	490	53	224	437
38376RK88	9/30/2023	570	6	382	564
38376RLH7	9/30/2023	580	4	383	576
38376RLS3	9/30/2023	467	57	171	409
38376RNG7	9/30/2023	425	6	274	419
38376RT55	9/30/2023	529	11	329	518
38376RW36	9/30/2023	252	3	150	249
38376XNE9	9/30/2023	1,021	17	595	1,004
38380LVM2	9/30/2023	962	26	646	936
872227AE3	9/30/2023	2,421	86	2,102	2,334
12642LBS0	9/30/2023	1,062	35	951	1,027
61748HUF6	9/30/2023	8,440	99	7,975	8,341
55275BAA5	9/30/2023	1,434	42	1,298	1,392
07386HUL3	9/30/2023	786	117	669	669
07386HYW5	9/30/2023	1,425	33	1,391	1,391
16165TAH6	9/30/2023	1,013	211	802	802
3622EAAC4	9/30/2023	5,336	94	5,128	5,242
38375BKW1	9/30/2023	127	5	82	122
38375UFN5	9/30/2023	969	14	728	955
38375UFR6	9/30/2023	306	7	178	299
38375UQG8	9/30/2023	1,432	22	846	1,410
38375UVC1	9/30/2023	693	11	542	682
38375UVZ0	9/30/2023	119	—	72	118
38375UWN6	9/30/2023	1,299	45	717	1,254
38375UZG8	9/30/2023	545	—	339	544
38376R5B8	9/30/2023	741	20	420	721
38376RDN3	9/30/2023	1,841	212	1,062	1,629
38376RFS0	9/30/2023	1,361	55	762	1,306
38376RFT8	9/30/2023	912	63	549	848
38376RJQ0	9/30/2023	1,399	13	961	1,386
38376RNN2	9/30/2023	843	25	454	819
38376RNQ5	9/30/2023	210	5	137	205
38376RRP3	9/30/2023	1,525	14	932	1,511
38376RSA5	9/30/2023	1,489	101	824	1,388
38376RSY3	9/30/2023	1,111	16	616	1,095
38376RTF3	9/30/2023	685	1	401	684
38376RUM6	9/30/2023	2,271	43	1,358	2,228
38376RWU6	9/30/2023	2,148	147	989	2,001
38376RWW2	9/30/2023	1,778	55	1,074	1,724
38378U8F7	9/30/2023	932	16	549	916
38380LC92	9/30/2023	407	12	216	395
45668LAA9	9/30/2023	5,228	53	4,153	5,175
61759FAJ0	9/30/2023	965	207	759	759
61762UCH4	9/30/2023	6,989	4	6,633	6,984

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
76110H7A1	9/30/2023	2,418	18	2,255	2,400
00192JAD8	12/31/2023	1,300	14	1,278	1,286
61748HQW4	12/31/2023	6,901	94	6,779	6,807
16165TAB9	12/31/2023	516	121	392	396
38375BLM2	12/31/2023	211	47	123	164
38375BTZ5	12/31/2023	234	43	130	191
38375ULD0	12/31/2023	199	31	123	168
38375UNX4	12/31/2023	311	77	169	234
38375UQJ2	12/31/2023	386	56	233	330
38375UTQ3	12/31/2023	395	41	255	355
38375UTU4	12/31/2023	698	47	452	651
38375UWQ9	12/31/2023	1,460	283	826	1,177
38375UXF2	12/31/2023	301	78	192	222
38375UZL7	12/31/2023	194	5	130	189
38376R2Y1	12/31/2023	2,169	133	1,287	2,036
38376R3Q7	12/31/2023	576	21	375	555
38376RAA4	12/31/2023	1,679	239	940	1,440
38376RAR7	12/31/2023	763	149	411	615
38376RBL9	12/31/2023	306	56	167	250
38376RBN5	12/31/2023	568	46	362	522
38376RBZ8	12/31/2023	220	17	143	203
38376RDA1	12/31/2023	821	32	506	789
38376RDZ6	12/31/2023	747	90	476	657
38376RHQ2	12/31/2023	401	96	211	304
38376RLH7	12/31/2023	488	37	327	452
38376RLS3	12/31/2023	388	137	174	251
38376RNG7	12/31/2023	351	16	236	334
38376RT55	12/31/2023	457	32	283	425
38376RW36	12/31/2023	209	35	125	173
38376XNE9	12/31/2023	732	61	463	671
00256DAB8	12/31/2023	1,328	206	870	1,122
126694JH2	12/31/2023	343	153	159	189
38375B3G5	12/31/2023	472	57	286	415
38375BKM3	12/31/2023	460	—	324	460
38375BMU3	12/31/2023	297	45	191	253
38375BQY1	12/31/2023	138	30	85	107
38375UEH9	12/31/2023	138	29	75	109
38375ULF5	12/31/2023	1,107	110	681	998
38375UQL7	12/31/2023	190	27	107	163
38375UUT5	12/31/2023	1,717	210	1,073	1,507
38375UXA3	12/31/2023	510	58	308	451
38376R5Z5	12/31/2023	394	63	216	331
38376RLK0	12/31/2023	1,459	177	922	1,282
38376RQF6	12/31/2023	2,556	310	1,571	2,246
38376RQH2	12/31/2023	1,306	99	832	1,207
38376RRC2	12/31/2023	1,954	361	1,078	1,593
38377EX74	12/31/2023	172	23	127	149
61756VAG4	12/31/2023	1,840	19	1,455	1,821
12667GMA8	12/31/2023	1,323	21	1,180	1,302
17309KAK3	12/31/2023	3,213	10	3,195	3,204

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
12489WGD0	12/31/2023	1,338	53	1,285	1,285
170257AH2	12/31/2023	745	58	620	687
55275BAA5	12/31/2023	1,377	12	1,366	1,366
38375UQG8	12/31/2023	1,227	125	735	1,102
38375UWN6	12/31/2023	1,099	216	604	884
38375UZG8	12/31/2023	477	70	291	407
38376R5B8	12/31/2023	645	75	355	570
38376RDN3	12/31/2023	1,615	167	1,031	1,447
38376RFS0	12/31/2023	1,275	187	732	1,088
38376RFT8	12/31/2023	838	58	539	780
38376RJQ0	12/31/2023	1,258	58	851	1,201
38376RNN2	12/31/2023	723	149	390	575
38376RRP3	12/31/2023	1,331	131	796	1,200
38376RSA5	12/31/2023	1,300	44	791	1,255
38376RSY3	12/31/2023	946	180	526	766
38376RTF3	12/31/2023	609	81	351	528
38376RUM6	12/31/2023	1,982	280	1,173	1,702
38376RWU6	12/31/2023	1,930	454	983	1,476
38376RWW2	12/31/2023	1,493	124	918	1,369
38378U8F7	12/31/2023	818	148	471	671
38380LC92	12/31/2023	361	52	187	309
05532VBB2	12/31/2023	591	17	517	575
12645QAC2	12/31/2023	2,290	38	2,252	2,252
12667GT86	12/31/2023	1,083	16	982	1,068
36185MBJ0	12/31/2023	5,106	43	4,864	5,063
38375BKB7	12/31/2023	281	11	227	270
38375BQQ8	12/31/2023	330	33	232	296
38375BZT2	12/31/2023	541	53	349	488
38375UBG4	12/31/2023	447	31	310	417
38375UEE6	12/31/2023	556	54	309	503
38375UTN0	12/31/2023	1,053	259	554	795
38376RDS2	12/31/2023	1,728	102	1,113	1,626
38376RM52	12/31/2023	461	99	255	361
38376RN51	12/31/2023	521	111	262	410
38376RNY8	12/31/2023	1,253	194	720	1,060
38376RVB9	12/31/2023	802	107	462	695
38379RHB2	12/31/2023	286	44	230	242
74923JAH0	12/31/2023	551	242	309	309
761118KU1	12/31/2023	703	10	5,901	693
761118NN4	12/31/2023	13,680	194	13,486	13,486
86361XAA7	12/31/2023	7,900	156	7,567	7,744
91863*AB1	12/31/2023	42,124	13,334	19,461	28,790
05490AAJ2	12/31/2023	8,401	8,247	154	154
			$36,882

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
OTTI was recognized on the following loan-backed and structured securities in 2022 due to the present value of the cash flows expected to be collected being less than the amortized cost basis:

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
00213GBL0	3/31/2022	$3,211	$42	$2,902	$3,169
05533HAL1	3/31/2022	1,754	135	1,567	1,619
16165LAF7	3/31/2022	21,111	139	19,430	20,972
17314UAJ7	3/31/2022	2,650	50	2,396	2,599
41161PVJ9	3/31/2022	4,512	—	3,579	4,512
41161PWB5	3/31/2022	1,225	27	1,198	1,198
41161PWC3	3/31/2022	1,521	70	1,428	1,451
45660L4E6	3/31/2022	1,779	13	1,679	1,765
61761PAG0	3/31/2022	4,530	113	4,316	4,417
61763DAN0	3/31/2022	1,549	29	1,411	1,520
362611AB1	3/31/2022	207	84	71	124
466247K28	3/31/2022	575	75	450	500
12641TAS5	3/31/2022	6,612	146	6,361	6,466
41161PVJ9	3/31/2022	5,173	1	1,966	5,172
46634FAJ2	3/31/2022	724	8	642	715
59023MAD2	3/31/2022	2,933	3	2,829	2,930
86360JAN1	3/31/2022	1,368	189	1,179	1,179
00213GBL0	6/30/2022	3,034	30	2,601	3,004
05531WAC0	6/30/2022	1,068	7	943	1,061
05532KAB7	6/30/2022	783	41	719	741
05532VAV9	6/30/2022	970	8	851	962
05533HAL1	6/30/2022	1,604	54	1,493	1,550
05951GAQ5	6/30/2022	1,076	30	964	1,046
05955YAB5	6/30/2022	1,783	256	1,391	1,527
1248MBAF2	6/30/2022	9,407	94	8,642	9,314
125430AA6	6/30/2022	2,406	1	2,087	2,406
12543PAP8	6/30/2022	570	10	530	561
12544XAQ8	6/30/2022	1,433	9	1,345	1,424
12566RAD3	6/30/2022	1,512	14	1,427	1,497
126694NV6	6/30/2022	77	4	72	72
16165LAF7	6/30/2022	20,638	326	18,520	20,312
16165TAZ6	6/30/2022	823	51	773	773
17307G3F3	6/30/2022	174	3	166	171
32056JAG9	6/30/2022	617	131	485	485
41161PQU0	6/30/2022	6,952	363	6,437	6,589
45660L4E6	6/30/2022	1,704	6	1,525	1,698
45660L6K0	6/30/2022	1,405	10	1,313	1,394
45660LT25	6/30/2022	1,178	3	1,081	1,176
45660LTS8	6/30/2022	539	12	474	528
466247K28	6/30/2022	482	29	420	454
46627MDY0	6/30/2022	1,280	1	1,156	1,279
46634DCC0	6/30/2022	1,101	21	1,067	1,080
61690PAK7	6/30/2022	7,294	368	6,768	6,926
61748HWT4	6/30/2022	2,706	2	2,495	2,705
61756VBE8	6/30/2022	2,739	13	2,443	2,726
749241AA3	6/30/2022	645	28	604	617
74958XAB0	6/30/2022	548	10	494	538

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
749691BB6	6/30/2022	56,386	1,262	55,124	55,124
1248MBAF2	6/30/2022	1,430	14	1,313	1,415
12543WAA6	6/30/2022	1,428	13	1,232	1,415
12641TAS5	6/30/2022	5,700	28	5,397	5,673
12668BMY6	6/30/2022	1,934	12	1,837	1,922
126694NV6	6/30/2022	658	34	611	624
17309VAA1	6/30/2022	1,258	6	1,179	1,253
46627MED5	6/30/2022	889	14	801	875
46630RAY7	6/30/2022	1,098	13	990	1,085
59020UW27	6/30/2022	4,138	592	3,167	3,546
61758VAR8	6/30/2022	5,481	291	4,695	5,190
93935HAJ6	6/30/2022	2,922	6	2,773	2,916
05954CAA6	9/30/2022	1,009	27	952	982
12667G5S8	9/30/2022	3,519	38	3,357	3,481
45661EGC2	9/30/2022	832	12	795	820
46628KAH3	9/30/2022	3,694	17	3,317	3,677
126694NV6	9/30/2022	1,139	16	1,043	1,123
251510LF8	9/30/2022	412	7	374	405
881561Z64	9/30/2022	4,609	3	4,565	4,606
12641TAS5	9/30/2022	5,354	197	4,759	5,157
32053EAA6	9/30/2022	533	12	494	520
61756VAG4	9/30/2022	2,349	2	2,143	2,347
126694NV6	9/30/2022	569	7	518	562
251510LF8	9/30/2022	412	7	374	405
362341FN4	9/30/2022	1,709	23	1,476	1,687
0738794H8	9/30/2022	339	71	243	268
1248MBAF2	12/31/2022	8,853	92	4,083	8,762
2254W0MF9	12/31/2022	1,614	4	1,420	1,610
00212JBN1	12/31/2022	23,785	174	10,814	23,611
00443LAA6	12/31/2022	1,150	9	1,051	1,141
00443LAB4	12/31/2022	1,508	42	1,383	1,465
00443LAC2	12/31/2022	1,303	39	1,196	1,264
00443LAD0	12/31/2022	1,408	42	1,294	1,366
02147BAH8	12/31/2022	1,037	9	957	1,027
02151ABK5	12/31/2022	1,338	5	1,196	1,333
02151HAC9	12/31/2022	1,884	7	1,813	1,877
02152AAY5	12/31/2022	1,026	7	980	1,019
05532VAV9	12/31/2022	877	24	726	853
05533WBF0	12/31/2022	4,130	42	3,662	4,087
05539BEH3	12/31/2022	5,075	23	4,529	5,052
05542JAF9	12/31/2022	6,452	34	5,280	6,418
07386HQW4	12/31/2022	4,667	64	4,231	4,603
07386HZG9	12/31/2022	13,922	53	13,765	13,869
07388DAC2	12/31/2022	3,956	108	3,772	3,848
07402FAC9	12/31/2022	802	10	658	791
12489WGD0	12/31/2022	1,535	37	1,497	1,497
12545AAD6	12/31/2022	888	9	814	879
12642LBS0	12/31/2022	1,245	5	1,177	1,240
12645LBG3	12/31/2022	3,259	5	2,969	3,254
12645QAC2	12/31/2022	2,840	68	2,631	2,772

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
12645VAC1	12/31/2022	3,349	151	2,930	3,198
12646AAY8	12/31/2022	6,386	61	6,325	6,325
12646JAW3	12/31/2022	1,570	10	1,291	1,560
12646NAL8	12/31/2022	697	32	618	665
12668BKH5	12/31/2022	2,408	1	2,251	2,408
16165TAZ6	12/31/2022	1,152	56	658	1,096
17316YAH1	12/31/2022	428	1	385	427
23244FAV6	12/31/2022	1,259	34	1,216	1,225
36190FAE0	12/31/2022	1,842	29	1,814	1,814
36245RAA7	12/31/2022	1,743	51	1,666	1,691
36245RAB5	12/31/2022	1,022	38	959	984
36251EAH2	12/31/2022	10,091	73	4,565	10,018
45660L4E6	12/31/2022	1,629	3	1,384	1,626
45660LCN7	12/31/2022	1,357	12	1,322	1,345
45660LT25	12/31/2022	1,102	5	926	1,097
46627MFV4	12/31/2022	1,564	25	1,369	1,539
46628KAE0	12/31/2022	305	2	284	303
46628KAJ9	12/31/2022	2,471	10	2,324	2,461
46629CAR8	12/31/2022	3,342	1	2,944	3,342
46629DAH8	12/31/2022	1,650	2	1,375	1,648
46629DAR6	12/31/2022	3,697	21	2,006	3,676
46629EAG8	12/31/2022	1,253	22	1,207	1,231
46631JAA6	12/31/2022	1,847	8	1,543	1,838
46632BAE4	12/31/2022	866	37	700	829
46637JBD3	12/31/2022	5,349	25	4,672	5,324
59020U5W1	12/31/2022	1,103	7	729	1,096
61749LAF8	12/31/2022	960	48	896	912
61756VBE8	12/31/2022	2,637	40	2,164	2,597
69121PCH4	12/31/2022	3,609	73	3,442	3,536
74927XAE2	12/31/2022	189	23	148	166
74958XAB0	12/31/2022	469	9	380	460
81377CAC2	12/31/2022	2,900	35	2,866	2,866
81744LAN4	12/31/2022	1,624	15	1,400	1,609
007037AB0	12/31/2022	1,532	48	1,228	1,485
073870AG2	12/31/2022	1,830	43	1,787	1,787
136040AA0	12/31/2022	9,208	5,423	3,164	3,785
251510LF8	12/31/2022	382	10	347	373
362334CM4	12/31/2022	1,467	10	1,311	1,457
362528AA9	12/31/2022	4,190	33	4,046	4,157
456681AE5	12/31/2022	4,402	96	4,120	4,306
749228AA0	12/31/2022	1,279	1	1,187	1,278
749228AD4	12/31/2022	1,148	—	1,055	1,148
1248MBAF2	12/31/2022	1,345	14	1,140	1,332
00256DAB8	12/31/2022	2,715	1,374	295	1,341
05531QAB5	12/31/2022	3,228	30	2,871	3,198
05532GAF7	12/31/2022	3,124	32	2,904	3,091
05539DBE9	12/31/2022	1,787	5	1,656	1,782
05952HAD1	12/31/2022	1,563	24	1,444	1,539
07402FAC9	12/31/2022	560	7	452	553
12639MFA8	12/31/2022	828	36	701	792

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Amortized	OTTI	Fair Value	Amortized
	Date of	Cost Prior	Recognized	at Time	Cost After
Security	Impairment	to OTTI	in Earnings	of OTTI	OTTI
12645QCN6	12/31/2022	2,141	2	1,949	2,139
12668BPY3	12/31/2022	1,973	1	1,778	1,972
12669GMU2	12/31/2022	1,808	22	1,766	1,786
16162WPZ6	12/31/2022	1,978	9	1,868	1,969
36185MEV0	12/31/2022	5,016	43	2,650	4,973
36245RAB5	12/31/2022	499	14	433	485
46629CAB3	12/31/2022	2,614	2	2,310	2,612
46631JAA6	12/31/2022	2,445	1	1,918	2,444
57643LLE4	12/31/2022	1,137	100	1,037	1,037
59025GAA9	12/31/2022	811	5	730	806
61756XAG0	12/31/2022	5,918	39	4,973	5,879
61763GEQ2	12/31/2022	15,858	112	14,304	15,746
74958TAB9	12/31/2022	2,127	76	890	2,052
94984NAA0	12/31/2022	662	14	575	649
000367AA0	12/31/2022	7,555	1,396	507	6,159
007037AD6	12/31/2022	3,397	62	2,817	3,335
058930AD0	12/31/2022	2,718	18	2,415	2,700
251510GR8	12/31/2022	1,036	9	1,027	1,027
251510LF8	12/31/2022	382	10	347	373
466247YH0	12/31/2022	541	—	455	541
863579B49	12/31/2022	961	2	878	959
0738794H8	12/31/2022	257	27	230	230
			$16,805
The following table shows unrecognized gross unrealized losses and fair value on loan-backed and structured securities and length of time that individual securities have been in a continuous unrealized loss position:

	Less than		Twelve Months
	Twelve Months		or More		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
December 31, 2024
Loan-backed and structured securities	$16,658,621	$261,954	$12,560,446	$1,172,029	$29,219,067	$1,433,983

December 31, 2023
Loan-backed and structured securities	$7,418,257	$297,801	$19,718,449	$1,586,085	$27,136,706	$1,883,886

5GI Securities
The following table displays the carrying value and associated fair values for 5GI securities, by investment type. 5GI securities are unrated by the NAIC, but are current on principal and interest payments.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2024			December 31, 2023
		Book			Book
	Number	Adjusted		Number	Adjusted
	of 5GI	Carrying	Fair	of 5GI	Carrying	Fair
	Securities	Value	Value	Securities	Value	Value

Bonds	1	$257	$268	1	$299	$305
Total	1	$257	$268	1	$299	$305

Sub-Prime and Alt-A Mortgage Related Risk Exposure
The Company has exposure to the sub-prime and Alternative A-paper (Alt-A) mortgage credit market through certain mortgage-backed securities (MBS). These securities consist of diversified investments with both fixed-rate and variable-rate collateral, are focused on senior positions within the structure, have borrowers which have demonstrated attachment and ability to pay despite financial stress, and the vast majority are rated 1 or 2 by the NAIC. At December 31, 2024 and 2023, the Company held MBS with sub-prime or Alt-A exposure with a carrying value of $1,292,520 and $1,497,050, respectively, a cost of $1,318,984 and $1,508,557, respectively, and a fair value of $1,282,540 and $1,467,166, respectively. There were $5,521 and $3,622 of other-than-temporary impairments recognized on these securities during 2024 and 2023, respectively.
The Company generally defines sub-prime residential whole mortgage loans as borrowers with impaired credit history and lower FICO scores.  The price paid for the sub-prime residential whole mortgage loans factored in the consideration of the borrower’s ability to repay along with the overall credit profile of the loan.  The Company continues to monitor the performance of the sub-prime residential whole mortgage loans along with performance expectations. As of December 31, 2024 and 2023, the Company held $499,635 and $589,804 in sub-prime residential whole mortgage loans, respectively.
Mortgage Loans, Including Mezzanine Real Estate Loans
The Company’s investments in mortgage loans on real estate consist primarily of commercial mortgage loans (CMLs) made on a full recourse basis. Mezzanine CMLs comprise 3% and 6% of the total commercial mortgage loans for the years ending December 31, 2024 and 2023, respectively. During 2024, the Company acquired CMLs with interest rates ranging from 5% to 10%. The Company invests in both fixed-rate and variable-rate loans and manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. Of the CMLs acquired in 2024, the maximum loan to value of any one loan, exclusive of insured or guaranteed or purchase money mortgages, was 78%.
During 2024, the Company acquired residential mortgage loans (RMLs) with interest rates ranging from 3% to 13%. Of the RMLs acquired during 2024, the maximum percentage of any one loan to the value at the time of the loan was 161%.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The portfolio credit risk for mortgage loans was concentrated in the following geographic regions:

	December 31, 2024		December 31, 2023
	Mortgage		Mortgage
	Loan	Percent	Loan	Percent
	Carrying	of	Carrying	of
	Value	Total	Value	Total

North Central	$1,574,213	2.6%	$1,503,900	3.7%
South Central	1,874,323	3.1	1,259,720	3.1
South Atlantic	5,678,365	9.4	3,931,444	9.6
Pacific	5,721,636	9.5	4,657,458	11.3
Mountain	1,345,131	2.2	1,210,537	2.9
Atlantic	7,204,977	12.0	5,684,311	13.8
New England	1,006,741	1.7	1,023,532	2.5
International	4,300,444	7.2	3,177,259	7.7
Total commercial mortgage loans	28,705,830	47.7	22,448,161	54.6
Total residential mortgage loans	31,520,394	52.3	18,631,010	45.4
Total mortgage loans	$60,226,224	100.0%	$41,079,171	100.0%
The Company's RML portfolio includes first lien RMLs, collateralized by properties located in the United States, United Kingdom and the Netherlands. At December 31, 2024, California, Florida, and Texas represented 27.1%, 12.7%, and 7.5%, respectively, of the portfolio. The remaining 52.7% represented all other states, with each individual state comprising less than 5% of the RML portfolio. At December 31, 2023, California, Florida, Texas, and New York represented 29.5%, 12.1%, 6.2% and 5.3%, respectively, of the portfolio, and the remaining 46.9% represented all other states, with each individual state comprising less than 5% of the RML portfolio.

The age analysis of mortgage loans by type and identification is as follows:

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2024
	Residential		Commercial
	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded investment (all)
Current	$217,492	$28,933,306	$—	$27,210,711	$970,434	$57,331,943
30-59 days past due	51,319	1,252,938	—	308,126	—	1,612,383
60-89 days past due	22,107	361,798	—	191,656	—	575,561
90-179 days past due	22,855	258,862	—	—	—	281,717
180+ days past due	24,037	375,680	—	24,903	—	424,620
Total mortgage loans	$337,810	$31,182,584	$—	$27,735,396	$970,434	$60,226,224

Accruing interest 90 - 179 days past due
Recorded investment	$22,855	$39,149	$—	$—	$—	$62,004
Interest accrued	160	606	—	—	—	766

Accruing interest 180+ days past due
Recorded investment	$24,037	$96,605	$—	$23,932	$—	$144,574
Interest accrued	847	1,031	—	320	218	2,416

Interest reduced
Recorded investment	$—	$—	$—	$—	$—	$—
Number of loans	—	—	—	—	—	—
Percent reduced	—%	—%	—%	—%	—%	—%

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2023
	Residential		Commercial
	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded investment (all)
Current	$228,059	$16,935,865	$—	$20,843,358	$1,379,727	$39,387,009
30-59 days past due	68,904	843,048	—	162,080	—	1,074,032
60-89 days past due	26,519	173,936	—	45,228	—	245,683
90-179 days past due	36,483	122,879	—	5,262	—	164,624
180+ days past due	35,155	160,162	—	12,506	—	207,823
Total Mortgage Loans	$395,120	$18,235,890	$—	$21,068,434	$1,379,727	$41,079,171

Accruing interest 90 - 179 days past due
Recorded investment	$36,483	$20,932	$—	$5,262	$—	$62,677
Interest accrued	242	289	—	87	—	618

Accruing interest 180+ days past due
Recorded investment	$35,155	$44,244	$—	$12,506	$—	$91,905
Interest accrued	1,211	1,075	—	124	—	2,410

Interest reduced
Recorded investment	$—	$—	$—	$—	$—	$—
Number of loans	—	—	—	—	—	—
Percent reduced	—%	—%	—%	—%	—%	—%

As of December 31, 2024 and 2023, the Company's recorded investment in impaired Mezzanine CMLs was $72,451 and $53,451, respectively. The average recorded investment in impaired Mezzanine CMLs was $24,150 and $26,725 for the years ended December 31, 2024 and 2023, respectively. There was no interest income recognized during the period these loans were impaired in 2024, 2023 and 2022.
As of December 31, 2024 and 2023, the Company's recorded investment in impaired all other CMLs was $24,395 and $43,818, respectively. The average recorded investment in impaired all other CMLs was $12,197 and $14,606 for the years ended December 31, 2024 and 2023, respectively. There was no interest income recognized during the period these loans were impaired in 2024, 2023 and 2022.
As of December 31, 2024 and 2023, the Company's recorded investment in impaired RMLs was $51,927 and $18,564, respectively. The average recorded investment in impaired RMLs was $525 and $489 for the years ended December 31, 2024 and 2023, respectively. There was no interest income recognized during the period these loans were impaired in 2024, 2023 and 2022.

Allowance for credit losses for mortgage loans are as follows:

	Years Ended December 31,
	2024	2023	2022

Balance at beginning of period	$68,792	$43,140	$36,860
Additions charged to operations	28,596	27,206	6,294
Recoveries of amounts previously charged off	(29,292)	(1,554)	(14)
Balance at end of period	$68,096	$68,792	$43,140

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Mortgage loans derecognized as a result of foreclosure are as follows:

	Years Ended December 31,
	2024	2023	2022

Aggregate amount of mortgage loans derecognized	$35,933	$78,740	$149,046
Real estate collateral recognized	35,933	78,740	149,046

At December 31, 2024 and 2023, there were no taxes, assessments or amounts which had been advanced but not repaid and not included in the mortgage loan. The primary credit quality indicator monitored is loan performance. Nonperforming mortgage loans are 90 days or more past due and are in non-accrual status. The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. The Company recognizes interest income on its impaired loans upon receipt.

Real Estate
The Company acquired $0 and $74,200 of real estate held for the production of income in 2024 and 2023, respectively.

There were no sales of real estate in 2024, 2023 and 2022. There were no gains or losses recognized as a result of sales during 2024, 2023 and 2022.

The Company had $17,314, $0 and $0 of impairment losses recognized on real estate that are included in net realized capital gains or losses for the year ended December 31, 2024, 2023 and 2022, respectively.

Other Invested Assets
The Company has no investments in joint venture, partnerships or limited liability companies that exceed 10% of its admitted assets. During 2024, 2023 and 2022, there were impairments of $2,823, $0 and $38,805, respectively, on partnerships and limited liability companies. The impairments were based on an assessment that future cash flows of affected limited partnerships would be less than the cost basis of the limited partnership. Fair value is determined utilizing statements received from the partnerships and limited liability companies.

The Company had $7,637 and $40,521 of investments in low income housing tax credits (LIHTC) as of December 31, 2024 and 2023, respectively. The LIHTC projects were subject to a 12 and 12 year holding period as of December 31, 2024 and 2023, respectively. The Company recognized tax benefits of $81,701, $64,457 and $234 during 2024, 2023 and 2022, respectively. The Company did not recognize impairments on the LIHTC investments or write-downs or reclassifications due to forfeiture or ineligibility of tax credits during 2024 or 2023.

As of December 31, 2024, the Company held $900,000 of collateral loans with mortgage loans as the qualifying investment.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Investment Income
Major categories of investment income (loss) are summarized as follows:

	Years Ended December 31,
	2024	2023	2022
Bonds	$6,612,392	$4,669,744	$2,990,350
Preferred stocks	103,593	72,243	34,343
Common stocks	38,740	23,974	3,772
Mortgage loans	3,400,112	1,982,371	1,085,201
Real estate	37,281	32,137	—
Derivatives	708,426	(926,714)	(79,261)
Policy loans	7,778	7,741	8,763
Cash, cash equivalents and short-term investments	577,610	545,665	95,919
Other invested assets	65,963	56,879	226,113
Other, net	(24)	(2,302)	18,725
Total gross investment income	11,551,871	6,461,738	4,383,925
Less: Investment expenses	1,050,392	817,439	437,975
Net investment income	$10,501,479	$5,644,299	$3,945,950

Investment income due and accrued with amounts over 90 days past due, with the exception of mortgage loans in default, is nonadmitted. The components of accrued investment income are as follows:

	December 31,
	2024	2023
Gross accrued investment income	$2,020,422	$1,214,949
Nonadmitted accrued investment income	(3,770)	(1,617)
Accrued investment income	$2,016,652	$1,213,332
As of December 31, 2024 and 2023, deferred interest was $201,349 and $86,324, respectively. As of December 31, 2024 and 2023, cumulative paid-in-kind interest was $93,956 and $102,785, respectively, and has been included in the principal balance of invested assets.
The Company disposed of securities with callable features which generated prepayment fee income as follows:

	Years Ended December 31,
	2024	2023	2022
General Account - number of securities	26	64	86
General Account - amount of income	$3,023	$5,227	$16,629
Separate Account - number of securities	16	25	56
Separate Account - amount of income	$782	$837	$5,982

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Proceeds from bonds and related gross realized gains and losses were as follows:

	Years Ended December 31,
	2024	2023	2022
Proceeds	$20,835,521	$6,717,840	$7,306,640
Gross realized gains	$325,426	$107,449	$127,576
Gross realized losses	(481,715)	(416,459)	(230,663)
Net realized gains (losses) on bonds	$(156,289)	$(309,010)	$(103,087)

Gross realized losses on bonds for the years ended December 31, 2024, 2023 and 2022 include $96,319, $138,834 and $137,913, respectively, of losses recognized on other-than-temporary impairments in values of investments.
Realized capital gains and losses are reported net of amounts transferred to the IMR and federal income taxes as follows:

	Years Ended December 31,
	2024	2023	2022
Bonds	$(156,289)	$(309,010)	$(103,087)
Stocks	2,614	(41,952)	15,631
Mortgage loans	(208,806)	(37,766)	(17,281)
Real estate	(17,314)	—	—
Derivatives	42,314	97,363	177,769
Other invested assets	(12,895)	17,113	953,892
Foreign exchange on cash	(16,698)	(24,900)	(864)
Other	33,565	11,085	(7,807)
Total net realized gains (losses) on investments	(333,509)	(288,067)	1,018,253
Less amount transferred to IMR (net of related taxes of
$(12,229) in 2024, $(24,835) in 2023 and $41,875 in 2022)	(46,007)	(93,425)	157,535
Federal income tax expense (benefit)	(1,751)	(20,251)	59,372
Net realized capital gains (losses), net of tax and transfers to interest maintenance reserve	$(285,751)	$(174,391)	$801,346

The proceeds received and amortized cost were used as the basis for determining the realized gain or loss on sale.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The change in net unrealized capital gains and losses on investments recorded in surplus is as follows:

	Year Ended December 31,
	2024	2023	2022
Bonds	$(10,714)	$(15,430)	$(8,553)
Stocks	35,416	23,058	(131,698)
Derivatives	568,425	367,675	(194,028)
Mortgage Loans	696	(25,652)	(6,451)
Other invested assets	836,140	704,809	(239,478)
Foreign exchange	291,029	(29,606)	(144,317)
Other	(1,448)	(2)	—
Total change in net unrealized capital gains and losses	1,719,544	1,024,852	(724,525)
Deferred capital gains tax	185,230	212,220	(190,203)
Change in net unrealized capital gains and losses, net of deferred tax	$1,534,314	$812,632	$(534,322)
Pledged and Restricted Assets
Assets pledged to others as collateral or otherwise restricted by the Company are as follows:

	December 31, 2024
		Supporting	Percentage	Percentage
	Total General	Separate Account	of Total	of Admitted
	Account	Activity	Assets	Assets

Repurchase Agreements	$6,615,296	$107,627	2.4%	2.4%
Reverse Repurchase Agreements	723,671	—	0.3	0.3
On deposit with states	9,812	—	0.0	0.0
FHLB capital stock	710,704	—	0.3	0.3
Pledged collateral to FHLB (including assets backing funding agreements)	183,976	29,854,473	10.8	10.8
Pledged as collateral for derivatives	683,370	—	0.2	0.2
Reinsurance trust	13,139,434	—	4.7	4.7
Commercial mortgages	50	—	0.0	0.0
Pledged asset - funding agreement	16,171,957	—	5.8	5.8
Derivative and other collateral	5,617,217	—	2.0	2.0
Total	$43,855,487	$29,962,100	26.5%	26.5%

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2023
		Supporting	Percentage	Percentage
	Total General	Separate Account	of Total	of Admitted
	Account	Activity	Assets	Assets

Repurchase Agreements	$3,508,293	$109,085	1.6%	1.6%
Reverse Repurchase Agreements	946,535	—	0.4	0.4
On deposit with states	14,283	—	0.0	0.0
FHLB capital stock	312,554	—	0.1	0.1
Pledged collateral to FHLB (including assets backing funding agreements)	881,768	15,670,550	7.1	7.1
Pledged as collateral for derivatives	3,095,858	—	1.4	1.4
Reinsurance trust	11,193,145	—	5.1	5.1
Commercial mortgages	485	—	0.0	0.0
Escrow tax account	9,981	—	0.0	0.0
Pledged asset - funding agreement	8,024,117	—	3.7	3.7
Derivative and other collateral	3,421,910	—	1.6	1.6
Total	$31,408,929	$15,779,635	21.0%	21.0%

Repurchase Agreement Transactions Accounted for as Secured Borrowing
The Company participates in repurchase agreements with unaffiliated financial institutions. Under these agreements, the Company lends bonds and receives cash as collateral. The Company monitors the estimated fair value of the collateral and the securities loaned throughout the duration of the contract and contributes additional collateral as necessary. Securities loaned under these agreements may be sold or re-pledged by the transferee.

The Company had repurchase agreements that were bilateral trades with the following scheduled maturities:

	December 31,
	2024	2023
Open, no maturity	$—	$—
Overnight	—	—
2 days to 1 week	—	—
Over 1 week to 1 month	3,051,375	—
Over 1 month to 3 months	—	—
Over 3 months to 1 year	1,095,145	—
Over 1 year	1,479,181	3,076,319
Total [1]	$5,625,701	$3,076,319

1 Included in repurchase agreement liability on the balance sheets.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The ending book adjusted carrying value and fair value of the securities sold under the repurchase agreements by NAIC designation are as follows:

	December 31,
	2024		2023
	Book Adjusted Carrying Value	Fair Value	Book Adjusted Carrying Value	Fair Value
Bonds
NAIC 1	$5,374,334	$4,676,837	$1,983,380	$1,855,233
NAIC 2	1,240,962	1,100,229	1,522,474	1,378,533
NAIC 3	—	—	2,439	2,003
NAIC 4	—	—	—	—
NAIC 5	—	—	—	—
NAIC 6	—	—	—	—
Total	$6,615,296	$5,777,066	$3,508,293	$3,235,769

Reverse Repurchase Agreement Transactions Accounted for as Secured Borrowing
The Company participates in reverse repurchase agreements that use bilateral trades. Under these agreements, the Company purchases securities and provides cash as collateral. The Company monitors the estimated fair value of the collateral and the securities loaned throughout the duration of the contract and receives additional collateral from the counterparty as necessary. As of December 31, 2024 and 2023, amounts loaned under reverse repurchase agreements were $723,671 and $946,535, respectively. The fair value of the collateral, comprised of commercial mortgage loans and asset backed securities, was $1,066,272 as of December 31, 2024. The fair value of the collateral, comprised of commercial and residential mortgage loans was $1,503,911, as of December 31, 2023.
The reverse repurchase agreements have the following scheduled maturities:

	December 31,
	2024	2023
Open, no maturity	$—	$—
Overnight	—	—
2 days to 1 week	—	—
Over 1 week to 1 month	—	—
Over 1 month to 3 months	397,495	946,535
Over 3 months to 1 year	326,176	—
Over 1 year	—	—
Total	$723,671	$946,535
5.    Derivatives

The Company utilizes derivative instruments which may include the following:

Options: The Company has issued fixed indexed products. These contracts credit interest based on certain indices, primarily the S&P and other bespoke indices. OTC option contracts, call options and call spreads are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Upon exercise, the Company will receive the fair value of the call option.

Variance Swaps: The Company offers fixed indexed products. These contracts credit interest based on certain indices, primarily the S&P and other bespoke indices. The Company uses variance swaps to hedge the market risks from changes in volatility for these products. Under variance swaps, the Company and the counterparty agree to

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
exchange amounts calculated based on a fixed rate (implied volatility at inception of transaction) and realized volatility over the life of the transaction (similar to an interest rate swap). Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.

Interest Rate Swaps: The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.

Futures: Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily fair values of those contracts. Futures contracts are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices.

Currency Swaps: Foreign currency swaps are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies. With a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the termination of the currency swap by each party.

The currency swaps for which the Company has not applied hedge accounting are recorded at fair value each reporting period with changes in fair value recorded as unrealized gains or losses and included in surplus in accordance with SSAP No. 86, Derivatives. Cash which is exchanged as the difference between fixed and floating interest rates is recognized in the statements of operations through investment income. If the contract is terminated prior to maturity, a realized gain or loss is reported in the statements of operations for the amount of cash exchanged in order to close the contract.

The Company has currency swaps in qualifying hedge relationships at December 31, 2024 and 2023. Currency swaps are accounted for as cash flow hedges. Interest rate swaps are accounted for as fair value hedges.

Forwards: The Company uses foreign exchange forward contracts to hedge certain invested assets against movement in foreign currency. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

Credit Default Swaps: Credit default swaps are used to synthetically create the characteristics of a bond, or hedge credit risk, referred to as a replication synthetic asset transaction (RSAT). An RSAT is created by coupling a bond with a credit default swap to create a synthetic instrument that is cheaper than its cost in the cash market or one which has better default characteristics. These transactions provide the Company with a periodic premium to compensate it for accepting credit risk and are used to enhance investment income and improve the default characteristics of the portfolio. The exposure amount of such agreement, which is usually the notional amount, is equal to the maximum proceeds that must be paid by a counterparty for a defaulted security. Should a credit event occur on a reference entity, a counterparty would be required to pay the notional amount in exchange for receipt of an obligation of the reference entity. Generally, there is no cash requirement at the initiation of the credit default swap contract.

Credit default swaps used in replication transactions are carried at amortized cost. The premiums received are accrued and recognized in the summary of operations through investment income over the life of the agreements. A capital loss would be recorded on the date of default, through the summary of operations, to reflect the difference between the notional amount paid and the fair value of the bonds received.

Total Return Swaps: The Company purchases total rate of return swaps to gain exposure and benefit from a reference asset without actually having to own it. Total rate of return swaps are contracts in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of the underlying asset, which includes both the income it generates and any capital gains.

The parties with whom the Company enters into OTC option contracts, OTC swap contracts, and OTC forward contracts are highly rated financial institutions whereby contracts are supported by collateral, which minimizes the credit risk associated with such contracts. The parties with whom the Company enters into cleared futures and cleared interest rate swap contracts are regulated commission merchants who are members of a trading exchange. The parties with whom the Company enters into OTC interest rate swap contracts are highly rated financial institutions whereby contracts are supported by collateral, which minimizes the credit risk associated with such contracts.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

During 2024, 2023 and 2022, the Company did not recognize gains or losses resulting from any derivative instruments which previously qualified for hedge accounting that no longer qualify for hedge accounting (or which were ineffective for a portion of the year).

At December 31, 2024 and 2023, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or
	Notional Amount		Fair Value
	2024	2023	2024	2023
Derivative assets:
Options	$74,368,184	$62,192,800	$4,835,805	$3,565,766
Credit default swaps	10,000	10,000	(509)	(629)
Interest rate swaps	22,535,230	4,772,872	(231,089)	(164,384)
Total return swaps	76,507	156,294	223	17,139
Futures	36,011	34,069	90,665	68,995
Currency swaps	18,807,758	8,419,728	1,077,930	369,297
Forwards	9,774,773	6,521,527	650,475	375,523
Swaptions	2,204,092	2,204,092	2,136	19,212
Equity warrants	—	—	405	388
Derivative liabilities:
Options	3,642,738	2,303,232	125,578	101,750
Interest rate swaps	550,895	1,115,895	28,224	39,078
Total return swaps	152,544	—	3,593	—
Futures	—	—	11,361	16
Currency swaps	8,361,062	9,589,061	895,773	766,986
Forwards	4,715,214	7,400,262	192,164	305,192

6.    Fair Value

Included in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value, such as certain bonds and preferred stock carried at the lower of cost or fair value.
The fair value of an asset and a liability is the amount at which that asset could be bought or sold and the liability could be transferred in a current transaction between willing parties, that is, other than in a forced or liquidation sale.
Determination of Fair Value
The following methods and assumptions were used by the Company in estimating fair value for financial instruments in the accompanying financial statements and notes thereto:
Bonds, preferred stocks, cash equivalents, short-term investments (bonds), and unaffiliated common stocks: Fair values of these investments are based on quoted market prices or commercially available pricing vendors, when available. If neither a quoted market price nor vendor price is available, the Company obtains broker quotes or utilizes an internally-developed model to estimate fair value.

In the case of privately placed corporate bonds, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

The fair values for unaffiliated common stock are derived based on the process described above, except for FHLB common stock, which is valued at cost which is equivalent to fair value.
Mortgage loans: The estimated net cash flows to maturity were discounted to derive an estimated fair value using a discount rate based on the loan’s remaining weighted average life and credit quality. Loans which have been

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
restructured are valued primarily at the discounted estimated net cash flows to maturity. Loans that are in foreclosure or are significantly delinquent were valued at the underlying collateral value.

Policy loans, cash, and short-term investments (money market): The carrying amounts reported in the accompanying balance sheets for these instruments approximates fair value.

Derivative instruments: Fair values for derivative instruments included in both derivative assets and derivative liabilities are principally valued using an income approach with valuations principally provided by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure.

Derivative collateral asset and liability: The carrying amounts reported in the accompanying balance sheets approximate fair value, as the collateral is held in cash.

Other invested assets: Partnership interests are valued based on the most recent net asset value (NAV) obtained from fund managers, adjusted for contribution and distribution activity to roll forward the NAV to the balance sheet date. For fixed-rate and variable-rate investments, the carrying amounts reported in the accompanying balance sheets approximate fair value. Surplus notes are valued consistent with bonds, as discussed above. Certain assets included within other invested assets are valued based on cost.

Separate account assets - variable products: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments generally include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price or commercially available pricing vendors.
Separate account assets and liabilities - group annuity and index-linked annuity: Fair values of the underlying separate accounts assets and liabilities supporting PGA and index-linked annuity follow the same fair value assumptions and methods utilized in the general account.

Separate account liabilities – funding agreements: Fair values of the separate account funding agreement liabilities follow the same fair value assumptions and methods utilized in the general account.

Deposit-type contracts: Fair values of the Company’s liabilities under contracts not involving mortality or morbidity risks (principally, immediate annuities and supplementary contracts) are calculated by discounting best estimate cash flows based on market interest rate assumptions. Fair value of funding agreements are calculated by discounting future cash flows using market rates on the valuation date.

Repurchase agreements: Repurchase agreements are short-term in nature, therefore the carrying value approximates fair value.

Valuation Hierarchy
The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with significant unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 - Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves.

Level 3 - Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Fair Value Measurements
The following tables provide information about the Company’s financial assets and liabilities which are measured and reported at fair value in the balance sheets:

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets at fair value
Bonds	$—	$95,522	$22,705	$118,227
Preferred stocks	143,491	843,107	—	986,598
Common stocks - unaffiliated	21,577	710,704	8,792	741,073
Derivative assets:
Options	—	1,730,125	—	1,730,125
Interest rate swaps	1,178	216	—	1,394
Total return swaps	—	223	—	223
Futures	90,665	—	—	90,665
Currency swaps	—	403,157	—	403,157
Forwards	—	650,475	—	650,475
Swaptions	—	2,136	—	2,136
Equity warrants	—	—	405	405
Other invested assets	—	—	2,601	2,601
Separate account assets - group annuity	6,349	374,272	4,590	385,211
Separate account assets - index-linked products	1,766	34,864	34	36,664
Separate account assets - variable products	—	135,679	—	135,679
Total assets at fair value	$265,026	$4,980,480	$39,127	$5,284,633
Liabilities at fair value
Derivative liabilities:
Options	$—	$92,675	$—	$92,675
Interest rate swaps	236	—	—	236
Total return swaps	—	3,593	—	3,593
Futures	11,361	—	—	11,361
Currency swaps	—	110,634	—	110,634
Forwards	—	192,164	—	192,164
Separate account liabilities - group annuity	—	19,271	—	19,271
Separate account liabilities - index-linked products	—	2,606	—	2,606
Separate account liabilities - variable products	—	135,607	—	135,607
Total liabilities at fair value	$11,597	$556,550	$—	$568,147

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets at fair value
Bonds	$—	$60,797	$5,629	$66,426
Preferred stocks	156,672	505,829	—	662,501
Common stocks - unaffiliated	20,965	312,554	7,386	340,905
Derivative assets:
Options	—	887,316	—	887,316
Interest rate swaps	994	—	—	994
Total return swaps	—	17,139	—	17,139
Futures	68,995	—	—	68,995
Currency swaps	—	120,922	—	120,922
Forwards	—	374,878	—	374,878
Swaptions	—	19,212	—	19,212
Equity warrants	—	388	—	388
Other invested assets	—	—	2,772	2,772
Separate account assets - group annuity	12,148	243,217	1,934	257,299
Separate account assets - index-linked products	1,804	35,313	—	37,117
Separate account assets - variable products	—	41,164	—	41,164
Total assets at fair value	$261,578	$2,618,729	$17,721	$2,898,028
Liabilities at fair value
Derivative liabilities:
Options	$—	$86,005	$—	$86,005
Interest rate swaps	498	56	—	554
Futures	16	—	—	16
Currency swaps	—	145,288	—	145,288
Forwards	—	300,645	—	300,645
Separate account liabilities - group annuity	—	43,598	—	43,598
Separate account liabilities - index-linked products	—	4,924	—	4,924
Separate account liabilities - variable products	—	41,155	—	41,155
Total liabilities at fair value	$514	$621,671	$—	$622,185

The methodologies and inputs utilized in estimating the fair values of assets and liabilities measured and reported at fair value are reliant on the assumptions used. Fair value estimates are based on quoted market prices and commercially available vendor prices, when available. When those prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates the fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which may become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect risk inherent in a particular methodology, model or input employed. For further discussion regarding which financial instruments are included at each applicable level, please refer to the “Fair Value of All Financial Instruments” section below.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Level 3 Reconciliation
The following tables summarize the changes in assets and liabilities classified as Level 3:

	Year Ended December 31, 2024
	Beginning				Total Gains	Total Gains				Total Ending
	Balance at		Transfers	Transfers	(Losses)	(Losses)				Balance at
	January 1,		into	out of	Included in	Included in				December 31,
	2024		Level 3	Level 3	Net Income	Surplus	Purchases	Sales	Settlements	2024
Assets
Bonds	$5,629		$80,648	$(55,692)	$52	$(4,406)	$—	$(3,164)	$(361)	$22,706
Preferred stocks	—		4,575	(4,538)	—	(37)	—	—	—	—
Common stocks	7,386		—	—	—	(307)	1,713	—	—	8,792
Derivative assets:
Equity warrants	—		389	—	—	16	—	—	—	405
Other invested assets	2,772		—	—	(171)	—	—	—	—	2,601
Separate account assets - group annuity	1,934		30,919	(26,293)	194	(1,268)	—	(892)	(4)	4,590
Separate account assets - index-linked products	—		33	—	—	1	—	—	—	34
Total assets	$17,721	17721	$116,564	$(86,523)	$75	$(6,001)	$1,713	$(4,056)	$(365)	$39,128

	Year Ended December 31, 2023
	Beginning			Total Gains	Total Gains				Total Ending
	Balance at	Transfers	Transfers	(Losses)	(Losses)				Balance at
	January 1,	into	out of	Included in	Included in				December 31,
	2023	Level 3	Level 3	Net Income	Surplus	Purchases	Sales	Settlements	2023
Assets
Bonds	$8,175	$2,897	$(5,117)	$251	$(1,206)	$651	$—	$(22)	$5,629
Preferred stocks	13,200	—	(13,575)	—	375	—	—	—	—
Common stocks	59,236	—	—	34,640	(41,425)	—	(45,065)	—	7,386
Other invested assets	—	2,772	—	—	—	—	—	—	2,772
Separate account assets - group annuity	5,501	—	(2,562)	80	(1,085)	—	—	—	1,934
Total assets	$86,112	$5,669	$(21,254)	$34,971	$(43,341)	$651	$(45,065)	$(22)	$17,721

Transfers
Transfers between fair value hierarchy levels are recognized at the end of the period in which the transfer occurs. Transfers into and out of Level 3 represent securities which are carried at lower of cost or fair value resulting in periodic transfers into and out of Level 3 financial instruments which are characterized as carried at fair value.
Fair Value of All Financial Instruments
The aggregate fair value of the Company’s financial instruments and the level within the fair value hierarchy are presented in the following tables and with the related admitted values. Pursuant to SSAP No.100R, insurance contracts (other than deposit-type contracts) and affiliated common stocks have been excluded.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2024
	Aggregate	Admitted
Type of Financial Instrument	Fair Value	Value	NAV[1]	Level 1	Level 2	Level 3
Assets
Bonds	$125,885,142	$130,962,442	$—	$4,774,146	$93,657,013	$27,453,983
Preferred stock	1,821,817	1,819,311	—	143,650	843,107	835,060
Common stocks - unaffiliated	741,072	741,073	—	21,576	710,704	8,792
Mortgage loans	58,273,683	60,226,224	—	—	—	58,273,683
Policy loans	140,451	140,451	—	—	140,451	—
Cash, cash equivalents and short-term investments	9,764,737	9,764,163	—	8,746,076	859,325	159,336
Derivative assets:
Options	4,835,805	3,123,186	—	—	4,835,805	—
Credit default swap	(509)	—	—	—	—	(509)
Interest rate swaps	(231,089)	1,394	—	(162,202)	(68,887)	—
Total return swaps	223	223	—	—	223	—
Futures	90,665	90,665	—	90,665	—	—
Currency swaps	1,077,930	977,141	—	—	1,077,930	—
Forwards	650,475	650,475	—	—	650,475	—
Swaptions	2,136	2,136	—	—	2,136	—
Equity warrants	405	405	—	—	—	405
Derivative collateral asset	579,393	579,393	—	579,393	—	—
Other invested assets	11,483,483	11,568,991	9,522,646	—	503,290	1,457,547
Separate account assets - variable products	135,679	135,679	—	—	135,679	—
Separate account assets - group annuity	40,326,648	44,313,961	1,964,880	1,828,004	26,380,545	10,153,219
Separate account assets - index-linked annuity	2,868,822	2,933,115	44,091	133,584	1,827,199	863,948
Total assets	$258,446,968	$268,030,428	$11,531,617	$16,154,892	$131,554,995	$99,205,464
Liabilities
Deposit-type contracts	$35,630,247	$36,359,016	$—	$—	$35,159,930	$470,317
Derivative liabilities:
Options	125,578	104,654	—	—	125,578	—
Interest rate swaps	28,224	7,035	—	28,224	—	—
Total return swaps	3,593	3,593	—	—	3,593	—
Futures	11,361	11,361	—	11,361	—	—
Currency swaps	895,773	711,288	—	—	895,773	—
Forwards	192,164	192,164	—	—	192,164	—
Derivative and other collateral	5,617,217	5,617,217	—	5,617,217	—	—
Repurchase agreements	5,625,701	5,625,701	—	—	5,625,701	—
Separate account liabilities - funding agreements	14,901,401	14,841,302	—	—	14,901,401	—
Separate account liabilities - group annuity deposit-type contracts	7,533	7,710	—	—	—	7,533
Separate account liabilities - index-linked products derivatives	3,878	3,710	—	—	3,878	—
Separate account liabilities - group annuity	118,437	121,631	—	—	118,437	—
Total liabilities	$63,161,107	$63,606,382	$—	$5,656,802	$57,026,455	$477,850
[1] Investments measured at NAV as a practical expedient in determining fair value have not been classified in the fair value hierarchy.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2023
	Aggregate	Admitted
Type of Financial Instrument	Fair Value	Values	NAV[1]	Level 1	Level 2	Level 3
Assets
Bonds	$91,822,476	$96,796,209	$—	$2,881,423	$73,324,889	$15,616,164
Preferred stock	1,394,437	1,392,975	—	156,672	526,003	711,762
Common stocks - unaffiliated	340,905	340,905	—	20,965	312,554	7,386
Mortgage loans	38,972,476	41,079,171	—	—	—	38,972,476
Policy loans	148,052	148,052	—	—	148,052	—
Cash, cash equivalents and short-term investments	9,248,970	9,248,957	—	8,048,441	1,095,537	104,992
Derivative assets:
Options	3,565,766	2,002,146	—	—	3,565,766	—
Credit default swaps	(629)	—	—	—	—	(629)
Interest rate swaps	(164,384)	994	—	(164,384)	—	—
Total return swaps	17,139	17,139	—	—	17,139	—
Futures	68,995	68,995	—	68,995	—	—
Currency swaps	369,297	334,804	—	—	369,297	—
Forwards	375,523	375,608	—	—	375,523	—
Swaptions	19,212	19,599	—	—	19,212	—
Equity warrants	388	2	—	—	388	—
Derivative collateral asset	687,689	687,689	—	687,689	—	—
Other invested assets	9,616,920	9,692,696	8,287,444	—	509,647	819,829
Separate account assets - variable products	41,164	41,164	—	—	41,164	—
Separate account assets - group annuity	43,247,159	46,691,591	1,682,394	1,970,628	29,863,029	9,731,108
Separate account assets - index-linked annuity	2,020,020	2,103,143	39,995	89,732	1,316,677	573,616
Total assets	$201,791,575	$211,041,839	$10,009,833	$13,760,161	$111,484,877	$66,536,704
Liabilities
Deposit-type contracts	21,383,336	$22,250,440	$—	$—	$20,873,774	$509,562
Derivative liabilities:
Options	101,750	91,756	—	—	101,750	—
Interest rate swaps	39,078	11,319	—	39,022	56	—
Futures	16	16	—	16	—	—
Currency swaps	766,986	517,119	—	—	766,986	—
Forwards	305,192	304,147	—	—	305,192	—
Derivative and other collateral	3,421,910	3,421,910	—	3,421,910	—	—
Repurchase agreements	3,076,319	3,076,319	—	—	3,076,319
Separate account liabilities - funding agreements	5,701,053	5,833,936	—	—	5,701,053	—
Separate account liabilities - group annuity deposit-type contracts	9,514	9,769	—	—	—	9,514
Separate account liabilities - index-linked products derivatives	9,480	8,573	—	—	9,480	—
Separate account liabilities - group annuity	190,541	188,488	—	—	190,541	—
Total liabilities	$35,005,175	$35,713,792	$—	$3,460,948	$31,025,151	$519,076
[1] Investments measured at NAV as a practical expedient in determining fair value have not been classified in the fair value hierarchy.

Bonds, preferred stocks, unaffiliated common stocks, cash equivalents, short-term investments, and other invested assets (surplus notes): Bonds and unaffiliated common stock classified as Level 1 use quoted prices on an active exchange. Bonds, preferred stocks, cash equivalents, short-term investments, and surplus notes (included in other

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
invested assets) classified as Level 2 are valued by commercially available vendors using observable inputs or inputs which can be corroborated by market data. Unaffiliated common stocks classified as Level 2 includes FHLB stock, which is carried at fair value and presumed to be at par value because it can only be redeemed by the bank. Bonds, short-term investments and unaffiliated common stock classified as Level 3 are valued using broker quotes or internal models containing significant unobservable inputs.

Mortgage loans: Mortgage loans classified as Level 3 are primarily valued based on estimated net cash flows to maturity, discounted at a rate based on the loan’s remaining weighted average life and credit quality, which contains significant unobservable inputs.

Policy loans: The fair value of policy loans classified as Level 2 is equal to the carrying value of the loans, which are collateralized by the cash surrender value of the associated insurance contract.

Cash, cash equivalents, short-term investments, and derivative collateral asset and liability: The fair value of cash, short-term investments (excluding those short-term investments classified as Level 2 described above), and derivative collateral (which is held entirely in cash) classified as Level 1 are valued using quoted market prices and carrying value approximates fair value.

Derivative assets and derivative liabilities: Derivatives classified as Level 1 are valued using quoted market prices on active exchanges. Derivatives classified as Level 2 are valued based on broker quotes corroborated through internal modeling using market observable data. Derivatives classified as Level 3 are valued utilizing non-corroborated broker quotes or internal modeling containing significant unobservable inputs.

Other invested assets (excluding surplus notes): For fixed-rate and variable-rate investments included in other invested assets classified as Level 3, fair value approximates the carrying value in the accompanying balance sheets. Certain assets included within other invested assets classified as Level 3 are valued based on cost. Joint venture and partnership interests included within other invested assets are not classified in the fair value hierarchy and are measured at NAV, which is the practical expedient in determining fair value. NAV is adjusted for contribution and distribution activity to roll forward the NAV to the balance sheet date. At December 31, 2024, the Company's general and separate accounts have $5,924,735 unfunded commitments to invest in these joint venture and partnership interests.

Separate account assets - variable products: Separate account assets classified as Level 2 are valued based on the fair value of the underlying funds.

Separate account assets - group annuity and index-linked annuity: Separate account assets classified as Level 1, 2 and 3 or included in the NAV column are valued using the same fair value assumptions and methods utilized in the general account.
Deposit-type contracts (including separate account group annuity and funding agreements): Deposit-type contracts classified as Level 3 include SPIA and supplemental contracts. Fair value of SPIA and supplemental contracts, including separate account group annuity contracts, are calculated by discounting best estimate cash flows based on market interest rate assumptions. Fair value of the funding agreements are calculated by discounting future cash flows using market rates on the valuation date, and are classified as Level 2.

Repurchase agreements - The carrying value of the repurchase agreements liability approximates fair value and is reported as Level 2.

7.    Reinsurance
Reinsurance allows life insurance companies to share risk on a case-by-case or aggregated basis with other insurance and reinsurance companies.  The Company generally reinsures the majority of in force and all future annuity business, after the impacts of all other reinsurance are applied, on a quota share modified coinsurance or coinsurance funds withheld basis to AARe, an affiliated reinsurer domiciled in Bermuda. Under modified coinsurance, all assets and liabilities are retained by the ceding company, and the reinsurer is required to indemnify the ceding company on the reinsurer’s share of the assets and liabilities. The Company's funding agreements are generally reinsured on a coinsurance funds withheld or modified coinsurance basis to AARe.  In addition, any life insurance blocks previously written by the Company are generally sold or completely reinsured to another life insurance company.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The Company’s ceded reinsurance arrangements reduced certain items in the accompanying financial statements for the years ended December 31, 2024, 2023 and 2022, by the following amounts:

	2024	2023	2022
Premiums	$32,174,847	$39,983,744	$28,460,100
Policy and contract liabilities	62,236,931	12,087,176	12,530,400
Life insurance in force ceded under risk sharing arrangements at December 31, 2024 and 2023, totaled $17,062,518 and $18,974,014, respectively. The Company enters into trust agreements with reinsurers as security in support of the reserves ceded to these reinsurers.

The Company recorded reinsurance recoveries in the amount of $5,061,872, $4,384,235, and $3,571,188 during 2024, 2023, and 2022, respectively.

The following table illustrates the amounts the Company assumed under reinsurance treaties for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Premiums	$2,790,570	$4,076,814	$3,388,850
Policy and contract liabilities	15,137,303	13,798,423	11,888,640

Gains on cession of in force blocks of business are to be accounted for in accordance with Appendix A-791 of the NAIC Accounting Practices and Procedures Manual which requires that any increase in surplus (net of federal income tax) resulting from reinsurance agreements entered into or amended which involve the reinsurance of business issued prior to the effective date of the agreements shall be deferred and identified separately as a surplus item by the ceding company.  Subsequent recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. Based on the emergence of earnings of previous reinsurance of in force blocks of business in 2024, 2023 and 2022, $13,782, $12,251, and $10,891, respectively, was amortized into income.

The Company is liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the assuming companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk. The Company is not aware of any issues surrounding the financial condition of its reinsurers that would have a material impact on the Company.

Annuity Reinsurance
The Company entered into a modified coinsurance agreement effective January 1, 2024 with AARe pursuant to which it cedes a quota share of certain of the Company’s retail annuity business issued on or after January 1, 2024.  Modified coinsurance reserves ceded to AARe under this agreement were $3,954,946 as of December 31, 2024.

The Company entered into a modified coinsurance agreement effective January 1, 2023 with AARe pursuant to which it cedes a quota share of certain of the Company’s retail annuity business issued on or after January 1, 2023. Effective July 1, 2024, the agreement was amended to convert the basis of reinsurance from modified coinsurance to coinsurance funds withheld. In connection with this amendment, the Company paid AARe a $260,000 ceding commission. As of December 31, 2024, the Company recognized a reserve credit of $50,135,336 and reported funds held under reinsurance of $50,299,856 for the agreement. Modified coinsurance reserves ceded to AARe under this agreement were $27,362,798 as of December 31, 2023.
Effective January 1, 2023, the Company entered into a modified coinsurance agreement with AARe, pursuant to which it cedes a quota share of certain funding agreements issued after the effective date of the treaty in both the general and separate accounts. Modified coinsurance reserves ceded to AARe under this agreement were $4,089,636 as of December 31, 2024. There was no business ceded through this reinsurance agreement as of December 31, 2023.

Effective January 1, 2023, the Company entered into a modified coinsurance agreement with AARe, pursuant to which it cedes a quota share of certain pension group annuity business issued after the effective date of the treaty. Modified coinsurance reserves ceded to AARe were $1,083,033 and $1,123,953 as of December 31, 2024 and 2023, respectively.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Effective June 12, 2023, the Company entered into a coinsurance agreement with USAA Life Insurance Company (USAA) to assume a quota share of multi-year guaranteed annuities issued by USAA on or after the effective date of the treaty. Effective August 21, 2023, an amendment was made to the existing treaty to assume a quota share of fixed indexed annuities issued by USAA on or after the effective date of the amended treaty. The Company retrocedes 80% of this block of business to AARe under an existing modified coinsurance treaty. Assumed reserves were $2,716,522 and $1,067,563 at December 31, 2024 and 2023, respectively, of which $2,173,218 and $854,050 represented modified coinsurance reserves ceded to AARe at December 31, 2024 and 2023, respectively.

Effective October 1, 2016, the Company entered into a coinsurance agreement with Hannover Life Reassurance Company of America (Hannover).  The agreement cedes a quota share of certain benefits of fixed indexed annuity products. Effective July 1, 2023, the Company amended the coinsurance agreement to modify the quota share of benefits. The quota share was further modified via an amendment on October 1, 2024. On the effective date of each amendment, the Company recognized a reserve credit of $139,145 in 2024 and $284,216 in 2023 equal to the difference between the existing reserves on in force policies ceded to Hannover and the reserve calculated under the amended agreement. As each amended agreement covers business issued prior to the effective date, the initial after-tax gain net of affiliated reinsurance impacts of $21,614 in 2024 and $34,484 in 2023 was recognized directly in surplus and will be amortized into income in accordance with Appendix A-791 of the NAIC Accounting Practices and Procedures Manual. The Company has recognized a reserve credit of $2,759,545 and $2,000,736 for this agreement as of December 31, 2024 and 2023, respectively. In addition, the Company maintains a liability equal to $410,225 and $307,204 as of December 31, 2024 and 2023, respectively, which is reported within other reinsurance liability on the balance sheets.

Effective July 1, 2022, the Company entered into a quota share coinsurance agreement with Protective Life Insurance Company (Protective) to assume a quota share of fixed indexed annuities and multi-year guaranteed annuities issued by Protective on or after the effective date of the treaty. The Company also entered into a retrocession modified coinsurance agreement with AARe effective July 1, 2022 to cede 80% of this block of business to AARe. Assumed reserves were $1,012,996 and $496,597 at December 31, 2024 and 2023, respectively, of which $810,397 and $397,277 represented modified coinsurance reserves ceded to AARe at December 31, 2024 and 2023, respectively.

Effective January 1, 2022, the Company entered into a modified coinsurance agreement with AARe, pursuant to which it cedes a quota share, specified by the Company, of certain of the Company’s retail annuity business issued on or after the effective date through December 31, 2022. This treaty is applied after the impacts of third party reinsurance. Modified coinsurance reserves were $2,774,587 and $2,809,858 as of December 31, 2024 and 2023, respectively.

Effective June 1, 2020, the Company entered into a modified coinsurance agreement with AARe to cede a quota share of all in force and certain future funding agreements in both the general and separate accounts. Modified coinsurance reserves for this agreement were $22,982,198 and $20,827,061 as of December 31, 2024 and 2023, respectively.

Effective June 1, 2020, the Company entered into another modified coinsurance agreement with AARe to cede a quota share of certain future funding agreements. Modified coinsurance reserves for this agreement were $5,506,892 and $6,745,712 as of December 31, 2024 and 2023, respectively.

Effective January 1, 2020, the Company entered into a coinsurance funds withheld agreement with AARe to cede a quota share of certain in force and future funding agreements. The Company has taken a reserve credit of $4,075,227 and $4,632,596 as of December 31, 2024 and 2023, respectively. Funds held under reinsurance for this agreement were $4,064,144 and $4,637,469 as of December 31, 2024 and 2023, respectively.

Effective July 1, 2019, the Company entered into a modified coinsurance agreement with AARe to cede 80% of certain index-linked deferred annuity business issued on or after the effective date of the treaty. The agreement is on a modified coinsurance basis, under which the Company retains the reserves and supporting assets relating to this business. These reserves and assets are held in a separate account and the reinsurance is recorded in the corresponding separate account. Modified coinsurance reserves for this agreement were $3,564,640 and $2,158,926 as of December 31, 2024 and 2023, respectively.

Effective April 1, 2019, the Company entered into a modified coinsurance agreement with AARe to cede 80% of certain PGA business issued on or after the effective date of the treaty.  The agreement is on a modified coinsurance basis, under which the Company retains the reserves and supporting assets relating to this business.  These reserves

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
and assets are held in one or more separate accounts and the reinsurance is recorded in the corresponding separate account.  Modified coinsurance reserves for this agreement were $7,236,238 and $6,955,829 as of December 31, 2024 and 2023, respectively.

Effective September 17, 2018, the Company entered into a coinsurance agreement with Brighthouse Life Insurance Company (Brighthouse) to assume a quota share of certain multi-year guaranteed annuity policies issued by Brighthouse on or after the effective date of the treaty. This treaty was closed to new business effective April 30, 2024.  The Company retrocedes 80% of this block to AARe under a modified coinsurance agreement. Assumed reserves were $6,371,968 and $5,961,819 at December, 31 2024 and 2023, respectively, of which $5,097,574 and $4,769,455 represented modified coinsurance reserves ceded to AARe at December 31, 2024, and 2023, respectively.
Effective June 1, 2018, the Company entered into three quota share reinsurance agreements, two coinsurance and one modified coinsurance, with Venerable Insurance and Annuity Company (VIAC) to assume a 20% quota share of all fixed annuity and guaranteed minimum income benefit rider policies issued by VIAC prior to the effective date of the treaty. Effective July 1, 2023, VIAC recaptured $564,137 of payout annuity reserves assumed by the Company under the two coinsurance agreements and the Company recognized a $29,272 pretax gain upon settlement of the recapture agreement. Assumed reserves on the coinsurance treaties were $1,270,414 and $1,624,484 at December 31, 2024 and 2023, respectively, and modified coinsurance reserves held at VIAC for business assumed by the Company were $32,859 and $38,319 at December 31, 2024 and 2023, respectively.
Effective January 1, 2018, the Company entered into a modified coinsurance agreement with AARe to cede 80% quota share of certain PGA business issued on or after April 1, 2017. The agreement is on a modified coinsurance basis, under which the Company retains the reserves and supporting assets relating to this business. These reserves and assets are held in one or more separate accounts and the reinsurance is recorded in the corresponding separate account. Modified coinsurance reserves at December 31, 2024 and 2023 were $26,337,949 and $28,199,262, respectively.

Effective January 1, 2018, the Company entered into a modified coinsurance agreement with AARe to cede 80% of all fixed spread annuity and fixed spread life insurance business in force as of October 1, 2013.  Modified coinsurance reserves at December 31, 2024 and 2023 were $472,903 and $536,554, respectively.

Effective January 1, 2018, the Company entered into a modified coinsurance agreement with AARe. The agreement ceded 80% of certain in force and future annuity business after the effective date of the treaty through December 31, 2022. This treaty was applied after the impacts of all other reinsurance agreements were applied. Modified coinsurance reserves at December 31, 2024 and 2023 were $47,855,999 and $43,526,658, respectively.

Effective January 1, 2018, AADE entered into a coinsurance agreement with the Company to assume 50% of all retail annuity business issued by the Company on or after January 1, 2018 through December 31, 2021. AADE subsequently entered into a retrocession modified coinsurance agreement with AARe effective January 1, 2018 to cede an 80% quota share of this retail annuity business. These reinsurance agreements were terminated in connection with the merger of the Company and AADE. As discussed in Note 1, the coinsurance agreement is no longer reflected in the recast merged financial statements. Modified coinsurance reserves ceded to AARe were $9,314,694 at December 31, 2023.

Effective January 1, 2018, the Company entered into a modified coinsurance agreement with AARe to cede 80% of in force and future annuity business of the Company.  Modified coinsurance reserves ceded under this agreement were $1,143,520 and $1,413,081 at December 31, 2024 and 2023, respectively.

Effective August 1, 2017, the Company entered into a variable quota share coinsurance agreement with The Lincoln National Life Insurance Company (LNL) to assume a percentage of LNL’s multi-year guaranteed annuity and fixed indexed annuity business issued on or after the effective date of the treaty.  The Company retrocedes 80% of the assumed business to AARe under a modified coinsurance agreement. Assumed reserves were $464,375 and $1,179,177 at December 31, 2024 and 2023, respectively, of which $371,500 and $943,342 represented modified coinsurance reserves ceded at December 31, 2024 and 2023, respectively.

Effective August 30, 2013, the Company entered into a reinsurance agreement with STAR, an affiliated reinsurer. The agreement ceded, through coinsurance, all annuity contracts issued by the Company (and its predecessor by merger, Aviva Life Insurance Company) to Aviva London Assignment Corporation, a former affiliated entity. The Company has taken a reserve credit of $992,442 and $1,015,748 for this agreement as of December 31, 2024 and 2023, respectively.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

Effective April 1, 2014, AADE entered into a reinsurance agreement with STAR to assume a 20% quota share of a block of annuities under a coinsurance funds withheld reinsurance agreement. The reserves assumed under the treaty were $203,150 as of December 31, 2023. Prior to the merger of the Company and AADE, STAR recaptured this agreement effective July 1, 2024.  In connection with the recapture, AADE paid a $40,138 commission, recorded $218,075 of negative assumed premiums and deposits, and released $201,247 of policy and contract liabilities and $16,828 of interest maintenance reserves.  The impact of the recapture is reflected in the merged financial statements.

Effective December 31, 2012, the Company entered into a coinsurance funds withheld agreement to assume 90% of AANY's annuity business. The Company retrocedes 89% of this block to AARe under a modified coinsurance agreement. Assumed reserves were $2,855,918 and $2,748,758 at December 31, 2024 and 2023, respectively, of which $2,541,767 and $2,446,395 represented modified coinsurance reserves ceded at December 31, 2024 and 2023, respectively.
Effective November 1, 2012, the Company entered into a coinsurance agreement with Liberty Bankers Life Insurance Company to assume 100% of an annuity block of business. The Company retrocedes 80% of this block to AARe under a modified coinsurance agreement. Assumed reserves were $40,281 and $52,819 at December 31, 2024 and 2023, respectively, of which $32,225 and $42,256 represented modified coinsurance reserves ceded at December 31, 2024 and 2023, respectively.
Effective December 16, 2011, the Company entered into an agreement with Transamerica Life Insurance Company to assume on a coinsurance basis 28.3% of a certain block of deferred annuity business. The Company retrocedes 80% of the assumed annuity business to AARe under a modified coinsurance agreement. Assumed reserves were $246,440 and $303,225 at December 31, 2024 and 2023, respectively, of which $197,152 and $242,580 represented modified coinsurance reserves ceded at December 31, 2024 and 2023, respectively.
Life Reinsurance
The Company entered into a reinsurance agreement on December 15, 2011 with Athene Re IV, an affiliated reinsurer. The agreement ceded, through funds withheld coinsurance, all policy liabilities of the regulatory closed block of the former AmerUs Life Insurance Company, a predecessor of the Company (the Closed Block). The Closed Block consists of participating whole life insurance, term life insurance, and dividend-paying universal life insurance. The Closed Block was formed on June 30, 1996 for the protection of dividend interests on dividend-paying policies. The formation of the Closed Block coincided with AmerUs Life’s reorganization into a mutual holding company whereby AmerUs Life became a stock life insurance company, initially owned by American Mutual Holding Company. The Company has taken a reserve credit of $1,243,471 and $1,284,026 for this agreement as of December 31, 2024 and 2023, respectively. Funds held under reinsurance with unauthorized reinsurers for this agreement was $1,194,280 and $1,218,094 as of December 31, 2024 and 2023, respectively.

On April 29, 2011, the Company's predecessor by merger, AADE, reinsured substantially all of it's life and health business, primarily to Protective Life Insurance Company under a coinsurance agreement. As of December 31, 2024 and 2023, the Company recognized a reserve credit of $1,198,859 and $1,243,416, respectively, on this business.

The Company entered into an assumption reinsurance agreement on October 1, 2013 with Accordia Life and Annuity Company (Accordia). The agreement ceded, through coinsurance, all open block life insurance contracts issued by the Company, with the exception of Enhanced Guarantee universal life insurance products. The Company has taken a reserve credit of $1,033,435 and $1,070,152 for this agreement as of December 31, 2024 and 2023, respectively. The AmerUs Life Insurance Company regulatory closed block has been ceded to Accordia (net of existing reinsurance) under this reinsurance agreement. As of December 31, 2024 and 2023, the aforementioned reinsurance between the Company and Athene Re IV remains in place, resulting in no amounts ceded to Accordia.
The Company entered into a reinsurance agreement on October 1, 2013 with Accordia. The agreement ceded, through coinsurance, all policy liabilities of the former Indianapolis Life Insurance Company regulatory closed block. The Company has taken a reserve credit of $532,786 and $548,119 for this agreement as of December 31, 2024 and 2023, respectively.
During 2024 and 2023, the Company novated approximately 1,067 and 148 life policies, respectively, with statutory policy reserves of $49,034 and $1,148, respectively, to Accordia. These policies were previously 100% ceded to Accordia through the open block assumption reinsurance agreement discussed above, and therefore the novation had no impact on the Company’s balance sheet, income or capital and surplus position.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The Company cedes policies to Accordia and Athene Re IV, included in treaties noted above, that fall under the NAIC Term Life and Universal Life with Secondary Guarantees (XXX/AXXX) Credit for Reinsurance Model Regulation.  The primary securities backing the reinsurance contracts related to these policies are greater than or equal to required levels as set forth by Appendix A-785 of the NAIC Accounting Practices and Procedures Manual.

The Company's reinsurance agreements do not require disclosure under paragraphs 78 through 84 of SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance.

8.    Life, Annuity and Deposit-Type Actuarial Reserves
Withdrawal characteristics of annuity and deposit-type actuarial reserves are as follows:
Individual Annuities

	December 31, 2024
		Separate	Separate
	General	Accounts with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
With market value adjustment	$107,349,847	$—	$4,455,800	$111,805,647	72.6%
At book value, less surrender charge of 5% or more	17,609,587	—	—	17,609,587	11.4
At fair value	—	5,077	118,526	123,603	0.1
Total with market value adjustment or at fair value	124,959,434	5,077	4,574,326	129,538,837	84.1
At book value without adjustment (minimal or no charge or adjustment)	21,810,286	—	—	21,810,286	14.2
Not subject to discretionary withdrawal	2,596,454	—	—	2,596,454	1.7
Total (gross: direct + assumed)	149,366,174	5,077	4,574,326	153,945,577	100.0%
Less: Reinsurance ceded	(53,749,326)	—	—	(53,749,326)
Total (net)	$95,616,848	$5,077	$4,574,326	$100,196,251

The amount included above in the at book value, less surrender charge of 5% or more line that will move to the at book value without adjustment line in the year subsequent to the balance sheet date is $1,613,076.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2023
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
With market value adjustment	$82,451,204	$—	$2,698,657	$85,149,861	69.3%
At book value, less surrender charge of 5% or more	11,499,770	—	—	11,499,770	9.4
At fair value	—	4,357	26,080	30,437	—
Total with market value adjustment or at fair value	93,950,974	4,357	2,724,737	96,680,068	78.6
At book value without adjustment (minimal or no charge or adjustment)	23,464,542	—	—	23,464,542	19.1
Not subject to discretionary withdrawal	2,804,799	—	—	2,804,799	2.3
Total (gross: direct + assumed)	120,220,315	4,357	2,724,737	122,949,409	100.0%
Less: Reinsurance ceded	(2,871,086)	—	—	(2,871,086)
Total (net)	$117,349,229	$4,357	$2,724,737	$120,078,323

Group Annuities

	December 31, 2024
		Separate	Separate
	General	Accounts with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
With market value adjustment	$35,695	$2,817,302	$—	$2,852,997	6.4%
At book value, less surrender charge of 5% or more	32,756	—	—	32,756	0.1
Total with market value adjustment or at fair value	68,451	2,817,302	—	2,885,753	6.6
At book value without adjustment (minimal or no charge or adjustment)	809,687	113,588	—	923,275	2.0
Not subject to discretionary withdrawal	51,541	40,382,925	—	40,434,466	91.4
Total (gross: direct + assumed)	929,679	43,313,815	—	44,243,494	100.0%
Less: Reinsurance ceded	—	—	—	—
Total (net)	$929,679	$43,313,815	$—	$44,243,494

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2023
		Separate	Separate
	General	Accounts with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
With market value adjustment	$130,975	$2,885,937	$—	$3,016,912	6.5%
At book value, less surrender charge of 5% or more	30,353	—	—	30,353	0.1
Total with market value adjustment or at fair value	161,328	2,885,937	—	3,047,265	6.6
At book value without adjustment (minimal or no charge or adjustment)	865,750	110,935	—	976,685	2.1
Not subject to discretionary withdrawal	55,503	42,342,165	—	42,397,668	91.3
Total (gross: direct + assumed)	1,082,581	45,339,037	—	46,421,618	100.0%
Less: Reinsurance ceded	(1,800)	—	—	(1,800)
Total (net)	$1,080,781	$45,339,037	$—	$46,419,818

Deposit-Type Contracts (no life contingencies)

	December 31, 2024
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
At book value without adjustment
(minimal or no charge or adjustment)	$13,497	$—	$—	$13,497	—%
Not subject to discretionary withdrawal	40,650,323	14,849,012	—	55,499,335	100.0
Total (gross: direct + assumed)	40,663,820	14,849,012	—	55,512,832	100.0%
Less: Reinsurance ceded	(4,304,804)	—	—	(4,304,804)
Total (net)	$36,359,016	$14,849,012	$—	$51,208,028

	December 31, 2023
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
At book value without adjustment
(minimal or no charge or adjustment)	$13,432	$—	$—	$13,432	—%
Not subject to discretionary withdrawal	27,109,051	5,843,705	—	32,952,756	100.0
Total (gross: direct + assumed)	27,122,483	5,843,705	—	32,966,188	100.0%
Less: Reinsurance ceded	(4,872,043)	—	—	(4,872,043)
Total (net)	$22,250,440	$5,843,705	$—	$28,094,145

A reconciliation of total annuity and deposit-type actuarial reserves is as follows:

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31,
	2024	2023
General Account:
Annuity reserves	$96,225,542	$118,122,549
Supplementary contracts with life contingencies	320,985	307,461
Deposit-type contracts	36,359,016	22,250,440
Separate Accounts:
Annuity reserves	47,893,218	48,068,131
Deposit-type contracts	14,849,012	5,843,705
Total annuity and deposit-type actuarial reserves	$195,647,773	$194,592,286

Account value, cash value and reserves for life insurance by withdrawal characteristics is as follows:

	December 31, 2024
	General Account			Separate Account - Nonguaranteed
	Account	Cash		Account	Cash
	Value	Value	Reserve	Value	Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$—	$1,624,106	$1,656,085	$—	$—	$—
Universal life	790,153	800,733	814,764	—	—	—
Universal life with secondary guarantees	5,642	5,493	38,933	—	—	—
Indexed universal life	189,653	194,102	163,077	—	—	—
Indexed universal life with secondary guarantees	239,100	234,931	608,253	—	—	—
Other permanent cash value life insurance	19,847	625,384	690,310	—	—	—
Variable universal life	3,204	3,204	3,204	13,023	13,023	12,004
Not subject to discretionary withdrawal or no cash values:
Term Policies without cash value	—	—	122,291	—	—	—
Accidental death benefits	—	—	2,949	—	—	—
Disability - active lives	—	—	7,503	—	—	—
Disability - disabled lives	—	—	16,586	—	—	—
Miscellaneous reserves	—	—	65,465	—	—	—
Total (gross: direct + assumed)	1,247,599	3,487,953	4,189,420	13,023	13,023	12,004
Less: Reinsurance ceded	(1,193,509)	(3,433,801)	(4,134,442)	—	—	—
Total (net)	$54,090	$54,152	$54,978	$13,023	$13,023	$12,004

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

	December 31, 2023
	General Account			Separate Account - Nonguaranteed
	Account	Cash		Account	Cash
	Value	Value	Reserve	Value	Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$—	$1,559,737	$1,711,230	$—	$—	$—
Universal life	825,443	832,070	848,067	—	—	—
Universal life with secondary guarantees	6,100	5,750	38,779	—	—	—
Indexed universal life	197,674	195,243	169,505	—	—	—
Indexed universal life with secondary guarantees	248,826	242,131	616,550	—	—	—
Other permanent cash value life insurance	20,655	645,101	713,324	—	—	—
Variable universal life	1,449	1,449	1,474	10,230	10,230	10,718
Miscellaneous Reserves	—	—	12	—	—	—
Not subject to discretionary withdrawal or no cash values:
Term Policies without cash value	—	—	146,427	—	—	—
Accidental death benefits	—	—	3,102	—	—	—
Disability - active lives	—	—	8,480	—	—	—
Disability - disabled lives	—	—	17,166	—	—	—
Miscellaneous reserves	—	—	80,988	—	—	—
Total (gross: direct + assumed)	1,300,147	3,481,481	4,355,104	10,230	10,230	10,718
Less: Reinsurance ceded	(1,245,568)	(3,429,473)	(4,299,523)	—	—	—
Total (net)	$54,579	$52,008	$55,581	$10,230	$10,230	$10,718

A reconciliation of total life actuarial reserves, net of reinsurance, is as follows:

	December 31,
	2024	2023

Life insurance	$53,368	$53,858
Accidental death benefits	1	1
Disability - active lives	(2)	(2)
Disability - disabled lives	19	39
Miscellaneous reserves	1,592	1,685
Life reserves - variable life separate account	12,004	10,718
Total life actuarial reserves	$66,982	$66,299

As of December 31, 2024 and 2023, the Company had insurance in force of $1,714,738 and $1,933,544, respectively, for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Iowa. Reserves to cover this shortfall in premium were $27,252 and $34,779 at December 31, 2024 and 2023, respectively.

9.    Borrowed Money and Funding Agreements

Effective May 1, 2021, the Company entered into an unsecured revolving promissory note (the Promissory Note), with Athene USA Corporation (AUSA) and certain of AUSA’s other subsidiaries, pursuant to which the Company and other borrower parties thereto may borrow up to $200,000 from AUSA. The Promissory Note has a 5-year term and was approved by the Iowa Department. Interest shall accrue on the principal balance from time to time outstanding at a rate per annum equal to 2.085%. The Company shall pay such interest in arrears quarterly on the last day of each March, June, September and December, on any day any portion of the principal balance is repaid or prepaid.  No amounts were drawn during the year ended December 31, 2024 and December 31, 2023. Interest expense of $0, $0, and $255 was incurred by the Company during the years ended December 31, 2024, 2023 and 2022, respectively.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The Company has entered into a purchase agreement, pursuant to which Athene Global Funding, a special-purpose non-affiliated statutory-trust, may offer senior secured medium-term notes under a funding agreement backed notes (FABN) program. The authorized program amount of $35,000,000 may be increased from time to time, subject to compliance with the relevant provisions of the amended and restated purchase agreement currently in effect. Athene Global Funding uses the net proceeds from the sale of each series of medium-term notes to purchase one or more funding agreements issued from the Company.

The Company has issued funding agreements to Athora Lebensversicherung AG (ALV), an affiliated German company, and to various institutions via direct issuances (Direct FA).

The Company has established a secured funding agreement backed repurchase agreement (FABR) program, in which a special-purpose, unaffiliated entity enters into repurchase agreements with a bank and the proceeds of the repurchase agreements are used by the special purpose entity to purchase funding agreements from the Company.

Through its membership in the FHLB, the Company is eligible to borrow under fixed or floating rate short-term arrangements to provide additional liquidity. Total available borrowings are determined by the amount of collateral pledged, but cannot exceed 20% to 40% of the Company’s total assets dependent upon the internal credit rating. These borrowings are accounted for as borrowed money under SSAP No. 15, Debt and Holding Company Obligations. During 2024 and 2023, the Company borrowed no amounts in the general and separate accounts. During November 2022, the Company borrowed $800,000 with an interest rate of 4.0% under the FHLB short-term arrangement. The borrowing was repaid during December 2022. The Company incurred interest expense of $0, $0, and $2,563 during 2024, 2023 and 2022, respectively.
The Company has issued funding agreements to the FHLB in exchange for cash advances in both the general account and the separate account. FHLB funding agreements held in the separate account have a principal balance of $15,001,200 and $5,931,200 at December 31, 2024 and 2023, respectively. FHLB funding agreements held in the general account have a principal balance of $570,000 and $564,061 as of December 31, 2024 and 2023.

As part of these agreements, the Company holds $10,000 in FHLB Class B Membership Stock and $700,704 in FHLB Activity Stock in the general account. The Class B Membership Stock is not eligible for redemption. The FHLB funding agreements in the general and separate account are collateralized by general account and separate account assets with a book adjusted carrying value of $30,038,449 and $16,552,318 and fair value of $28,847,908 and $15,208,424 at December 31, 2024 and 2023, respectively.
The following table presents the outstanding funding agreement contracts issued by the Company:

	December 31,
	2024			2023
	Fixed	Floating	Total	Fixed	Floating	Total
Funding Agreements
ALV	$56,964	$—	$56,964	$60,709	$—	$60,709
FABN	21,918,278	2,229,633	24,147,911	17,077,539	3,338,693	20,416,232
FHLB	10,871,200	4,700,000	15,571,200	5,471,200	1,030,000	6,501,200
FABR	—	12,000,000	12,000,000	—	5,500,000	5,500,000
Direct FA	2,791,631	95,341	2,886,972	—	—	—
Total	$35,638,073	$19,024,974	$54,663,047	$22,609,448	$9,868,693	$32,478,141
The weighted average interest rate on all funding agreements was 4.35% and 3.58% at December 31, 2024 and 2023, respectively.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The reserve established by the Company for FHLB funding agreements held in the separate account was $14,841,302 and $5,833,936 at December 31, 2024 and 2023, respectively. These are included in separate account liabilities on the balance sheets. The reserve established by the Company for general account funding agreements was $39,940,806 and $26,371,433 at December 31, 2024 and 2023, respectively, which was reported as deposit-type contracts on the balance sheets. The Company uses the funding agreements funds in an investment spread strategy. As such, the Company applies SSAP No. 52, Deposit-Type Contracts, accounting treatment to these funds, consistent with its other deposit-type contracts. It is not part of the Company's strategy to utilize these funds for operations, and any funds obtained for use in general operations would be accounted for consistent with SSAP No. 15 as borrowed money.

The Company incurred interest expense of $1,191,781, $722,914, and $455,098 on funding agreements in the general account and $423,223, $186,087, and $64,905 on the funding agreements in the separate account during the years ended December 31, 2024, 2023 and 2022, respectively.

The scheduled maturities of the funding agreements are as follows:

2025	$5,059,594
2026	8,068,158
2027	10,402,800
2028	12,113,439
2029	9,402,358
Thereafter	9,616,698
Total	$54,663,047

As discussed in Note 7, the Company's funding agreements are ceded to AARe under modified coinsurance and coinsurance funds withheld reinsurance agreements.

10.    Federal Income Taxes
Current income taxes incurred consist of the following major components:

	Years Ended December 31,
	2024	2023	2022

Federal income tax expense (benefit) on operations	$(222,705)	$452,495	$204,742
Federal income tax expense (benefit) on net realized capital gain (loss)	(1,751)	(20,251)	59,372
Federal income tax expense (benefit) on operations - prior period	18,161	70,481	—
Total current federal income tax expense (benefit)	$(206,295)	$502,725	$264,114
The Company determines admitted DTAs under paragraph 11 of SSAP No. 101, which allows a DTA to be admitted where existing deductible temporary differences are expected to be realized within three years of the balance sheet date. DTAs are limited to:
1.The amount of federal capital gains taxes paid in prior years that can be recovered through capital loss carrybacks, not to exceed three years, including any amounts established in accordance with the provision of SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets.
2.If risk-based capital thresholds described in paragraph 11.b. of SSAP No. 101 are exceeded, paragraph 11.b.i. allows a reporting entity to admit DTAs that are expected to be realized within three years of the balance sheet date, subject to a 15% limitation of adjusted capital and surplus described in paragraph 11.b.ii. Since the Company’s Risk-Based Capital Authorized Control Level without regard to admitted DTAs is greater than 300%, the applicable period is three years and the applicable percentage is 15% as of December 31, 2024, plus
3.Any remaining DTAs can be offset against existing DTLs after due consideration of character and reversal patterns of temporary differences.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Adjusted gross DTAs exceeding the above limitations are nonadmitted.
Pursuant to SSAP No. 101, paragraph 7.e., gross DTAs are reduced by a statutory valuation allowance adjustment if it is more likely than not that some portion or all of the gross DTAs will not be realized. The Company expects to fully realize all of its DTAs. As of December 31, 2024 and 2023, the Company has not established a valuation allowance against DTAs.
The admitted DTAs are summarized as follows:

	December 31,
	2024		2023
	Limitation	Admitted	Limitation	Admitted

Admitted pursuant to 11.a. - loss carrybacks		$—		$—
Realization per 11.b.i. - applicable period limitation	$206,585		$879,487
Realization per 11.b.ii. - applicable percentage limitation	553,871		815,757
Admitted pursuant to lesser of 11.b.i. or 11.b.ii - realization test		206,585		581,131
Admitted pursuant to 11.c. - DTL offset		437,193		432,545
Total admitted adjusted gross DTA		$643,778		$1,013,676

The Authorized Control Level Risk-Based Capital (excluding DTAs) percentage used for determining the above applicable period limitation and applicable percentage limitation was 815% and 705% for the years ended December 31, 2024 and 2023, respectively.
During 2023, the Company asserted a tax planning strategy to restructure certain reinsurance agreements from modified coinsurance to coinsurance funds withheld. This tax planning strategy allowed the Company to admit deferred tax assets related to reserves that were previously nonadmitted. During 2024, the Company stopped asserting this tax planning strategy.
The following summarizes the impact of tax planning strategies on DTAs:

	2024		2023		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital

1) Adjusted Gross DTAs	$1,208,608	$30,511	$1,525,266	$14,481	$(316,658)	$16,030
2) Adjusted gross DTAs (% of total adjusted gross DTAs)	—%	—%	—%	—%	—%	—%
3) Net admitted adjusted DTAs	$619,893	$23,885	$1,008,226	$5,450	$(388,333)	$18,435
4) Net admitted adjusted gross DTAs (% of total net admitted gross DTAs)	—%	—%	44.2%	—%	(44.2)%	—%

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The tax effects of temporary differences that give rise to DTAs and DTLs are as follows:

	December 31, 2024			December 31, 2023			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
DTAs
Policyholder reserves	$753,371	$—	$753,371	$1,110,924	$—	$1,110,924	$(357,553)	$—	$(357,553)
Investments	114,536	30,511	145,047	153,981	14,481	168,462	(39,445)	16,030	(23,415)
Deferred acquisition costs	290,432	—	290,432	219,733	—	219,733	70,699	—	70,699
Policyholder dividends accrual	5	—	5	6	—	6	(1)	—	(1)
Fixed assets	3	—	3	3	—	3	—	—	—
Compensation and benefits accrual	55	—	55	53	—	53	2	—	2
Receivable nonadmitted	1,530	—	1,530	3,314	—	3,314	(1,784)	—	(1,784)
Tax goodwill	294	—	294	490	—	490	(196)	—	(196)
Other (Including items <5% of total ordinary tax assets)	48,382	—	48,382	36,762	—	36,762	11,620	—	11,620
Total gross DTAs	1,208,608	30,511	1,239,119	1,525,266	14,481	1,539,747	(316,658)	16,030	(300,628)
Nonadmitted DTAs	(588,715)	(6,626)	(595,341)	(517,040)	(9,031)	(526,071)	(71,675)	2,405	(69,270)
Admitted DTAs	619,893	23,885	643,778	1,008,226	5,450	1,013,676	(388,333)	18,435	(369,898)
DTLs
Investments	(358,075)	(23,885)	(381,960)	(165,246)	(185,115)	(350,361)	(192,829)	161,230	(31,599)
Deferred and uncollected premiums	(908)	—	(908)	(1,237)	—	(1,237)	329	—	329
Policyholder reserves	(54,325)	—	(54,325)	(80,947)	—	(80,947)	26,622	—	26,622
Total DTLs	(413,308)	(23,885)	(437,193)	(247,430)	(185,115)	(432,545)	(165,878)	161,230	(4,648)
Net admitted DTA/(DTL)	$206,585	$—	$206,585	$760,796	$(179,665)	$581,131	$(554,211)	$179,665	$(374,546)
The change in net deferred income taxes is comprised of the following (this analysis is exclusive of the tax effect of unrealized capital gains and losses as the deferred taxes on unrealized gains and losses are reported separately from the change in net deferred income taxes in the statements of changes in capital and surplus):

	December 31,	December 31,
	2024	2023	Change

Adjusted gross deferred tax assets	$1,239,119	$1,539,747	$(300,628)
Total gross deferred tax liabilities	(437,193)	(432,545)	(4,648)
Adjusted deferred tax assets in excess of deferred tax liabilities	$801,926	$1,107,202	(305,276)
Tax effect of unrealized gains and losses			185,230
Change in net deferred income tax			$(120,046)
Change in deferred income tax of $(58,910) is related to the merger and is included within the merger adjustment line in the Statements of Changes in Capital and Surplus, with the remaining $(61,136) reported in the change in net deferred income tax line.

Nonadmitted deferred tax assets increased $69,270 and $124,696 for the years ended December 31, 2024 and 2023, respectively.
No unrecognized DTL exists for temporary differences related to investments in foreign subsidiaries or foreign corporate joint ventures that are essentially permanent in duration.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
The provision for federal income tax incurred is different from that which would be obtained by applying the enacted federal income tax rate to income before taxes. The significant items causing these differences are as follows:

	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022
		Effective		Effective		Effective
	Amount	Tax Rate	Amount	Tax Rate	Amount	Tax Rate

Net gain (loss) from operations	$1,012,537		$548,083		$(1,082,759)
Realized capital gain (loss) on investments	(275,273)		(169,807)		818,843
Total statutory gain (loss)	$737,264		$378,276		$(263,916)
Statutory tax expense (benefit) at enacted rate	$154,826	21.0%	$79,438	21.0%	$(55,422)	21.0%
Permanent differences
Interest maintenance reserve	(4,290)	(0.6)	(12,493)	(3.3)	3,049	(1.2)
Nontaxable income	(2,579)	(0.3)	(2,027)	(0.5)	(1,374)	0.5
Nondeductible expenses	831	0.1	596	0.2	287	(0.1)
Nonadmitted assets	(8,564)	(1.2)	(2,107)	(0.6)	4,393	(1.7)
Affiliate expenses	(5,198)	(0.7)	2,540	0.7	(3,189)	1.2
Reinsurance adjustment A-791	1,645	0.2	4,669	1.2	(2,287)	0.9
Unrealized gain (loss) - options	136,250	18.5	80,597	21.3	(42,465)	16.1
Unrealized (gain) loss ceded	(277,653)	(37.5)	(264,570)	(70.0)	213,708	(81.0)
Specific reserves in surplus	(157)	—	(5,641)	(1.5)	(1,525)	0.6
Prior period adjustments	23,726	3.2	(23,231)	(6.1)	33,541	(12.7)
Corporate Owned Life Insurance	—	—	—	—	(1,331)	0.5
Insurance Company Owned Life Insurance	(2,701)	(0.4)	—	—	—	—
Tax credits	(92,701)	(12.6)	(61,310)	(16.2)	(58)	—
Merger restatement	(9,684)	(1.3)	(27,458)	(7.3)	47,825	(18.1)
Total effective income tax expense (benefit)	$(86,249)	(11.6)%	$(230,997)	(61.1)%	$195,152	(74.0)%

Current federal income tax expense (benefit)	$(224,456)	(30.4)%	$432,244	114.3%	$264,114	(100.1)%
Current federal income tax expense (benefit) - prior period adjustments	18,161	2.5	70,481	18.6	—	0.0
Change in net deferred income tax	120,046	16.3	(733,722)	(194.0)	(68,962)	26.1
Total effective income tax expense (benefit)	$(86,249)	(11.6)%	$(230,997)	(61.1)%	$195,152	(74.0)%
The Company has no tax attributes to carry forward at December 31, 2024.

The Company has $0, $0, and $89,594 of federal capital gains tax from 2024, 2023 and 2022, respectively, available for recovery in the event of future capital losses. The Company has incurred no Repatriation Transition tax.
The Company entered into a supplemental tax allocation agreement with Athene Re IV, whereby the Company is obligated to perform all of Athene Re IV's tax obligations and is entitled to accept all of Athene Re IV's tax benefits. Accordingly, any current taxes payable or receivable by Athene Re IV are reflected by the Company. During 2024, 2023 and 2022, under the provisions of this agreement, $350 of tax benefit was transferred to the Company, $42 of tax expense was transferred from the Company and $175 of tax benefit was transferred to the Company, respectively.
In accordance with SSAP No. 101, the Company follows SSAP No. 5R to utilize a “more likely than not (likelihood of more than fifty percent)” approach to compute its liability for tax contingencies. No liability for tax contingencies has been recorded as the Company does not have any material items requiring establishment of a loss contingency reserve or disclosure under SSAP No. 5R. Interest and penalties associated with recognized tax contingencies would be recognized within the income tax expense line in the statements of operations. Accrued interest and penalties would be included in the related tax liability line in the balance sheets.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
Federal income tax of $166,513 due from and $21,567 is due to affiliates at December 31, 2024 and 2023, respectively, pursuant to the Tax Allocation Agreement.

As of December 31, 2024 and 2023, the Company has no unrecognized deferred tax liabilities.

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Code as of December 31, 2024 or 2023.

The following entities are included in the consolidated federal income tax return as of December 31, 2024:

Athene Annuity Re Ltd.
Athene Annuity and Life Company
Athene Annuity & Life Assurance Company
Athene Annuity & Life Assurance Company of New York
Athene Life Insurance Company of New York
Athene Re USA IV, Inc.
Structured Annuity Reinsurance Company
The Company files income tax returns with the U.S. federal government and various U.S. state governments. For tax periods beginning January 1, 2019 and ending December 31, 2023, the Company was included in a consolidated return filed by the parent company, Athene USA Corporation. For tax periods beginning January 1, 2024, the Company is included in a consolidated return filed by the parent company, Athene Annuity Re Ltd. The Company has a tax allocation agreement approved by the Company’s Board of Directors, which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. Allocation of tax benefits is based on separate returns. Losses are paid at the time they can be used in the consolidated return. Intercompany tax balances are settled quarterly.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (IRA). The IRA introduced a 15% minimum corporate income tax on certain large corporations, known as the Corporate Alternative Minimum Tax (CAMT). The Company is an applicable reporting entity with tax allocation agreement exclusions.

The Company is not subject to U.S. federal and state examinations by tax authorities for years prior to 2021. The Company is not currently under audit by the IRS or any state taxing authority.

The Company does not hold any transferable or non-transferable state tax credits gross of any related tax liabilities.

11.    Premiums Due and Deferred

Deferred and uncollected life insurance premiums are summarized as follows:

	December 31, 2024			December 31, 2023
	Gross	Loading	Net	Gross	Loading	Net

Ordinary renewal	$3,450	$(876)	$4,326	$4,191	$(1,698)	$5,889

12.    Employee Benefit Plans

Defined Contribution Plan
The Company is allocated a portion of the costs related to a qualified defined contribution savings and retirement plan sponsored by AUSA. The plan is a qualified 401(k) plan covering officers and employees.  The plan provides non-discretionary company matching contributions.  Expenses allocated to the Company for AUSA's contributions amounted to $11,760, $10,399, and $7,313 for 2024, 2023 and 2022, respectively.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
13.    Related-Party Transactions

The Company cedes a quota share of its annuity and funding agreement business to AARe and 100% of the Closed Block liabilities to Athene Re IV. The Company cedes to STAR a 100% quota share of its benefits payable for all structured annuity contracts issued by the Company to Aviva London Assignment Corporation (an affiliated company prior to October 2, 2013). The Company also assumes a quota share of annuity business from its direct subsidiary AANY and from an affiliated entity, VIAC. Refer to Note 7 for details on these reinsurance agreements.

The Company is party to an investment management agreement with Apollo Insurance Solutions Group, LP (ISG), under which ISG agrees to provide asset management services in exchange for management fees. ISG is a subsidiary of AGM. Pursuant to the agreement, the Company pays ISG 30 basis points per annum on the Company’s managed assets. The Company incurred expenses on its general account and separate account assets of $689,680, $512,992, and $396,865 in 2024, 2023 and 2022, respectively, under the agreement with ISG.

The Company participates in a Shared Services and Cost Sharing Agreements with certain other affiliated companies pursuant to which each party thereto agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of $430,515, $378,577, and $340,558 during 2024, 2023 and 2022, respectively.

Some employees of Athene Employee Services, LLC (AES) and the Company participate in one or more Share Award Agreements (the Agreements) sponsored by AHL for which the Company has no legal obligation. Salary expense of AES and the Company is partially allocated to the Company through the Shared Services Agreement. Under SSAP No. 104R, Share-Based Payments, the stock compensation expense associated with the Agreements that would have been allocated to the Company is required to be recorded as a capital contribution to the reporting entity. The Company has allocated the stock compensation expense associated with the Agreements based on the same methodology as the Shared Services Agreement. In accordance with SSAP No. 104R, the Company incurred expense and recorded a capital contribution under the Agreements totaling $26,638, $50,466, and $29,594 in 2024, 2023 and 2022, respectively, which includes amounts contributed by the Company to downstream insurance subsidiaries.

All intercompany balances shown as payable to or receivable from parent, subsidiaries and affiliates are settled within 90 days of their incurrence under the terms of the intercompany expense sharing agreements. These payables and receivables are presented on a net basis within the accompanying balance sheets when right of offset exists with a particular counterparty.

During the second quarter of 2022, the Company contributed its equity interests in certain partnership investments to Apollo Aligned Alternatives, L.P. (AAA), in exchange for a partnership interest in AAA. AAA is a strategic alternative investment vehicle designed to include investment by affiliated and unaffiliated insurers and other investors, with each investor having pro rata exposure to the underlying investments. The partnership is managed by an affiliate of the Company. Under the terms of the partnership agreement, the Company has the right to require distribution of its pro rata portion of underlying assets and direct such assets to be liquidated. During 2024 and 2023, the Company had contributions, net of distributions to AAA of $448,573 and $179,415, respectively.

During 2024 and 2023, in the normal course of business, the Company had purchases and contributions, net of sales and distributions, to non-AAA affiliated partnership investments of $431,136 and $125,614, respectively.
During 2024 and 2023, the Company transferred $470,814 and $270,727, respectively, of bonds to AARe in association with reinsurance settlements. These investments were included within bonds on the accompanying balance sheets. All transactions were based on the fair value of the assets at the transaction date.

During February 2022, the Company received a $175,294 capital contribution from its parent, AARe. This capital contribution was accrued at December 31, 2021 as a $175,000 receivable from parent with a corresponding increase in gross paid-in and contributed surplus. In accordance with SSAP No. 72, Surplus and Quasi-Reorganizations, capital contributions receivable that are satisfied with the receipt of cash or marketable securities prior to the filing of the annual statement shall be treated as a Type I subsequent event and considered an admitted asset based on evidence of collection and approval of the domiciliary commissioner.

During February 2023, the Company received a $100,000 capital contribution from its parent, AARe. This capital contribution was accrued at December 31, 2022 as a $100,000 receivable from parent with a corresponding increase in gross paid in and contributed surplus. In accordance with SSAP No. 72, Surplus and Quasi Reorganizations, capital contributions receivable that are satisfied with the receipt of cash or marketable securities prior to the filing of the annual statement shall be treated as a Type I subsequent event and considered an admitted asset based on evidence of collection and approval of the domiciliary commissioner.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

In addition to the accrued capital contributions and stock compensation described above, during 2024, 2023 and 2022, the Company received $934,000, $1,400,000 and $1,275,000, respectively, of assets in kind and cash capital contributions from its parent, AARe.

As of December 31, 2024 and 2023, the Company holds $8,628,116 and $7,039,282, respectively, of other invested assets representing holdings of affiliated partnership investments. The Company also had $29,239,015 and $13,867,414 of affiliated bond holdings, $1,379,975 and $1,175,125 of affiliated mortgage loans on real estate and $57,362 and $0 of affiliated preferred stocks as of December 31, 2024 and 2023, respectively.

During 2024 and 2023, the Company recaptured, amended, and entered into new reinsurance agreements with affiliates. See Note 7 for the details of those changes.

The Company believes that the transactions with affiliates are reasonable and appropriate; however, the operations of the Company may not be indicative of those that would have occurred had the Company operated as a stand-alone entity.

14.    Separate Accounts

The Company maintains five separate account arrangements:
Funding Agreement Separate Account: This separate account contains funding agreements issued to the FHLB. These funding agreements are secured by assets in the Company's general account. The funding agreements may not be accelerated by the holder unless there is a default under the agreement, but the Company may retire the funding agreement policies at any time.

Variable Annuity and Variable Life Separate Accounts: These separate accounts consists of individual variable annuities, and variable universal life products. Net investment experience is credited directly to the policyholder and can be positive or negative, as determined by the performance or fair value of the investments held. The variable annuities generally provide an incidental death benefit of the greater of account value or premium paid. The assets and liabilities of these accounts are carried at fair value. No new variable annuity or variable life policies related to these separate accounts are being issued.
Group Annuity Separate Accounts: This contains separate accounts which support annuities payable under group fixed annuity contracts issued to various employers, or trusts established by such employers, in respect of those employers' pension plans. The assets and liabilities of these separate accounts are carried at the same basis as the general account. The Company's general account contributed $0, $140,000 and $0 to the Group Annuity Separate Accounts in 2024, 2023 and 2022, respectively. The group fixed annuity contracts obligate the Company’s general account to make annuity payments if the separate account is not able to do so.

Index-Linked Deferred Annuity Separate Accounts: These separate accounts support registered index-linked deferred annuity contracts issued by the Company.  The assets and liabilities are carried at the same basis as the general account. During 2024, no amounts were withdrawn from the index-linked deferred annuity separate accounts. During 2023, the Company's general account withdrew $24,602 from the index-linked deferred annuity separate accounts. During 2022, the Index-Linked Deferred Annuity Separate Account repaid $20,000 of seed money plus $1,594 of interest to the Company's general account. The Company’s general account has guaranteed the amounts under the index-linked deferred annuity contracts, to the extent not covered by the assets in the separate account.
Private Placement Variable Annuity Separate Account: This separate account reports private placement variable deferred annuities issued by the Company to purchasers meeting both the requirements as a qualified purchaser and an accredited investor under applicable federal securities laws. The assets of this separate account are carried at fair value. Net investment experience is credited directly to the policyholder and can be positive or negative, as determined by the performance or fair value of the investments held.
The Company’s general account has not paid toward separate account guarantees during the last 5 years.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
To compensate the general account for the risk taken, the Company's separate accounts have paid risk charges during the last 5 years as follows:

2024	$24,556
2023	$22,954
2022	$19,408
2021	$12,823
2020	$7,339
The separate account assets legally insulated from the general account is as follows:

	December 31, 2024		December 31, 2023
		Not		Not
	Legally	Legally	Legally	Legally
	Insulated	Insulated	Insulated	Insulated
Funding Agreement Separate Account	$—	$107,023	$—	$67,124
Variable Annuity Separate Accounts	29,454	—	27,586	—
Variable Universal Life Separate Account	12,004	—	10,718	—
Group Annuity Separate Accounts	45,014,387	—	47,479,413	—
Index-Linked Deferred Annuity Separate Accounts	4,625,164	—	2,858,891	—
Private Placement Variable Annuity Separate Account	94,221	—	2,860	—
Total separate account assets	$49,775,230	$107,023	$50,379,468	$67,124

Information regarding the separate accounts of the Company is as follows:

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Nonindexed	Nonindexed	Non-
		Guaranteed	Guaranteed	Guaranteed
		Less Than/	More	Separate
	Indexed	Equal to 4%	Than 4%	Accounts	Total
Premiums, considerations or deposits
for year ended December 31, 2024	$234,224	$1,600,000	$8,033,836	$86,012	$9,954,072

Balances at December 31, 2024
For accounts with assets at
Fair value	—	5,077	—	130,530	135,607
Amortized cost	4,455,800	25,987,451	32,175,376	—	62,618,627
Total reserves	4,455,800	25,992,528	32,175,376	130,530	62,754,234
By withdrawal characteristics
Subject to discretionary withdrawal
With market value adjustment	4,455,800	2,817,302	—	—	7,273,102
At book value without market value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	5,077	—	130,530	135,607
At book value without market value adjustment and with current surrender charge less than 5%	—	113,588	—	—	113,588
Not subject to discretionary withdrawal	—	23,056,561	32,175,376	—	55,231,937
Total reserves	$4,455,800	$25,992,528	$32,175,376	$130,530	62,754,234
Interest maintenance reserve					26,210
Other transfers to general account due or accrued					(14,735,349)
Other amounts payable on reinsurance					477,419
Other					188,768
Total separate account liabilities					$48,711,282

Net transfers to or (from) separate accounts	$892,319	$—	$(667,573)	$82,230	$306,976

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

		Nonindexed	Nonindexed	Non-
		Guaranteed	Guaranteed	Guaranteed
		Less Than/	More	Separate
	Indexed	Equal to 4%	Than 4%	Accounts	Total
Premiums, considerations or deposits
for year ended December 31, 2023	$170,022	$750,000	$4,502,270	$3,062	$5,425,354

Balances at December 31, 2023
For accounts with assets at
Fair value	—	4,357	—	36,798	41,155
Amortized cost	2,698,657	26,483,994	24,698,748	—	53,881,399
Total reserves	2,698,657	26,488,351	24,698,748	36,798	53,922,554
By withdrawal characteristics
Subject to discretionary withdrawal
With market value adjustment	2,698,657	2,885,937	—	—	5,584,594
At book value without market value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	4,357	—	36,798	41,155
At book value without market value adjustment and with current surrender charge less than 5%	—	110,935	—	—	110,935
Not subject to discretionary withdrawal	—	23,487,122	24,698,748	—	48,185,870
Total reserves	$2,698,657	$26,488,351	$24,698,748	$36,798	53,922,554
Interest maintenance reserve					19,688
Other transfers to general account due or accrued					(5,831,626)
Other amounts payable on reinsurance					1,013,182
Other					308,667
Total separate account liabilities					$49,432,465

Net transfers to or (from) separate accounts	$453,888	$219	$1,350,089	$(1,871)	$1,802,325

		Nonindexed	Nonindexed	Non-
		Guaranteed	Guaranteed	Guaranteed
		Less Than/	More	Separate
	Indexed	Equal to 4%	Than 4%	Accounts	Total
Year Ended December 31, 2022
Premiums, considerations or deposits	$180,550	$475,000	$3,119,002	$351	$3,774,903

Net transfers to or (from) separate accounts	$55,142	$8	$1,683,155	$(2,722)	$1,735,583
A reconciliation of combined net transfers to or (from) separate accounts is as follows:

	Years Ended December 31,
	2024	2023	2022

Transfers to separate accounts	$503,358	$2,199,670	$2,347,269
Transfers from separate accounts	(196,382)	(397,345)	(611,686)
Net transfers to or (from) separate accounts	306,976	1,802,325	1,735,583
Other adjustments	59	346	332
Transfer to separate account, net, as reported in the
Statements of Operations	$307,035	$1,802,671	$1,735,915

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
15.    Commitments and Contingencies

The Company has unfunded commitments in certain investments in the general and separate accounts totaling $20,133,773 at December 31, 2024.

Effective July 31, 2019, the Company entered into a Capital Maintenance Agreement to provide capital support to its wholly owned subsidiary, AANY, such that the Company has agreed to maintain AANY’s total adjusted capital in an amount at least equal to 300% of AANY’s company action level risk-based capital. Also, effective July 31, 2019, the Company entered into an agreement to guarantee payment of all amounts due from its subsidiary, AANY, to the contract and certificate holders under the terms of a group annuity contract issued by AANY during August 2019.  Given the current capital level of AANY, the likelihood of payment by the Company under the terms of these agreements is remote.

On October 22, 2020, the Company entered into an Assignment Agreement with AANY pursuant to which the Company assigned all rights and obligations related to certain individuals entitled to annuity payments from existing PGA business. In the remote scenario and only to the extent AANY is unable to perform its obligations to New York residents entitled to payments under the existing assigned PGA transactions, the Company will be required to satisfy any of the remaining obligations.

Guaranty Association Assessments - Guaranty associations may subject member insurers, including the Company, to assessments that require the insurers to pay funds to cover contractual obligations under insurance policies issued by insurance companies that become impaired or insolvent. The assessments are based on an insurer’s proportionate share of premiums written in that state during a specified one-year or three-year period for lines of business in which the impaired or insolvent insurer engaged, subject to prescribed limits. On December 30, 2022, the North Carolina Wake County Superior Court entered an Order of Liquidation (Liquidation Order) against Bankers Life Insurance Company (BLIC) and Colorado Bankers Life Insurance Company (CBLIC), which was affirmed by the North Carolina Court of Appeals on March 5, 2024. On April 9, 2024, GBIG Holdings, LLC (GBIG), the sole shareholder of BLIC and CBLIC, filed a Petition for Discretionary Review requesting the North Carolina Supreme Court review the decision by the North Carolina Court of Appeals to affirm the Liquidation Order. On July 11, 2024, GBIG filed a Motion to Withdraw its Petition for Discretionary Review. The Company is not a party to this litigation. The North Carolina Supreme Court granted the Motion to Withdraw on August 23, 2024, which made the Liquidation Order effective on November 30, 2024.  Shortly thereafter, guaranty associations began levying assessments, with assessments expected to continue for the foreseeable future.  During the year ended December 31, 2024, the Company recorded guaranty association expenses related to the BLIC and CBLIC insolvencies of $35,066 net of reinsurance recoveries.  As of December 31, 2024, the Company recorded a liability of $18,199 based on the current best estimate of future assessments expected, as well as an asset of $11,300 for future premium tax credits.  The actual amount of assessments levied against the Company in connection with the BLIC and CBLIC insolvencies may vary from this estimate.

Fiduciary or Best Interest Standards - The U.S. Securities and Exchange Commission (SEC), Department of Labor (DOL), NAIC, and several states have taken action or are exploring options around a fiduciary standard or best interest standard that may impact the Company and its subsidiaries. If these rules do not align, the distribution of products by the Company and its subsidiaries could be further complicated.

On February 13, 2020, the NAIC adopted the Suitability in Annuity Transactions Model Regulation (SAT), which places responsibilities upon issuing insurance companies with respect to the suitability of annuity sales, including responsibilities for training agents. In addition the SAT incorporates a “best interest” or similar standard with respect to the suitability of annuity sales. A producer is considered to have acted in the best interest of the customer if they have satisfied certain prescribed obligations regarding care, disclosure, conflict of interest and documentation. State adoption of these revisions, and any future changes in such laws and regulations, may impact the way our US insurance subsidiaries market and sell their annuity products. Forty-eight states, including Iowa, have adopted the amended SAT that includes a best interest standard. On July 22, 2018, separate and apart from the NAIC, the NYDFS issued amendments to its SAT regulation to incorporate a “best interest” standard with respect to the suitability of life insurance and annuity sales. The amendments made by NYDFS are currently the subject of litigation. Other states could also adopt a “best interest” or other standard separate from the NAIC’s SAT. Future changes in such laws and regulations, including those that impose a “best interest” standard, may impact the way the Company and its subsidiaries market and sell annuity products.

Since 2016, the DOL has issued various regulations expanding the definition of “investment advice” and broadening the circumstances under which distributors and manufacturers of insurance and annuity products could be considered “fiduciaries” and subject to certain standards in providing advice. On December 15, 2020, the DOL issued regulatory action to reinstate the pre-2016 regulatory definition of fiduciary advice. In the preamble to Prohibited Transaction Exemption (PTE) 2020-02, however, the DOL announced a new interpretation of parts of the regulation that broadens the circumstances under which producers, including insurance producers, could be

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)
considered fiduciaries under ERISA in connection with recommendations to “rollover” assets from a qualified retirement plan to an IRA or from an IRA to another IRA. For this purpose, “IRA” includes individual retirement annuities. This guidance reverses an earlier DOL interpretation suggesting that rollover advice by someone who was not already a fiduciary to a plan did not constitute investment advice giving rise to a fiduciary relationship. In connection with the broadened application of the fiduciary definition, the DOL’s PTE 2020-02 allows fiduciaries to receive compensation in connection with providing investment advice, including advice about rollovers, that would otherwise be prohibited as a result of their fiduciary relationship to the ERISA Plan, a participant in the ERISA Plan, or an IRA owner. On April 23, 2024, the Department of Labor published the final version of the fiduciary rule and certain prohibited transaction exemptions, including PTE 84-24 and PTE 2020-02. The effective date of September 23, 2024, is currently on hold due to legal challenges. Two federal district courts in Texas issued stays on the implementation and the DOL filed an appeal to these decisions. We are currently monitoring the situation, reviewing the language of the final version of the rule and exemptions and we are still evaluating any potential business impact.

In addition to the matters previously discussed, the Company is routinely involved in litigation and other proceedings, reinsurance claims and regulatory proceedings arising in the ordinary course of its business. At present, no contingencies related to pending litigation and regulatory matters are considered material in relation to the financial position of the Company.

Estimates of possible losses or ranges of losses for particular matters cannot, in the ordinary course, be made with a reasonable degree of certainty. It is possible that the Company’s results of operations or cash flow in a particular quarterly or annual period could be materially adversely affected by an ultimate unfavorable resolution of pending litigation and regulatory matters.

16.    Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholder. Generally, without prior regulatory approval, dividends paid during the year must be paid from earned surplus and may not exceed the greater of (1) ten percent of the Company’s paid-in and unassigned surplus as of the preceding December 31, or (2) the Company’s net gain from operations before net realized capital gains on investments for the preceding year. Based on December 31, 2024 results, the Company may not declare or pay dividends without approval in 2025. The Company did not declare or pay dividends during the years ended 2024, 2023 and 2022.

In connection with the acquisition of AUSA during 2013, AHL entered into a Net Worth Maintenance Agreement to provide capital support to the Company such that AHL is obligated to maintain the Company’s capital and surplus in an amount sufficient to maintain the Company’s Total Adjusted Capital to be at least 200% of Company Action Level Risk-Based Capital (RBC).  The agreement also provides that the Company will not pay any dividends if such dividends would cause the Company Action Level RBC ratio to fall below 200%.

Effective January 30, 2020, the Company's then parent, AADE, entered into a Capital Maintenance Agreement to provide capital support to the Company, in an amount sufficient to satisfy the insurance laws of the State of New Jersey, in order to obtain authority for the Company to issue registered index-linked annuities in New Jersey (Original Agreement). In connection with the merger of AADE into the Company, effective October 11, 2024, the Company’s new parent, AARe, entered into a Capital Maintenance Agreement with similar terms to continue to provide capital support to the Company in an amount sufficient to satisfy the insurance laws of the State of New Jersey. The agreement will remain in effect for ten years from the Original Agreement’s effective date.

Life insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount is to be determined based on the various risk factors related to the Company. At December 31, 2024 and 2023, the Company exceeds all control levels of the RBC requirements.

During 2024, 2023 and 2022, the Company received and made capital contributions. See Note 13 for additional details regarding capital contributions.

During 2017, $1,502,316 of the Company's surplus was reset under SSAP No. 72, Surplus and Quasi-Reorganizations, as a reclassification of unassigned surplus to paid-in surplus. In accordance with SSAP No. 72, the Company is required to disclose this surplus reset for ten years following its effective date.
17.    Subsequent Events

The Company has evaluated subsequent events through March 31, 2025, the date that these financial statements were available to be issued.

Athene Annuity and Life Company
Notes to Financial Statements – Statutory-Basis
December 31, 2024, 2023 and 2022
(Dollars in thousands)

18.    Reconciliation to the Statutory Annual Statement

There are no reconciling items between total assets, total liabilities, capital and surplus or net income as previously reported to state regulatory authorities in the 2024, 2023 and 2022 Annual Statements and those reported in the accompanying financial statements, except as described in Note 1.

Athene Variable Annuity Account A
Financial Statements
As of and for the year ended December 31, 2024

Athene Variable Annuity Account A
Index to Financial Statements
As of and for the year ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyowners of Athene Variable Annuity Account A and the
Board of Directors of Athene Annuity and Life Assurance Company

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of net assets of each of the subaccounts listed in the table below, which comprises Athene Variable Annuity Account A (the “Account”) as of December 31, 2024, the related statements of operations for the year ended December 31, 2024, changes in net assets for the years ended December 31, 2024 and 2023, the financial highlights for the years ended December 31, 2024, 2023, and 2022 and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the subaccounts constituting the Account as of December 31, 2024, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

BNY Mellon Investment Portfolios Stock Index Fund	Fidelity Variable Insurance Products Overseas Portfolio	T. Rowe Price Equity Series, Inc. Blue Chip Growth Portfolio
BNY Mellon Investment Portfolios Small Cap Stock Index Portfolio	Fidelity Variable Insurance Products Growth Portfolio	T. Rowe Price Equity Series, Inc. Equity Income Portfolio II
Invesco Variable Investment Funds High Yield Fund	Fidelity Variable Insurance Products Contrafund Portfolio	T. Rowe Price Equity Series, Inc. Health Science Portfolio II
Invesco Variable Investment Funds Core Equity Fund	Fidelity Variable Insurance Products Mid-Cap Portfolio	T. Rowe Price Equity Series, Inc. Moderate Allocation Portfolio
Lazard Retirement Series, Inc. Retirement U.S. Small Cap Equity Portfolio	Fidelity Variable Insurance Products Investment Grade Bond Portfolio	Vanguard Variable Insurance Funds Mid-Cap Index Portfolio
LVIP American Century Variable Portfolios, Inc. VP Disciplined Core Value Fund	Fidelity Variable Insurance Products Government Money Market Fund	Vanguard Variable Insurance Funds Real Estate Index Portfolio
LVIP American Century Variable Portfolios, Inc. VP Value Fund	Janus Henderson Portfolio Overseas Portfolio	Vanguard Variable Insurance Funds Total Bond Market Index Portfolio
The Alger Funds Large Cap Growth Portfolio	Lord Abbett Series Fund, Inc. Bond-Debenture Portfolio	Vanguard Variable Insurance Funds Total Stock Market Index Portfolio
The Alger Funds Mid Cap Growth Portfolio	Lord Abbett Series Fund, Inc. Growth & Income Portfolio	Vanguard Variable Insurance Funds Capital Growth Portfolio
The Alger Funds Capital Appreciation Portfolio	Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio

The financial highlights for each of the years or periods ended on or prior to December 31, 2021, were audited by other independent registered public accountants whose report, dated April 28, 2022, expressed an unqualified opinion on those financial highlights.

1

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on the subaccounts' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the subaccounts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2024, by correspondence with the custodians. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Des Moines, Iowa
April 28, 2025

We have served as the Account’s auditor since 2022.

2

Athene Variable Annuity Account A
Statements of Net Assets
December 31, 2024

					Lazard
	BNY Mellon		Invesco Variable		Retirement
	Investment Portfolios		Investment Funds		Series, Inc.
					Retirement
		Small Cap			U.S. Small
	Stock	Stock Index	High Yield	Core Equity	Cap Equity
	Index Fund	Portfolio	Fund	Fund	Portfolio

Assets
Investments in shares of mutual funds, at fair value	$230,255	$2,748	$17,637	$433,901	$304,324
Total Assets	$230,255	$2,748	$17,637	$433,901	$304,324

Net assets in the accumulation period	$230,255	$2,748	$17,637	$433,901	$304,324
Net assets	$230,255	$2,748	$17,637	$433,901	$304,324

Accumulation unit value low	$41.800	$37.290	$20.490	$34.590	$28.960
Accumulation unit value high	$52.260	$39.170	$23.300	$37.560	$54.870

Accumulation units outstanding	9,141	141	1,977	21,785	11,147

Shares of mutual funds owned	2,887	142	3,697	12,906	21,046

Investments, at cost	$146,872	$2,404	$19,203	$387,235	$309,282
(Continued)
The accompanying notes are an integral part of these financial statements.

3

Athene Variable Annuity Account A
Statements of Net Assets
December 31, 2024

	LVIP American Century		The Alger
	Variable Portfolios, Inc.		Funds
	VP Disciplined		Large Cap	Mid Cap	Capital
	Core Value	VP Value	Growth	Growth	Appreciation
	Fund	Fund	Portfolio	Portfolio	Portfolio

Assets
Investments in shares of mutual funds, at fair value	$29,994	$484,806	$82,941	$373,297	$476,326
Total Assets	$29,994	$484,806	$82,941	$373,297	$476,326

Net assets in the accumulation period	$29,994	$484,806	$82,941	$373,297	$476,326
Net assets	$29,994	$484,806	$82,941	$373,297	$476,326

Accumulation unit value low	$28.970	$32.430	$37.880	$35.370	$59.820
Accumulation unit value high	$35.440	$54.690	$55.960	$37.440	$96.920

Accumulation units outstanding	2,098	17,431	2,707	17,899	15,816

Shares of mutual funds owned	3,500	39,641	930	18,299	4,111

Investments, at cost	$31,081	$441,447	$59,156	$386,513	$328,882
(Continued)

The accompanying notes are an integral part of these financial statements.

4

Athene Variable Annuity Account A
Statements of Net Assets
December 31, 2024

	Fidelity Variable Insurance Products
						Government
					Investment	Money
	Overseas	Growth	Contrafund	Mid-Cap	Grade Bond	Market
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Fund

Assets
Investments in shares of mutual funds, at fair value	$317,211	$50,952	$358,331	$68,399	$243,019	$882,091
Total Assets	$317,211	$50,952	$358,331	$68,399	$243,019	$882,091

Net assets in the accumulation period	$317,211	$50,952	$358,331	$68,399	$243,019	$882,091
Net assets	$317,211	$50,952	$358,331	$68,399	$243,019	$882,091

Accumulation unit value low	$16.860	$43.780	$58.610	$42.450	$12.860	$9.330
Accumulation unit value high	$22.120	$67.660	$65.160	$44.660	$14.820	$10.770

Accumulation units outstanding	36,842	2,250	13,474	3,340	31,106	126,092

Shares of mutual funds owned	12,613	549	6,456	1,821	22,133	882,092

Investments, at cost	$287,986	$43,581	$284,357	$66,158	$277,295	$882,456
(Continued)

The accompanying notes are an integral part of these financial statements.

5

Athene Variable Annuity Account A
Statements of Net Assets
December 31, 2024

	Janus
	Henderson	Lord Abbett
	Portfolio	Series Fund, Inc.

		Bond-	Growth &	Mid Cap
	Overseas	Debenture	Income	Stock
	Portfolio	Portfolio	Portfolio	Portfolio

Assets
Investments in shares of mutual funds, at fair value	$13,928	$1,748	$270,431	$3,093
Total Assets	$13,928	$1,748	$270,431	$3,093

Net assets in the accumulation period	$13,928	$1,748	$270,431	$3,093
Net assets	$13,928	$1,748	$270,431	$3,093

Accumulation unit value low	$28.940	$19.560	$29.090	$26.070
Accumulation unit value high	$47.410	$20.550	$32.290	$27.390

Accumulation units outstanding	1,007	462	18,395	320

Shares of mutual funds owned	317	168	6,774	117

Investments, at cost	$10,577	$1,961	$230,560	$2,751
(Continued)

The accompanying notes are an integral part of these financial statements.

6

Athene Variable Annuity Account A
Statements of Net Assets
December 31, 2024

	T. Rowe Price Equity Series, Inc.

	Blue Chip	Equity	Health	Moderate
	Growth	Income	Science	Allocation
	Portfolio	Portfolio II	Portfolio II	Portfolio

Assets
Investments in shares of mutual funds, at fair value	$335,947	$6,033	$5,113	$58,078
Total Assets	$335,947	$6,033	$5,113	$58,078

Net assets in the accumulation period	$335,947	$6,033	$5,113	$58,078
Net assets	$335,947	$6,033	$5,113	$58,078

Accumulation unit value low	$66.960	$28.220	$72.330	$25.070
Accumulation unit value high	$70.500	$29.640	$75.980	$27.420

Accumulation units outstanding	11,155	472	8,912	4,377

Shares of mutual funds owned	5,591	214	108	2,773

Investments, at cost	$209,394	$5,384	$3,711	$54,826
(Continued)

The accompanying notes are an integral part of these financial statements.

7

Athene Variable Annuity Account A
Statements of Net Assets
December 31, 2024

	Vanguard Variable Insurance Funds
			Total Bond	Total Stock
	Mid-Cap	Real Estate	Market	Market	Capital
	Index	Index	Index	Index	Growth
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Assets
Investments in shares of mutual funds, at fair value	$8,546	$4,126	$1	$14,031	$4
Total Assets	$8,546	$4,126	$1	$14,031	$4

Net assets in the accumulation period	$8,546	$4,126	$1	$14,031	$4
Net assets	$8,546	$4,126	$1	$14,031	$4

Accumulation unit value low	$41.060	$24.240	$11.430	$47.050	$60.540
Accumulation unit value high	$43.130	$25.460	$12.010	$49.430	$63.590

Accumulation units outstanding	398	403	154	679	—

Shares of mutual funds owned	318	352	—	250	—

Investments, at cost	$6,416	$4,121	$2	$8,822	$3
(Concluded)
The accompanying notes are an integral part of these financial statements.

8

Athene Variable Annuity Account A
Statements of Operations
Year Ended December 31, 2024

					Lazard
	BNY Mellon Investments		Invesco Variable		Retirement
	Investment Portfolios		Investment Funds		Series, Inc.
					Retirement
		Small Cap			U.S. Small
	Stock	Stock Index	High Yield	Core Equity	Cap Equity
	Index Fund	Portfolio	Fund	Fund	Portfolio

Income
Dividends	$2,468	$30	$984	$2,855	$—
Expenses
Mortality and expense and administration charges	2,695	48	271	5,078	3,661
Net investment income (loss)	(227)	(18)	713	(2,223)	(3,661)

Realized gain (loss) on investments
Net realized gain (loss) on sale of fund shares	5,531	11	(31)	1,269	(2,403)
Capital gain distributions	13,013	58	—	34,282	10,534
Net realized gain (loss) on investments	18,544	69	(31)	35,551	8,131

Net change in unrealized appreciation
(depreciation) on investments	24,533	106	315	51,209	21,873
Net increase (decrease) in net assets
resulting from operations	$42,850	$157	$997	$84,537	$26,343
(Continued)

The accompanying notes are an integral part of these financial statements.

9

Athene Variable Annuity Account A
Statements of Operations
Year Ended December 31, 2024

	LVIP American Century		The Alger
	Variable Portfolios, Inc.		Funds
	VP Disciplined		Large Cap	Mid Cap	Capital
	Core Value	VP Value	Growth	Growth	Appreciation
	Fund	Fund	Portfolio	Portfolio	Portfolio

Income
Dividends	$391	$13,572	$—	$—	$—
Expenses
Mortality and expense and administration charges	455	5,861	902	4,429	5,482
Net investment income (loss)	(64)	7,711	(902)	(4,429)	(5,482)

Realized gain (loss) on investments
Net realized gain (loss) on sale of fund shares	(247)	6,051	263	4,875	23,254
Capital gain distributions	—	25,893	—	—	—
Net realized gain (loss) on investments	(247)	31,944	263	4,875	23,254

Net change in unrealized appreciation
(depreciation) on investments	3,509	(4,362)	24,797	62,521	146,985
Net increase (decrease) in net assets
resulting from operations	$3,198	$35,293	$24,158	$62,967	$164,757
(Continued)

The accompanying notes are an integral part of these financial statements.

10

Athene Variable Annuity Account A
Statements of Operations
Year Ended December 31, 2024

	Fidelity Variable Insurance Products
						Government
					Investment	Money
	Overseas	Growth	Contrafund	Mid-Cap	Grade Bond	Market
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Fund

Income
Dividends	$4,591	$—	$108	$365	$8,360	$43,030
Expenses
Mortality and expense and administration charges	4,076	692	4,195	852	2,947	10,968
Net investment income (loss)	515	(692)	(4,087)	(487)	5,413	32,062

Realized gain (loss) on investments
Net realized gain (loss) on sale of fund shares	2,331	1,441	6,679	114	(482)	—
Capital gain distributions	15,148	10,975	41,612	8,468	—	—
Net realized gain (loss) on investments	17,479	12,416	48,291	8,582	(482)	—

Net change in unrealized appreciation
(depreciation) on investments	(7,983)	(180)	43,997	1,334	(3,247)	—
Net increase (decrease) in net assets
resulting from operations	$10,011	$11,544	$88,201	$9,429	$1,684	$32,062
(Continued)

The accompanying notes are an integral part of these financial statements.

11

Athene Variable Annuity Account A
Statements of Operations
Year Ended December 31, 2024

	Janus
	Henderson	Lord Abbett
	Portfolio	Series Fund, Inc.

		Bond-	Growth &	Mid Cap
	Overseas	Debenture	Income	Stock
	Portfolio	Portfolio	Portfolio	Portfolio

Income
Dividends	$197	$97	$2,266	$14
Expenses
Mortality and expense and administration charges	220	30	3,309	53
Net investment income (loss)	(23)	67	(1,043)	(39)

Realized gain (loss) on investments
Net realized gain (loss) on sale of fund shares	82	(6)	3,430	8
Capital gain distributions	—	—	19,678	317
Net realized gain (loss) on investments	82	(6)	23,108	325

Net change in unrealized appreciation
(depreciation) on investments	508	20	22,181	68
Net increase (decrease) in net assets
resulting from operations	$567	$81	$44,246	$354
(Continued)

The accompanying notes are an integral part of these financial statements.

12

Athene Variable Annuity Account A
Statements of Operations
Year Ended December 31, 2024

	T. Rowe Price Equity Series, Inc.

	Blue Chip	Equity	Health	Moderate
	Growth	Income	Science	Allocation
	Portfolio	Portfolio II	Portfolio II	Portfolio

Income
Dividends	$—	$97	$—	$1,313
Expenses
Mortality and expense and administration charges	3,888	104	99	766
Net investment income (loss)	(3,888)	(7)	(99)	547

Realized gain (loss) on investments
Net realized gain (loss) on sale of fund shares	1,656	48	74	194
Capital gain distributions	13,538	396	484	1,594
Net realized gain (loss) on investments	15,194	444	558	1,788

Net change in unrealized appreciation
(depreciation) on investments	73,527	85	(479)	2,288
Net increase (decrease) in net assets
resulting from operations	$84,833	$522	$(20)	$4,623
(Continued)

The accompanying notes are an integral part of these financial statements.

13

Athene Variable Annuity Account A
Statements of Operations
Year Ended December 31, 2024

	Vanguard Variable Insurance Funds
			Total Bond	Total Stock
	Mid-Cap	Real Estate	Market	Market	Capital
	Index	Index	Index	Index	Growth
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Income
Dividends	$112	$127	$—	$160	$—
Expenses
Mortality and expense and administration charges	161	82	—	262	—
Net investment income (loss)	(49)	45	—	(102)	—

Realized gain (loss) on investments
Net realized gain (loss) on sale of fund shares	70	(4)	—	136	—
Capital gain distributions	94	107	—	880	—
Net realized gain (loss) on investments	164	103	—	1,016	—

Net change in unrealized appreciation
(depreciation) on investments	858	(42)	—	1,547	—
Net increase (decrease) in net assets
resulting from operations	$973	$106	$—	$2,461	$—
(Concluded)

The accompanying notes are an integral part of these financial statements.

14

Athene Variable Annuity Account A
Statements of Changes in Net Assets
Years Ended December 31, 2024 and 2023

					Lazard
	BNY Mellon		Invesco Variable		Retirement
	Investment Portfolios		Investment Funds		Series, Inc.
					Retirement
		Small Cap			U.S. Small
	Stock	Stock Index	High Yield	Core Equity	Cap Equity
	Index Fund	Portfolio	Fund	Fund	Portfolio

Net assets at December 31, 2022	$156,150	$2,290	$18,979	$227,591	$239,558
Changes from 2023 operations
Net investment income (loss)	257	(16)	560	(1,343)	(3,127)
Net realized gain (loss) on investments	10,919	135	(551)	5,779	(3,218)
Net change in unrealized appreciation
(depreciation) on investments	26,421	188	1,363	45,561	27,517
Net increase (decrease) in net
assets resulting from operations	37,597	307	1,372	49,997	21,172
Contract transactions
Surrenders and death benefits	(1,119)	—	(4,036)	(644)	(8,964)
Contract maintenance charges	(46)	(3)	(11)	(46)	(41)
Other transfers between sub-accounts,
including fixed interest account	(4,751)	—	182	74,782	14,586
Net increase (decrease) in net assets
resulting from contract transactions	(5,916)	(3)	(3,865)	74,092	5,581
Total increase (decrease) in net assets	31,681	304	(2,493)	124,089	26,753
Net assets at December 31, 2023	$187,831	$2,594	$16,486	$351,680	$266,311
Changes from 2024 operations
Net investment income (loss)	(227)	(18)	713	(2,223)	(3,661)
Net realized gain (loss) on investments	18,544	69	(31)	35,551	8,131
Net change in unrealized appreciation (depreciation) on investments	24,533	106	315	51,209	21,873
Net increase (decrease) in net
assets resulting from operations	42,850	157	997	84,537	26,343
Contract transactions
Surrenders and death benefits	—	—	—	(800)	(3,545)
Contract maintenance charges	(20)	(3)	(11)	(31)	(36)
Other transfers between sub-accounts,
including fixed interest account	(406)	—	165	(1,485)	15,251
Net increase (decrease) in net assets
resulting from contract transactions	(426)	(3)	154	(2,316)	11,670
Total increase (decrease) in net assets	42,424	154	1,151	82,221	38,013
Net assets at December 31, 2024	$230,255	$2,748	$17,637	$433,901	$304,324
(Continued)
The accompanying notes are an integral part of these financial statements.

15

Athene Variable Annuity Account A
Statements of Changes in Net Assets
Years Ended December 31, 2024 and 2023

	LVIP American Century		The Alger
	Variable Portfolios, Inc.		Funds
	VP Disciplined		Large Cap	Mid Cap	Capital
	Core Value	VP Value	Growth	Growth	Appreciation
	Fund	Fund	Portfolio	Portfolio	Portfolio

Net assets at December 31, 2022	$30,131	$344,815	$17,333	$255,554	$299,800
Changes from 2023 operations
Net investment income (loss)	(5)	4,261	(271)	(3,560)	(4,404)
Net realized gain (loss) on investments	(1,080)	30,099	90	3,400	891
Net change in unrealized appreciation
(depreciation) on investments	2,902	(6,603)	5,974	55,520	123,794
Net increase (decrease) in net
assets resulting from operations	1,817	27,757	5,793	55,360	120,281
Contract transactions
Surrenders and death benefits	(4,017)	(5,002)	(1,069)	(924)	(849)
Contract maintenance charges	(39)	(38)	(8)	(19)	(38)
Other transfers between sub-accounts,
including fixed interest account	435	60,050	36,739	2,302	(38,280)
Net increase (decrease) in net assets
resulting from contract transactions	(3,621)	55,010	35,662	1,359	(39,167)
Total increase (decrease) in net assets	(1,804)	82,767	41,455	56,719	81,114
Net assets at December 31, 2023	$28,327	$427,582	$58,788	$312,273	$380,914
Changes from 2024 operations
Net investment income (loss)	(64)	7,711	(902)	(4,429)	(5,482)
Net realized gain (loss) on investments	(247)	31,944	263	4,875	23,254
Net change in unrealized appreciation (depreciation) on investments	3,509	(4,362)	24,797	62,521	146,985
Net increase (decrease) in net
assets resulting from operations	3,198	35,293	24,158	62,967	164,757
Contract transactions
Surrenders and death benefits	(1,389)	(2,266)	—	—	—
Contract maintenance charges	(38)	(38)	(6)	(17)	(31)
Other transfers between sub-accounts,
including fixed interest account	(104)	24,235	1	(1,926)	(69,314)
Net increase (decrease) in net assets
resulting from contract transactions	(1,531)	21,931	(5)	(1,943)	(69,345)
Total increase (decrease) in net assets	1,667	57,224	24,153	61,024	95,412
Net assets at December 31, 2024	$29,994	$484,806	$82,941	$373,297	$476,326
(Continued)

The accompanying notes are an integral part of these financial statements.

16

Athene Variable Annuity Account A
Statements of Changes in Net Assets
Years Ended December 31, 2024 and 2023

	Fidelity Variable Insurance Products
						Government
					Investment	Money
	Overseas	Growth	Contrafund	Mid-Cap	Grade Bond	Market
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Fund

Net assets at December 31, 2022	$285,203	$35,835	$299,420	$61,084	$181,895	$422,585
Changes from 2023 operations
Net investment income (loss)	(1,280)	(578)	(3,399)	(448)	2,891	15,863
Net realized gain (loss) on investments	19,920	4,519	45,763	1,990	(533)	—
Net change in unrealized appreciation
(depreciation) on investments	33,038	7,938	49,357	6,439	6,825	—
Net increase (decrease) in net
assets resulting from operations	51,678	11,879	91,721	7,981	9,183	15,863
Contract transactions
Surrenders and death benefits	(2,150)	(6,152)	(7,176)	(4,996)	(430)	(1,613)
Contract maintenance charges	(21)	(48)	(17)	(16)	(20)	(112)
Other transfers between sub-accounts,
including fixed interest account	(32,511)	(552)	(101,845)	(5,072)	21,424	405,119
Net increase (decrease) in net assets
resulting from contract transactions	(34,682)	(6,752)	(109,038)	(10,084)	20,974	403,394
Total increase (decrease) in net assets	16,996	5,127	(17,317)	(2,103)	30,157	419,257
Net assets at December 31, 2023	$302,199	$40,962	$282,103	$58,981	$212,052	$841,842
Changes from 2024 operations
Net investment income (loss)	515	(692)	(4,087)	(487)	5,413	32,062
Net realized gain (loss) on investments	17,479	12,416	48,291	8,582	(482)	—
Net change in unrealized appreciation (depreciation) on investments	(7,983)	(180)	43,997	1,334	(3,247)	—
Net increase (decrease) in net
assets resulting from operations	10,011	11,544	88,201	9,429	1,684	32,062
Contract transactions
Surrenders and death benefits	(559)	(1,513)	—	—	—	(4,879)
Contract maintenance charges	(17)	(46)	(9)	(10)	(12)	(74)
Other transfers between sub-accounts,
including fixed interest account	5,577	5	(11,964)	(1)	29,295	13,140
Net increase (decrease) in net assets
resulting from contract transactions	5,001	(1,554)	(11,973)	(11)	29,283	8,187
Total increase (decrease) in net assets	15,012	9,990	76,228	9,418	30,967	40,249
Net assets at December 31, 2024	$317,211	$50,952	$358,331	$68,399	$243,019	$882,091
(Continued)

The accompanying notes are an integral part of these financial statements.

17

Athene Variable Annuity Account A
Statements of Changes in Net Assets
Years Ended December 31, 2024 and 2023

	Janus
	Henderson	Lord Abbett
	Portfolio	Series Fund, Inc.

		Bond-	Growth &	Mid Cap
	Overseas	Debenture	Income	Stock
	Portfolio	Portfolio	Portfolio	Portfolio

Net assets at December 31, 2022	$19,802	$5,380	$209,139	$3,774
Changes from 2023 operations
Net investment income (loss)	(32)	28	(673)	(41)
Net realized gain (loss) on investments	2,406	(605)	5,789	266
Net change in unrealized appreciation
(depreciation) on investments	(808)	689	19,276	121
Net increase (decrease) in net
assets resulting from operations	1,566	112	24,392	346
Contract transactions
Surrenders and death benefits	(7,606)	(4,012)	(9,962)	(1,347)
Contract maintenance charges	(41)	(4)	(33)	(7)
Other transfers between sub-accounts,
including fixed interest account	(327)	195	5,748	(19)
Net increase (decrease) in net assets
resulting from contract transactions	(7,974)	(3,821)	(4,247)	(1,373)
Total increase (decrease) in net assets	(6,408)	(3,709)	20,145	(1,027)
Net assets at December 31, 2023	$13,394	$1,671	$229,284	$2,747
Changes from 2024 operations
Net investment income (loss)	(23)	67	(1,043)	(39)
Net realized gain (loss) on investments	82	(6)	23,108	325
Net change in unrealized appreciation (depreciation) on investments	508	20	22,181	68
Net increase (decrease) in net
assets resulting from operations	567	81	44,246	354
Contract transactions
Surrenders and death benefits	—	—	(746)	—
Contract maintenance charges	(32)	(4)	(19)	(7)
Other transfers between sub-accounts,
including fixed interest account	(1)	—	(2,334)	(1)
Net increase (decrease) in net assets
resulting from contract transactions	(33)	(4)	(3,099)	(8)
Total increase (decrease) in net assets	534	77	41,147	346
Net assets at December 31, 2024	$13,928	$1,748	$270,431	$3,093
(Continued)
The accompanying notes are an integral part of these financial statements.

18

Athene Variable Annuity Account A
Statements of Changes in Net Assets
Years Ended December 31, 2024 and 2023

	T. Rowe Price Equity Series, Inc.

	Blue Chip	Equity	Health	Moderate
	Growth	Income	Science	Allocation
	Portfolio	Portfolio II	Portfolio II	Portfolio

Net assets at December 31, 2022	$227,416	$5,146	$5,118	$47,417
Changes from 2023 operations
Net investment income (loss)	(3,670)	8	(91)	496
Net realized gain (loss) on investments	68,472	260	256	301
Net change in unrealized appreciation
(depreciation) on investments	41,666	114	(123)	5,729
Net increase (decrease) in net
assets resulting from operations	106,468	382	42	6,526
Contract transactions
Surrenders and death benefits	—	—	—	—
Contract maintenance charges	(37)	(7)	(6)	(28)
Other transfers between sub-accounts,
including fixed interest account	(82,682)	(1)	4	(174)
Net increase (decrease) in net assets
resulting from contract transactions	(82,719)	(8)	(2)	(202)
Total increase (decrease) in net assets	23,749	374	40	6,324
Net assets at December 31, 2023	$251,165	$5,520	$5,158	$53,741
Changes from 2024 operations
Net investment income (loss)	(3,888)	(7)	(99)	547
Net realized gain (loss) on investments	15,194	444	558	1,788
Net change in unrealized appreciation (depreciation) on investments	73,527	85	(479)	2,288
Net increase (decrease) in net
assets resulting from operations	84,833	522	(20)	4,623
Contract transactions
Surrenders and death benefits	—	—	—	—
Contract maintenance charges	(43)	(7)	(6)	(22)
Other transfers between sub-accounts,
including fixed interest account	(8)	(2)	(19)	(264)
Net increase (decrease) in net assets
resulting from contract transactions	(51)	(9)	(25)	(286)
Total increase (decrease) in net assets	84,782	513	(45)	4,337
Net assets at December 31, 2024	$335,947	$6,033	$5,113	$58,078
(Continued)

The accompanying notes are an integral part of these financial statements.

19

Athene Variable Annuity Account A
Statements of Changes in Net Assets
Years Ended December 31, 2024 and 2023

	Vanguard Variable Insurance Funds
			Total Bond	Total Stock
	Mid-Cap	Real Estate	Market	Market	Capital
	Index	Index	Index	Index	Growth
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Net assets at December 31, 2022	$6,711	$4,944	$1,245	$11,978	$3
Changes from 2023 operations
Net investment income (loss)	(37)	40	23	(72)	—
Net realized gain (loss) on investments	172	79	(225)	1,057	—
Net change in unrealized appreciation
(depreciation) on investments	776	238	227	1,421	1
Net increase (decrease) in net
assets resulting from operations	911	357	25	2,406	1
Contract transactions
Surrenders and death benefits	—	(1,348)	(1,331)	(2,704)	—
Contract maintenance charges	(25)	(6)	—	(22)	—
Other transfers between sub-accounts,
including fixed interest account	—	77	62	(70)	—
Net increase (decrease) in net assets
resulting from contract transactions	(25)	(1,277)	(1,269)	(2,796)	—
Total increase (decrease) in net assets	886	(920)	(1,244)	(390)	1
Net assets at December 31, 2023	$7,597	$4,024	$1	$11,588	$4
Changes from 2024 operations
Net investment income (loss)	(49)	45	—	(102)	—
Net realized gain (loss) on investments	164	103	—	1,016	—
Net change in unrealized appreciation (depreciation) on investments	858	(42)	—	1,547	—
Net increase (decrease) in net
assets resulting from operations	973	106	—	2,461	—
Contract transactions
Surrenders and death benefits	—	—	—	—	—
Contract maintenance charges	(24)	(5)	—	(23)	—
Other transfers between sub-accounts,
including fixed interest account	—	1	—	5	—
Net increase (decrease) in net assets
resulting from contract transactions	(24)	(4)	—	(18)	—
Total increase (decrease) in net assets	949	102	—	2,443	—
Net assets at December 31, 2024	$8,546	$4,126	$1	$14,031	$4
(Concluded)

The accompanying notes are an integral part of these financial statements.

20

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024

1.    Organization
Athene Variable Annuity Account A (the Separate Account), is a segregated investment account of Athene Annuity & Life Assurance Company (the Company). The Separate Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust that follows investment company accounting guidance in accordance with accounting principles accepted in the United States of America. The Separate Account is a funding vehicle for individual variable annuity contracts issued by the Company.
On October 11, 2024, Athene Annuity & Life Assurance Company (AADE) merged with and into Athene Annuity and Life Company (AAIA), with AAIA as the surviving entity following the receipt of all required regulatory approvals.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and segregated from the Company’s other assets and liabilities. The portion of the Separate Account’s assets applicable to the variable annuity contracts cannot be used to fulfill any other obligations arising from any other business the Company may conduct.
The Separate Account includes two investment products: a variable annuity and an annuity with both fixed and variable portions (VA 2+2). Neither of these products are being actively marketed by the Company. The significant features of these products include flexible premium payments, death benefits and tax deferred investment options to potentially maximize the value of the contract.
Investments
The deposits of the Separate Account are invested at the direction of the contract holders in the sub-accounts that comprise the Separate Account (the Subaccounts). The fixed account offers minimum interest rates that are guaranteed by the General Account of the Company. The sub-accounts of the Separate Account (which does not include the allocation to the Fixed Account) invest in the following underlying mutual fund portfolios (collectively, the Funds):

Subaccount	Mutual Fund
BNY Mellon Investment Portfolios	BNY Mellon Investment Portfolios
Stock Index Fund	Stock Index Fund
Small Cap Stock Index Portfolio	Small Cap Stock Index Portfolio
Invesco Variable Investment Funds	Invesco Variable Investment Funds
High Yield Fund	High Yield Fund
Core Equity Fund	Core Equity Fund
Lazard Retirement Series, Inc.	Lazard Retirement Series, Inc.
Retirement U.S. Small Cap Equity Portfolio	Retirement U.S. Small Cap Equity Portfolio
*LVIP American Century Variable Portfolios, Inc.	*LVIP American Century Variable Portfolios, Inc.
VP Disciplined Core Value Fund	VP Disciplined Core Value Fund
VP Value Fund	VP Value Fund
The Alger Funds	The Alger Funds
Large Cap Growth Portfolio	Large Cap Growth Portfolio
Mid Cap Growth Portfolio	Mid Cap Growth Portfolio
Capital Appreciation Portfolio	Capital Appreciation Portfolio
(Continued)
21

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024

Subaccount	Mutual Fund
Fidelity Variable Insurance Products	Fidelity Variable Insurance Products
Overseas Portfolio	Overseas Portfolio
Growth Portfolio	Growth Portfolio
Contrafund Portfolio	Contrafund Portfolio
Mid-Cap Portfolio	Mid-Cap Portfolio
Investment Grade Bond Portfolio	Investment Grade Bond Portfolio
Government Money Market Fund	Government Money Market Fund
Janus Henderson Portfolio	Janus Henderson Portfolio
Overseas Portfolio	Overseas Portfolio
Lord Abbett Series Fund, Inc.	Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio	Bond-Debenture Portfolio
Growth & Income Portfolio	Growth & Income Portfolio
Mid Cap Stock Portfolio	Mid Cap Stock Portfolio
T. Rowe Price Equity Series, Inc.	T. Rowe Price Equity Series, Inc.
Blue Chip Growth Portfolio	Blue Chip Growth Portfolio
Equity Income Portfolio II	Equity Income Portfolio II
Health Science Portfolio II	Health Science Portfolio II
Moderate Allocation Portfolio	Moderate Allocation Portfolio
Vanguard Variable Insurance Funds	Vanguard Variable Insurance Funds
Mid-Cap Index Portfolio	Mid-Cap Index Portfolio
Real Estate Index Portfolio	Real Estate Index Portfolio
Total Bond Market Index Portfolio	Total Bond Market Index Portfolio
Total Stock Market Index Portfolio	Total Stock Market Index Portfolio
Capital Growth Portfolio	Capital Growth Portfolio
(Concluded)
*The fund name changed in 2024. The fund was formerly known as American Century Variable Portfolios, Inc.

Adopted Accounting Pronouncements
Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures (ASU 2023-07)
The amendments in the update require disclosure of incremental segment information on an annual and interim basis for all public entities to provide analyses useful to investors for decision making. The update requires public entities, including those with a single reportable segment, to report significant segment expenses that are regularly provided to and used by the chief operating decision maker in managing the business.

The company adopted this update effective December 31, 2024 and updated disclosure are included below in - Summary of Significant Accounting Policies.
2.    Summary Of Significant Accounting Policies
Basis of Accounting
Financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America for variable annuity separate accounts registered as unit investment trusts.

22

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from the estimates used in preparing the financial statements. The primary estimates included in the accompanying financial statements are the assumptions and judgments utilized in determining the fair value of investments.
Investment Valuation
Investments in mutual fund shares are carried in the statements of net assets at fair value based on the net asset value (NAV) of the underlying mutual funds, which value their investment securities at fair value. Investment transactions are accounted for on a trade-date basis, and the cost of investments sold is determined by the first-in, first-out method.
In valuing securities, the Company uses a fair value hierarchy that prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels:
Level 1    Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.
Level 2    Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves.
Level 3    Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.
All assets held by the Separate Account are classified in Level 2. There were no transfers between levels in 2024.
Dividends
Dividends paid to the Separate Account are automatically reinvested in shares of the same funds on the payable date.

Accumulation Unit Value
Accumulation unit value is calculated at close on trading days based on the contract owner's proportion of the fund NAV over the number of units outstanding for the respective fund.

Federal Income Taxes
The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from the Company. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy. In the event of changes in the tax law, a charge may be made in future years for any federal income taxes that would be attributable to the contracts.

23

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024
Segment Reporting
Each Subaccount of the Separate Account constitutes a single operating segment and therefore, a single reportable segment. The chief operating decision maker (CODM) oversees the activities of the Separate Account using information of each Subaccount. The Separate Account is engaged in a single line of business as a registered unit investment trust. The Separate Account is a funding vehicle for individual variable annuity contracts with the assets owned by the Company to support the liabilities of the applicable insurance contracts. The President of the Company is the CODM.
The CODM uses increase (decrease) in net assets from operations as their performance measure in order to make operations decisions while monitoring the net assets of each of the funds within the Separate Account. The accounting policies used to measure profit and loss of the segments are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statements of Net Assets as net assets. Refer to the Statements of Operations and Changes in Net Assets and related notes for each Subaccount’s operating segment significant expenses. All assets and revenue are generated in the US and there is no customer greater than 10% of consolidated results for all periods presented.
3.    Fund Charges
The Separate Account pays the Company certain amounts relating to the distribution and administration of the policies funded by the Separate Account and as reimbursement for certain mortality and other risks assumed by the Company.
Mortality and Expense and Administration Charges
The Company charges a fee against the contract holder for mortality and expense risks it assumes equivalent to an annual rate of 1.25% and 1.75% of the average daily value of each contract for variable annuity and VA 2+2 policies, respectively. Both products also offer the option of an additional death benefit. If this option is selected, the Company charges a total fee equivalent to an annual rate of 1.45% and 2.00% of the average daily value of the contract for variable annuity and VA 2+2 policies, respectively. In addition, the Company receives a fund facilitation fee from the contract holder equivalent to 0.20% of the average daily value of the contract on investments in the Vanguard Variable Insurance Fund. Mortality and Expense and Administration Charges are recognized as a reduction in accumulation unit values through a reduction in net investment income (loss).
Contract Maintenance Charges
The Separate Account deducts an administrative fee of $35 per year for each contract, except for certain contracts based on a minimum account value. The contract maintenance charge is recognized as a redemption of units and is included in the contract maintenance charges line item of the Statements of Changes in Net Assets.
Other Charges
For variable annuity policies, transfers in excess of twelve during the accumulation phase, and in excess of four during the income phase, during a one-year period result in a $25 transfer fee assessment against the contract holder. For VA 2+2 policies, transfers in excess of 20 during the accumulation phase, and in excess of four during the income phase, during a one-year period result in a $25 transfer fee assessment against the contract. When applicable, an amount for state premium taxes is deducted as provided by pertinent state law, either from purchase payments or from the amount applied to affect an annuity at the time annuity payments commence. These charges are recognized as a redemption of units and are included in the Statements of Changes in Net Assets line item other transfers between sub-accounts, including fixed interest account.

24

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024
4.    Purchases and Sales of Securities
The cost of investments purchased and proceeds from investments sold were as follows for the year ended December 31, 2024:

	Cost of	Proceeds
	Purchases	From Sales

BNY Mellon Investment Portfolios
Stock Index Fund	$20,706	$8,347
Small Cap Stock Index Portfolio	88	50
Invesco Variable Investment Funds
High Yield Fund	1,206	339
Core Equity Fund	37,699	7,957
Lazard Retirement Series, Inc.
Retirement U.S. Small Cap Equity Portfolio	30,123	11,580
LVIP American Century Variable Portfolios, Inc.
VP Disciplined Core Value Fund	555	2,151
VP Value Fund	69,646	14,111
The Alger Funds
Large Cap Growth Portfolio	—	907
Mid Cap Growth Portfolio	19,088	25,461
Capital Appreciation Portfolio	6,936	81,762
Fidelity Variable Insurance Products
Overseas Portfolio	27,634	6,971
Growth Portfolio	10,975	2,246
Contrafund Portfolio	43,301	17,749
Mid-Cap Portfolio	8,833	864
Investment Grade Bond Portfolio	37,649	2,954
Government Money Market Portfolio	56,206	15,957
Janus Henderson Portfolio
Overseas Portfolio	197	254
Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio	97	34
Growth & Income Portfolio	28,290	12,754
Mid Cap Stock Portfolio	331	60
T. Rowe Price Equity Series, Inc.
Blue Chip Growth Portfolio	13,538	3,939
Equity Income Portfolio II	493	113
Health Sciences Portfolio II	484	103
Moderate Allocation Portfolio	2,956	1,101
Vanguard Variable Insurance Funds
Mid-Cap Index Portfolio	206	185
Real Estate Index Portfolio	235	86
Total Bond Market Index Portfolio	—	—
Total Stock Market Index Portfolio	1,040	280
Capital Growth Portfolio	—	—
25

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024
5.    Summary of Unit Transactions
Transactions in units for the years ended December 31, 2024 and 2023 were as follows:

	Years Ended December 31,
	2024	2023
	Units	Units

BNY Mellon Investment Portfolios Stock Index Fund
Contract purchases	—	—
Redemptions and transfers to/from	(18)	(149)
BNY Mellon Investment Portfolios Small Cap Stock Index Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	—
Invesco Variable Investment Funds High Yield Fund
Contract purchases	—	—
Redemptions and transfers to/from	7	(211)
Invesco Variable Investment Funds Core Equity Fund
Contract purchases	—	—
Redemptions and transfers to/from	(64)	2,570
Lazard Retirement Series, Inc. Retirement U.S. Small Cap
Equity Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	221	120
American Century Variable Portfolios, Inc. VP Disciplined
Core Value Fund
Contract purchases	—	—
Redemptions and transfers to/from	(45)	(133)
LVIP American Century Variable Portfolios, Inc. VP Value Fund
Contract purchases	—	—
Redemptions and transfers to/from	412	1,073
The Alger Funds Large Cap Growth Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	1,280
The Alger Funds Mid Cap Growth Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(1)	45
		(Continued)

26

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024

	Years Ended December 31,
	2024	2023
	Units	Units

The Alger Funds Capital Appreciation Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(1,287)	(998)
Fidelity Variable Insurance Products Overseas Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	252	(2,128)
Fidelity Variable Insurance Products Growth Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(34)	(197)
Fidelity Variable Insurance Products Contrafund Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(206)	(2,256)
Fidelity Variable Insurance Products Mid-Cap Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	(271)
Fidelity Variable Insurance Products Investment Grade Bond
Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	2,017	1,443
Fidelity Variable Insurance Products Government Money
Market Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	789	38,923
Janus Henderson Portfolio Overseas Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(1)	(225)
Lord Abbett Series Fund, Inc. Bond-Debenture Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	(212)
		(Continued)
27

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024

	Years Ended December 31,
	2024	2023
	Units	Units

Lord Abbett Series Fund, Inc. Growth & Income Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(81)	(175)
Lord Abbett Series Fund Mid Cap Stock Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	(66)
T. Rowe Price Equity Series, Inc. Blue Chip Growth Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(1)	(1,596)
T. Rowe Price Equity Series, Inc. Equity Income Portfolio II
Contract purchases	—	—
Redemptions and transfers to/from	—	—
T. Rowe Price Equity Series, Inc. Health Sciences Portfolio II
Contract purchases	—	—
Redemptions and transfers to/from	—	—
T. Rowe Price Equity Series, Inc. Moderate Allocation Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(11)	(9)
Vanguard Variable Insurance Funds Mid-Cap Index Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	(1)	(1)
Vanguard Variable Insurance Funds Real Estate Index Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	(59)
Vanguard Variable Insurance Funds Total Bond Market Index
Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	(111)
Vanguard Variable Insurance Funds Total Stock Market Index
Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	(82)
Vanguard Variable Insurance Funds Capital Growth Portfolio
Contract purchases	—	—
Redemptions and transfers to/from	—	—
		(Concluded)
28

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024
6.    Financial Highlights
The Company sells two different products which have unique combinations of features and fees that are charged against the contract holder’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns. This information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and the highest contract expense rate. Below is a summary of units outstanding, unit values and net assets at December 31, 2024, 2023, 2022, 2021 and 2020, and the ratios of investment income, expenses to average net assets, and total return for the years then ended:

					Investment
		Unit Value		Net	Income	Expense Ratio (2)		Total Return (3)
	Units	Low to High		Assets	Ratio (1)	Low to High		Low to High

BNY Mellon Investment Portfolios
Stock Index Fund
2024	9,141	$41.80	$52.26	$230,255	1.17%	1.25%	2.00%	22.17%	23.10%
2023	9,159	34.02	42.41	187,831	1.45	1.25	2.00	23.92	24.85
2022	9,308	27.30	34.14	156,150	0.98	1.25	2.00	(20.24)	(19.64)
2021	4,735	34.05	42.69	200,408	1.13	1.25	2.00	25.87	26.82
2020	5,231	26.90	33.83	174,589	1.60	1.25	2.00	15.67	16.54
Small Cap Stock Index Portfolio
2024	141	37.29	39.17	2,748	1.12	1.25	2.00	5.80	6.07
2023	141	35.24	36.93	2,594	0.53	1.25	2.00	13.11	13.39
2022	141	31.16	32.57	2,290	0.92	1.25	2.00	(18.30)	(18.09)
2021	70	38.14	39.76	2,799	0.65	1.25	2.00	23.65	23.96
2020	122	30.84	32.08	3,838	1.03	1.25	2.00	8.44	8.71
Invesco Variable Investment Funds
High Yield Fund
2024	1,977	20.49	23.30	17,637	5.78	1.25	2.00	5.58	6.38
2023	1,970	19.41	21.90	16,486	8.55	1.25	2.00	8.00	8.81
2022	2,181	17.97	20.13	18,979	4.31	1.25	2.00	(11.34)	(10.68)
2021	1,181	20.27	22.53	25,210	4.74	1.25	2.00	2.32	3.09
2020	1,172	19.81	21.86	24,307	6.03	1.25	2.00	1.27	2.03
Core Equity Fund
2024	21,785	34.59	37.56	433,901	0.71	1.25	2.00	23.10	24.04
2023	21,849	27.94	30.43	351,680	0.73	1.25	2.00	20.93	21.84
2022	19,279	22.98	25.10	227,591	0.93	1.25	2.00	(22.12)	(21.53)
2021	9,705	29.34	32.15	294,038	0.67	1.25	2.00	25.21	26.15
2020	9,921	23.31	25.62	238,337	1.40	1.25	2.00	11.59	12.43
Lazard Retirement Series, Inc.
Retirement U.S. Small Cap Equity Portfolio
2024	11,147	28.96	54.87	304,324	—	1.25	2.00	8.90	9.72
2023	10,926	26.59	50.01	266,311	—	1.25	2.00	7.85	8.66
2022	10,806	24.66	46.02	239,558	—	1.25	2.00	(17.19)	(16.56)
2021	5,569	29.77	55.16	305,455	0.05	1.25	2.00	17.50	18.38
2020	5,608	25.34	46.59	259,805	0.19	1.25	2.00	4.64	5.43
								(Continued)
29

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024

					Investment
		Unit Value		Net	Income	Expense Ratio (2)		Total Return (3)
	Units	Low to High		Assets	Ratio (1)	Low to High		Low to High

LVIP American Century Variable Portfolios, Inc.
VP Disciplined Core Value Fund
2024	2,098	$28.97	$35.44	$29,994	1.31%	1.25%	2.00%	10.90%	11.74%
2023	2,143	25.98	31.72	28,327	2.54	1.25	2.00	6.51	7.31
2022	2,276	24.26	29.56	30,131	1.72	1.25	2.00	(14.46)	(13.82)
2021	1,224	28.20	34.30	40,664	1.07	1.25	2.00	21.20	22.12
2020	1,398	23.14	28.09	38,033	1.94	1.25	2.00	9.59	10.42
VP Value Fund
2024	17,431	32.43	54.69	484,806	2.96	1.25	2.00	7.31	8.12
2023	17,019	30.22	50.58	427,582	2.51	1.25	2.00	6.86	7.66
2022	15,946	28.28	46.98	344,815	2.13	1.25	2.00	(1.37)	(0.63)
2021	8,430	28.67	47.28	388,985	1.74	1.25	2.00	22.05	22.96
2020	8,815	23.49	38.45	329,488	2.35	1.25	2.00	(1.03)	(0.28)
The Alger Funds
Large Cap Growth Portfolio
2024	2,707	37.88	55.96	82,941	—	1.25	2.00	40.04	41.10
2023	2,707	26.90	39.86	58,788	—	1.25	2.00	30.05	31.03
2022	1,427	20.57	30.57	17,333	—	1.25	2.00	(39.87)	(39.42)
2021	805	34.03	50.71	28,620	—	1.25	2.00	9.63	10.45
2020	805	30.87	46.14	25,920	0.19	1.25	2.00	63.72	64.95
Mid Cap Growth Portfolio
2024	17,899	35.37	37.44	373,297	—	1.25	2.00	18.65	19.55
2023	17,900	29.88	31.30	312,273	—	1.25	2.00	20.74	21.65
2022	17,855	24.61	25.86	255,554	—	1.25	2.00	(37.34)	(36.87)
2021	8,104	39.06	41.17	330,439	—	1.25	2.00	2.14	2.91
2020	7,818	38.03	40.21	309,726	—	1.25	2.00	61.36	62.58
Capital Appreciation Portfolio
2024	15,816	59.82	96.92	476,326	—	1.25	2.00	45.18	46.28
2023	17,103	40.98	66.59	380,914	—	1.25	2.00	40.31	41.36
2022	18,101	29.05	47.34	299,800	—	1.25	2.00	(37.78)	(37.31)
2021	8,415	46.43	75.90	407,884	—	1.25	2.00	16.77	17.65
2020	8,568	39.54	64.84	352,986	—	1.25	2.00	38.94	39.99
Fidelity Variable Insurance Products
Overseas Portfolio
2024	36,842	16.86	22.12	317,211	1.42	1.25	2.00	2.71	3.49
2023	36,590	16.33	21.48	302,199	0.83	1.25	2.00	17.85	18.73
2022	38,718	13.78	18.18	285,203	0.87	1.25	2.00	(26.17)	(25.62)
2021	19,096	18.56	24.57	370,412	0.33	1.25	2.00	17.03	17.91
2020	19,888	15.77	20.94	327,185	0.23	1.25	2.00	13.04	13.90
Growth Portfolio
2024	2,250	43.78	67.66	50,952	—	1.25	2.00	27.48	28.45
2023	2,284	34.15	52.94	40,962	—	1.25	2.00	33.21	34.21
2022	2,481	25.50	39.64	35,835	0.35	1.25	2.00	(26.13)	(25.58)
2021	1,343	34.33	53.54	51,124	—	1.25	2.00	20.47	21.38
2020	1,536	28.34	44.33	48,124	0.04	1.25	2.00	40.70	41.76
Contrafund Portfolio
2024	13,474	58.61	65.16	358,331	0.03	1.25	2.00	30.79	31.78
2023	13,680	44.82	49.45	282,103	0.26	1.25	2.00	30.49	31.47
2022	15,936	34.34	37.61	299,420	0.27	1.25	2.00	(27.94)	(27.40)
2021	8,066	47.66	51.81	417,870	0.03	1.25	2.00	24.99	25.93
2020	8,117	38.13	41.14	333,902	0.08	1.25	2.00	27.65	28.61
								(Continued)
30

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024

					Investment
		Unit Value		Net	Income	Expense Ratio (2)		Total Return (3)
	Units	Low to High		Assets	Ratio (1)	Low to High		Low to High

Mid-Cap Portfolio
2024	3,340	$42.45	$44.66	$68,399	0.56%	1.25%	2.00%	15.15%	16.02%
2023	3,340	37.09	38.63	58,981	0.56	1.25	2.00	12.80	13.65
2022	3,611	32.70	34.16	61,084	0.51	1.25	2.00	(16.43)	(15.80)
2021	1,807	38.92	40.78	72,678	0.59	1.25	2.00	23.12	24.04
2020	2,090	31.44	33.04	67,802	0.51	1.25	2.00	15.84	16.72
Investment Grade Bond Portfolio
2024	31,106	12.86	14.82	243,019	3.59	1.25	2.00	(0.24)	0.51
2023	29,089	12.90	14.75	212,052	2.69	1.25	2.00	4.11	4.89
2022	27,646	12.39	14.06	181,895	2.17	1.25	2.00	(14.68)	(14.04)
2021	14,687	14.52	16.36	239,893	2.09	1.25	2.00	(2.57)	(1.84)
2020	13,232	14.90	16.66	220,170	2.33	1.25	2.00	7.22	8.03
Government Money Market Fund
2024	126,092	9.33	10.77	882,091	4.98	1.25	2.00	3.01	3.79
2023	125,303	9.05	10.38	841,842	4.73	1.25	2.00	2.82	3.59
2022	86,380	8.80	10.02	422,585	1.41	1.25	2.00	(0.57)	0.18
2021	44,037	8.86	10.00	438,700	0.01	1.25	2.00	(1.97)	(1.23)
2020	43,638	9.03	10.13	440,369	0.28	1.25	2.00	(1.67)	(0.93)
Janus Henderson Portfolio
Overseas Portfolio
2024	1,007	28.94	47.41	13,928	1.38	1.25	2.00	3.72	4.51
2023	1,008	27.91	45.36	13,394	1.16	1.25	2.00	8.68	9.50
2022	1,233	25.68	41.43	19,802	1.74	1.25	2.00	(10.41)	(9.74)
2021	635	28.66	45.90	23,144	1.14	1.25	2.00	11.34	12.17
2020	727	25.74	40.92	22,946	1.27	1.25	2.00	13.99	14.85
Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio
2024	462	19.56	20.55	1,748	5.67	1.75	2.00	4.59	4.85
2023	462	18.70	19.60	1,671	1.86	1.75	2.00	4.45	4.71
2022	674	17.91	18.72	5,380	3.90	1.75	2.00	(14.53)	(14.31)
2021	377	20.95	21.84	7,979	2.87	1.75	2.00	1.23	1.49
2020	406	20.69	21.52	8,481	3.80	1.75	2.00	5.17	5.44
Growth & Income Portfolio
2024	18,395	29.09	32.29	270,431	0.87	1.25	2.00	18.20	19.09
2023	18,476	24.61	27.11	229,284	0.96	1.25	2.00	10.95	11.79
2022	18,651	22.18	24.25	209,139	1.27	1.25	2.00	(11.23)	(10.56)
2021	10,009	24.99	27.12	270,847	1.04	1.25	2.00	26.47	27.42
2020	11,254	19.76	21.28	238,931	1.74	1.25	2.00	0.66	1.42
Mid Cap Stock Portfolio
2024	320	26.07	27.39	3,093	0.47	1.75	2.00	12.61	12.89
2023	320	23.15	24.26	2,747	0.22	1.75	2.00	13.14	13.42
2022	386	20.46	21.39	3,774	0.78	1.75	2.00	(12.97)	(12.75)
2021	206	23.51	24.51	4,969	0.56	1.75	2.00	26.15	26.47
2020	250	18.64	19.38	4,757	1.14	1.75	2.00	0.46	0.71
T. Rowe Price Equity Series, Inc.
Blue Chip Growth Portfolio
2024	11,155	66.96	70.50	335,947	—	1.25	2.00	32.81	33.82
2023	11,156	50.78	52.83	251,165	—	1.25	2.00	46.35	47.44
2022	12,752	34.45	36.01	227,416	—	1.25	2.00	(39.72)	(39.27)
2021	6,390	56.93	59.59	376,140	—	1.25	2.00	15.29	16.16
2020	6,413	49.11	51.56	325,046	—	1.25	2.00	31.61	32.61
								(Continued)
31

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024

					Investment
		Unit Value		Net	Income	Expense Ratio (2)		Total Return (3)
	Units	Low to High		Assets	Ratio (1)	Low to High		Low to High

Equity Income Portfolio II
2024	472	$28.22	$29.64	$6,033	1.63%	1.75%	2.00%	9.16%	9.43%
2023	472	25.85	27.09	5,520	2.61	1.75	2.00	7.15	7.42
2022	472	24.12	25.21	5,146	1.56	1.75	2.00	(5.49)	(5.25)
2021	268	25.52	26.61	7,060	1.40	1.75	2.00	22.74	23.05
2020	205	20.80	21.63	4,426	2.11	1.75	2.00	(1.05)	(0.80)
Health Sciences Portfolio II
2024	8,912	72.33	75.98	5,113	—	1.75	2.00	(0.61)	(0.36)
2023	8,912	72.77	76.25	5,158	—	1.75	2.00	0.66	0.91
2022	8,912	72.30	75.57	5,118	—	1.75	2.00	(14.41)	(14.20)
2021	68	84.48	88.07	5,972	—	1.75	2.00	10.60	10.87
2020	68	76.38	79.44	5,393	—	1.75	2.00	26.70	27.02
Moderate Allocation Portfolio
2024	4,377	25.07	27.42	58,078	2.30	1.25	2.00	7.86	8.68
2023	4,388	23.24	25.23	53,741	2.82	1.25	2.00	13.07	13.92
2022	4,397	20.56	22.14	47,417	1.55	1.25	2.00	(19.93)	(19.33)
2021	2,245	25.67	27.45	61,390	0.98	1.25	2.00	7.88	8.70
2020	2,241	24.48	25.25	56,440	1.37	1.25	2.00	12.27	13.11
Vanguard Variable Insurance Funds
Mid-Cap Index Portfolio
2024	398	41.06	43.13	8,546	1.38	1.95	2.20	12.55	12.84
2023	399	36.48	38.22	7,597	0.71	1.95	2.20	13.32	13.60
2022	400	32.19	33.65	6,711	1.13	1.95	2.20	(20.59)	(20.39)
2021	200	40.54	42.26	8,458	1.09	1.95	2.20	21.65	21.96
2020	201	33.32	34.65	6,958	1.49	1.95	2.20	15.50	15.79
Real Estate Index Portfolio
2024	403	24.24	25.46	4,126	3.13	1.95	2.20	2.45	2.70
2023	403	23.66	24.79	4,024	—	1.95	2.20	9.28	9.55
2022	462	21.65	22.63	4,944	1.98	1.95	2.20	(27.90)	(27.72)
2021	240	30.03	31.31	7,402	2.14	1.95	2.20	37.16	37.50
2020	265	21.89	22.77	5,948	2.51	1.95	2.20	(6.93)	(6.70)
Total Bond Market Index Portfolio
2024	154	11.43	12.01	1	—	1.95	2.20	(0.98)	(0.73)
2023	154	11.54	12.09	1	7.51	1.95	2.20	3.29	3.54
2022	265	11.17	11.68	1,245	2.49	1.95	2.20	(15.10)	(14.89)
2021	154	13.16	13.72	2,027	2.16	1.95	2.20	(3.86)	(3.61)
2020	154	13.69	14.24	2,100	2.66	1.95	2.20	5.24	5.50
Total Stock Market Index Portfolio
2024	679	47.05	49.43	14,031	1.23	1.95	2.20	21.00	21.31
2023	679	38.88	40.74	11,588	1.23	1.95	2.20	23.22	23.53
2022	761	31.56	32.98	11,978	1.39	1.95	2.20	(21.34)	(21.14)
2021	395	40.12	41.83	16,333	1.24	1.95	2.20	22.91	23.21
2020	432	32.64	33.95	14,466	1.57	1.95	2.20	17.93	18.22
Capital Growth Portfolio
2024	—	60.54	63.59	4	1.01	1.95	2.20	10.92	11.20
2023	—	54.57	57.18	4	1.01	1.95	2.20	25.22	25.53
2022	—	43.58	45.55	3	—	1.95	2.20	(17.32)	(17.11)
2021	—	52.71	54.96	4	—	1.95	2.20	18.90	19.20
2020	—	44.34	46.11	3	3.85	1.95	2.20	14.91	15.20
								(Concluded)

32

Athene Variable Annuity Account A
Notes to Financial Statements
December 31, 2024
(1)    These amounts represent the dividends, excluding distributions of capital gains, received by the sub account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude expenses assessed by the sub-account. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests. The investment income ratio is calculated for the effective period for each fund as applicable.
(2)    These ratios represent the annualized contract expenses of the Separate Account, which consist of the mortality and expense and administration charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to the contract owner accounts through redemption of units and expenses of the underlying funds are excluded.
(3)    These amounts represent the total return for the year, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses would result in a reduction in the total return presented. The total return is calculated for the effective period for each fund as applicable.

7.    Subsequent Events
The Company has evaluated subsequent events through April 28, 2025, the date that these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2024 that require disclosure or adjustment to the financial statements at that date or for the period ended.
33

PART C – OTHER INFORMATION

ITEM 27.    EXHIBITS

(a)			Board of Directors Resolution:

Board of directors resolution authorizing the establishment of the Separate Account. Incorporated herein by reference to the Initial Registration Statement on Form N-4, File No. 333-32887, filed on August 5, 1997.

(b)			Not applicable.
(c)			Underwriting Contracts:
	(1)	(i)	Principal Underwriters Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(ii)
Form of Amendment to Principal Underwriter Agreement. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2008.

	(2)		Form of Selling Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(3)		Principal Underwriter Agreement with Athene Securities, LLC. Incorporated herein by reference to the initial Registration Statement on Form N-4, File No. 333-285082, filed on February 20, 2025.
(d)			Contracts:
	(1)		Individual Variable Annuity Contract. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-104881, filed on August 25, 2003.
	(2)		Waiver of Withdrawal Charges Rider. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-104881, filed on August 25, 2003.
	(3)		Plus 70/50 Optional Death Benefit Rider. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-104881, filed on August 25, 2003.
	(4)		Form of Fund Facilitation Fee Rider. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 28, 2005.
(e)			Applications:

Application for Individual Variable Annuity Contract. Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-104881, filed on August 25, 2003.

(f)			Depositor Certificate of Incorporation and By-Laws:
(1)
Amended and Restated Articles of Incorporation of Athene Annuity and Life Company. Incorporated herein by reference to the initial Registration Statement on Form S-1, File No. 333-225544, filed on June 8, 2018.

(2)
Amended and Restated By-laws of Athene Annuity and Life Company (effective August 12, 2019). Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-252851, filed on April 21, 2022.

(3)
Resolution of the board of directors of Athene Annuity and Life Company approving merger with Athene Annuity & Life Assurance Company. Incorporated herein by reference to the initial Registration Statement on Form N-4, File No. 333-285082, filed on February 20, 2025.

(4)
Articles of Merger of Athene Annuity & Life Assurance Company and Athene Annuity and Life Company. Incorporated herein by reference to the initial Registration Statement on Form N-4, File No. 333-285082, filed on February 20, 2025.

(g)			Not applicable.
(h)			Participation Agreements:
	(1)	(i)
Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-32887, filed on May 1, 2000.

(ii)
Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 28, 2005.

(iii)
Form of Rule 22c-2 Shareholder Information Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

(2)
Form of Fund Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-32887, filed on May 1, 2000.

	(3)	(i)
Form of Fund Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-32887, filed on May 1, 2000.

		(ii)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(4)	(i)
Form of Fund Participation Agreement among Janus Aspen Series, Janus Distributors LLC and the Company. Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, File No. 333-32887, filed on April 30, 2003.

(ii)
Form of Fund Participation Agreement between Janus Aspen Series and the Company. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 28, 2005.

		(iii)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(5)	(i)
Form of Fund Participation Agreement among Lincoln Variable Insurance Products Trust and the Company. Incorporated herein by reference to the initial Registration Statement on Form N-4, File No. 333-285082, filed on February 20, 2025.

		(ii)	Form of Shareholder Information Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

(6)	(i)
Form of Fund Participation Agreement among Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund and the Company. Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, File No. 333-32887, filed on April 30, 2003.

	(ii)	Form of Supplemental Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(7)
Form of Fund Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and the Company. Incorporated herein by reference to the initial Registration Statement on Form N-4, File No. 333-285082, filed on February 20, 2025.

(8)	(i)
Form of Fund Participation Agreement among Lazard Retirement Series, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, File No. 333-32887, filed on April 30, 2003.

	(ii)	Form of Agreement pursuant to Rule 22c-2. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(9)	(i)
Form of Fund Participation Agreement between the Company and Lord Abbett Series Fund, Inc. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 28, 2005.

	(ii)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(10)	(i)
Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 28, 2005.

(ii)
Form of Rule 22c-2 Shareholder Information Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

(11)	(i)
Form of Participation Agreement by and among Vanguard Variable Insurance Fund, and The Vanguard Group, Inc. and Vanguard Marketing Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 28, 2005.

(ii)
Form of Amendment to Participation Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

(12)
Form of Amendment to Fund Participation Agreement between the Company and Dreyfus Stock Index Fund, Inc. and Dreyfus Investment Portfolios, and Dreyfus Variable Investment Fund. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 28, 2005.

(13)	(i)
Form of Participation Agreement among AIM Variable Insurance Funds, AIM Distributors, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 28, 2005.

		(ii)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(i)			Administrative Contracts:
(1)
Third Party Administrator Agreement with Illumifin Corporation. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-285082, filed on May 7, 2025.

(j)			Not applicable.
(k)			Opinion and consent of counsel. Filed herewith.
(l)	(1)		Consent of Independent Registered Public Accounting Firm relating to Athene Variable Annuity Account A. Filed herewith.
	(2)		Consent of Independent Auditors relating to Athene Annuity and Life Company. Filed herewith.
(m)			Not applicable.
(n)			Not applicable.
(o)			Not applicable.
(p)	(1)
Powers of attorney of Martin P. Klein, Mitra Hormozi, Francis P. Sabatini, Hope S. Taitz, and Lawrence J. Ruisi. Incorporated herein by reference to the initial Registration Statement on Form N-4, File No. 333-285082, filed on February 20, 2025.

	(2)		Power of attorney for Louis-Jacques Tanguy. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-285082, filed on May 7, 2025.
(q)
Athene Annuity and Life Company Organizational Structure. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-285082, filed on May 7, 2025.

ITEM 28.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the directors and officers of AAIA. Unless otherwise indicated, the principal business address of each of the individuals listed below is 7700 Mills Civic Parkway West Des Moines, IA 50266.

Name	Position
Grant Kvalheim	Chief Executive Officer and Director
Michael S. Downing	President, Chief Operating Officer and Director
Tyler Goode	Vice President, US Controller
Randall Epright	Executive Vice President, Chief Information Officer and Director
Sandra L. Stokley	Executive Vice President, Insurance Operations
Kristi Burma	Executive Vice President
Rod Mims	Executive Vice President
Meha Jain	Senior Vice President, Treasurer
Shailendra Panchal	Senior Vice President, Asset Risk
Martin P. Klein	Director
Louis-Jacques Tanguy	Director
Mitra Hormozi	Director
Lawrence Ruisi	Director
Francis P. Sabatini	Director
Hope Schefler Taitz	Director
Blaine Doerrfeld	Secretary

ITEM 29.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of Athene Annuity and Life Company, a stock life insurance company incorporated under the laws of the State of Iowa.

The organizational chart for Athene Annuity and Life Company indicates those persons who are controlled by or under common control with the Depositor. No person is controlled by the Registrant.

See Exhibit 27(q).

ITEM 30.    INDEMNIFICATION

Section 490.202 of the Iowa Business Corporation Act (the “IBCA” or the “Act”), provides that a corporation’s articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or failure to take action, as a director, except liability for (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) an intentional infliction of harm on the Company or the shareholders, (3) a violation of Section 490.832 of the IBCA or (4) an intentional violation of criminal law.

Further, Section 490.851 of the IBCA provides that a corporation may indemnify its directors who may be party to a proceeding against liability incurred in the proceeding by reason of such person serving in the capacity of director, if such person has acted in good faith and in a manner reasonably believed by the individual to be in the best interests of the corporation, if the director was acting in an official capacity, and in all other cases that the individual’s conduct was at least not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual’s conduct was unlawful or the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation. The indemnity provisions under Section 490.851 do not apply (i) in the case of actions brought by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct set forth above or (ii) in connection with any proceedings with respect to conduct for which the director was adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director’s official capacity.

In addition, Section 490.852 of the IBCA provides mandatory indemnification of reasonable expenses incurred by a director in connection with the proceeding who is wholly successful in defending any action in which the director was a party because the director is or was a director of the corporation. A director who is a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 490.854 of the IBCA. Article XI.1 of the Bylaws of the Company provides for indemnification of Company directors, officers, employees, and agents against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred in connection with a proceeding.

Section 490.853 of the IBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred in connection with the proceeding by a director who is a party to a proceeding because such person is a director if the director delivers a written undertaking to repay any funds advanced if the director is not entitled to mandatory indemnification under Section 490.852 of the IBCA and it is ultimately determined that the director has not met the standard of conduct described above. Article XI.4 of the Bylaws of the Company provides for advancement of expenses actually incurred in advance of the final disposition of a proceeding within twenty calendar days after the receipt by the Company of a statement from the indemnified party requesting such advance that reasonably evidences the expenses incurred by the indemnified party, provided that the Company's obligation to pay such expenses is contingent upon the indemnified party providing any undertaking required by the IBCA.

Under Section 490.856 of the IBCA, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because such person is an officer, to the same extent as a director. In addition, if the person is an officer but not a director, further indemnification may be provided by the corporation’s articles of incorporation or bylaws, a resolution of the board of directors or by contract, except liability for (1) a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding and (2) conduct that constitutes receipt by the officer of a financial benefit to which the officer is not entitled, an intentional infliction of harm on the corporation or the shareholders or an intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act taken or a failure to take action solely as an officer. Article XI of the Bylaws of the Company apply equally to directors and officers of the Company as well as to employees and agents of the Company.

As permitted by the Iowa state law:

Article X of the Amended and Restated Articles of Incorporation of Athene Annuity and Life Company provides that:

“A director of the Company shall not be personally liable to the Company or its shareholder for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Company or the shareholders; (3) a violation of Section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. If the Iowa Business Corporation Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the extent of such amendment, automatically and without any further action, to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the Company shall be prospective only and shall not adversely affect any limitation on the personal liability or any other right or protection of a director of the Company with respect to any state of facts existing at or prior to the time of such repeal or modification.”

The Amended and Restated Bylaws of Athene Annuity and Life Company (effective August 12, 2019) provide:

In Article XI.1 that “To the fullest extent permitted by applicable law as then in effect, the Corporation (a) shall indemnify any person (the “Indemnitee”) who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent, trustee, plan administrator or plan fiduciary of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred by the Indemnitee in connection with such Proceeding, and (b) shall indemnify each Indemnitee against all expenses (including attorneys’ fees) actually and reasonably incurred by the Indemnitee in seeking to enforce its rights under this Article XI (by means of legal action or otherwise). Absent a court order to indemnify, the Corporation’s obligation for indemnification stated above is contingent upon satisfaction by the Indemnitee of the applicable indemnification standards required by the Act”; and

In Article XI.4 “In furtherance and not in limitation of the foregoing provisions, all expenses (including attorneys’ fees) actually incurred by or on behalf of an Indemnitee in advance of the final disposition of a Proceeding shall be advanced to the Indemnitee by the Corporation within 20 calendar days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee. The Corporation’s obligation to pay expenses pursuant to this Section shall be contingent upon the Indemnitee providing any undertaking required by the Act.”

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.    PRINCIPAL UNDERWRITERS

(a)    Athene Securities, LLC acts as principal underwriter for the following investment companies:

Athene Variable Annuity Account A
Athene Variable Life Account A

Athene Securities, LLC does not act as depositor, sponsor, or investment adviser to any investment companies.

(b)    Directors and Officers of Athene Securities, LLC

Name*	Positions and Offices with Underwriter
Chad Batterson	President and Chief Operating Officer
Antony Geyelin	Vice President
Sheila Burton	Chief Compliance Officer
Angela Hunt	Compliance Officer
Blaine Doerrfeld	Manager
*Unless otherwise indicated, the principal business address of each of the above individuals is 7700 Mills Civic Parkway West Des Moines, IA 50266.

(c)    Compensation from the Registrant

The following commissions and other compensation were received by Athene Securities, LLC, directly or indirectly, from the Registrant during the Registrant’s last fiscal year.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts	(3) Compensation on Redemption	(4) Brokerage Commission	(5) Other Compensation
Athene Securities, LLC	$0	$0	$0	$0

ITEM 32.    LOCATION OF ACCOUNTS AND RECORDS

The accounts, books, records or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by Athene Annuity and Life Company at 7700 Mills Civic Parkway West Des Moines, IA 50266.

ITEM 33.    MANAGEMENT SERVICES

Not applicable.

ITEM 34.    FEE REPRESENTATION

Athene Annuity and Life Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Athene Annuity and Life Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of West Des Moines, and State of Iowa on this 13th day of May, 2025.

Athene Variable Annuity Account A (Registrant)
By:	/s/ Grant Kvalheim
Chief Executive Officer Athene Annuity and Life Company

Athene Annuity and Life Company (Depositor)
By:	/s/ Grant Kvalheim
Chief Executive Officer Athene Annuity and Life Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Grant Kvalheim	Chief Executive Officer and Director (Principal Executive Officer)	May 13, 2025
Grant Kvalheim

/s/ Michael Downing	President and Chief Operating Officer	May 13, 2025
Michael Downing

/s/ Tyler Goode	Vice President, US Controller (Principal Financial Officer and Principal Accounting Officer)	May 13, 2025
Tyler Goode

/s/ Randall Epright	Executive Vice President, Chief Information Officer and Director	May 13, 2025
Randall Epright

/s/ Louis-Jacques Tanguy*	Director	May 13, 2025
Louis-Jacques Tanguy

/s/ Martin P. Klein*	Director	May 13, 2025
Martin P. Klein

/s/ Mitra Hormozi*	Director	May 13, 2025
Mitra Hormozi

/s/ Francis P. Sabatini*	Director	May 13, 2025
Francis P. Sabatini

/s/ Hope S. Taitz*	Director	May 13, 2025
Hope S. Taitz

/s/ Lawrence J. Ruisi*	Director	May 13, 2025
Lawrence J. Ruisi

/s/ Blaine Doerrfeld	Attorney-in-Fact	May 13, 2025
Blaine Doerrfeld

*Executed by Blaine Doerrfeld on behalf of those indicated pursuant to Power of Attorney.

EXHIBIT INDEX

(k)	Opinion and consent of counsel.
(l)(1)	Consent of Independent Registered Public Accounting Firm relating to Athene Variable Annuity Account A.
(l)(2)	Consent of Independent Auditors relating to Athene Annuity and Life Company.